As submitted on March 1, 2019 to the Securities and Exchange Commission

For confidential review pursuant to the Jumpstart our Business Startups Act of 2012

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dr. Yacov Geva
President and Chief Executive Officer	G Medical Innovations USA Inc.
99 Baker Street	1500 S Lake Side
London W1U 6QQ, United Kingdom	Bannockburn, IL 60015
Tel: +44.20.372.92151	Tel: 800.595.2898
(Address, including zip code, and telephone number, including	(Name, address, including zip code, and telephone
area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq.	Shlomo Landress, Adv.	Robert F. Charron, Esq.
Robert V. Condon III, Esq.	Gornitzky & Co.	Ellenoff Grossman & Schole LLP
David A. Huberman, Esq.	Zion Building, 45 Rothschild Blvd,	1345 Avenue of the Americas
Zysman, Aharoni, Gayer and	Tel Aviv, 6578403, Israel	New York, New York 10105
Sullivan & Worcester LLP	Tel: +972.3.7109191	212-370-1300
1633 Broadway
New York, NY 10019
Tel: 212.660.3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)		Amount of registration fee(4)
Ordinary shares, par value $0.001 per share (1)	$		$
Representative’s warrants to purchase American Depositary Shares (5)		-
Ordinary shares underlying the American Depositary Shares issuable upon exercise of Representative’s warrants (6)
Total Registration Fee	$		$

(1)	The ordinary shares will be represented by American Depositary Shares, or ADS, which have been registered under a separate registration statement on Form F-6 (Registration No. ) and are issuable upon deposit of the ordinary shares registered hereby. Each ADS will represent ordinary shares.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, the ordinary shares registered hereby also include an indeterminate number of additional ordinary shares as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(3)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of ordinary shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(5)	In accordance with Rule 457(g) under the Securities Act, because the ordinary shares of the Registrant underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(6)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants are exercisable at a per share exercise price equal to % of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the representative’s warrants is $ ( % of $ , which in turn is % of the proposed maximum aggregate offering amount for the ADSs of $ ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MARCH 1, 2019

        American Depositary Shares

Representing           Ordinary Shares

G Medical Innovations Holdings Ltd.

We are offering         American Depositary Shares, or ADSs, at an estimated offering price of $     per ADS, based on the last reported sale price of our ordinary shares on         . We are offering all of the ADSs offered by this prospectus. This is our initial public offering in the United States.

Our ordinary shares, $0.001 par value, or Ordinary Shares, currently trade on the Australian Securities Exchange operated by ASX Ltd., or ASX, under the symbol “GMV.” On February 25, 2019, the last reported trading price of our Ordinary Shares on the ASX was A$0.295, or $0.21 per share (based on the exchange rates certified for customs purposes reported by the Federal Reserve Bank of New York on such date). Our share price on the ASX may not be indicative of the actual offering price. The actual offering price will be determined between us and the underwriters at the time of pricing, and may be at a discount to the current market price. We have applied to list the ADSs on the Nasdaq Capital Market under the symbol “GMVD.” No assurance can be given that our application will be approved or that a trading market will develop.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission, or the SEC, the Australian Securities and Investments Commission, nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses) (2)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses and the underwriters will receive compensation in addition to underwriting discounts and commissions. See the section titled “Underwriting” beginning on page 116 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.
(2)	Does not include proceeds from the exercise of the warrants in cash, if any.

We have granted the representative of the underwriters an option to purchase from us, at the public offering price, up to additional      ADSs, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $        , and the total proceeds to us, before expenses, will be $           .

The underwriters expect to deliver the ADSs on or about              , 2019.

Sole Book – Running Manager

H.C. Wainwright & Co.

The date of this prospectus is           , 2019

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell the ADSs, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “G Medical Innovations Holdings” refer to G Medical Innovations Holdings Ltd., a Cayman Islands exempted company, and its subsidiaries: G Medical Innovations Ltd., an Israeli corporation, G Medical Innovations USA Inc., a Delaware corporation, G Medical Innovations MK Ltd., a Macedonian corporation, G Medical Innovations Asia Limited, a Hong Kong corporation, or G Medical Asia, G Medical Diagnostic Services, Inc., a Texas corporation, Telerhythmics, LLC, a company formed under the laws of the state of Tennessee, G Medical Mobile Health Solutions, Inc., an Illinois corporation, G Medical Innovations UK Ltd., a UK corporation, all of which are wholly-owned subsidiaries and Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd., or G Medical China, the 70%-owned subsidiary of G Medical Innovations Asia Limited.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars” or “$” mean U.S. dollars, and references to “A$” are to Australian dollars.  Unless derived from our consolidated financial statements or otherwise indicated, U.S. dollar translations of A$ amounts presented in this prospectus are translated using the rate of A$0.7204 to $1.00, based on the exchange rates certified for customs purposes by the Federal Reserve Bank of New York on December 11, 2018.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

The current ratio of Ordinary Shares to ADSs as of the date of this prospectus is one ADS representing      Ordinary Shares.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus.

Our Company

We are an early stage commercial healthcare company engaged in the development of next generation mobile and e-health solutions and monitoring service platforms. Our solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (CVD), pulmonary disease and diabetes. Using our proprietary suite of devices, software solutions, algorithms and monitoring services, we intend to drive recurring revenue streams in two vertical markets:

●	B2B: professional healthcare markets (including hospitals, clinics and senior care facilities); and
●	B2B2C and B2C: consumer healthcare market.

Our Monitoring Services

Our focus in the United States and the United Kingdom is the provision of arrhythmia monitoring services in the professional healthcare market, and vital signs services in the business-to-business (B2B) and business-to-consumer (B2C) concierge medicine and chronic care management markets. We entered the U.S. arrhythmia monitoring services industry through the 2017 acquisition of CardioStaff Corporation, or CardioStaff, an Independent Diagnostic Testing Facility (IDTF) based in Austin, Texas. The IDTF provides physicians and hospitals with 24/7 remote cardiac monitoring services which utilize event, Holter, extended Holter and mobile cardiac telemetry monitoring devices. CardioStaff was rebranded as G Medical Diagnostic Services, Ltd. (GMedDx) and now serves as our national monitoring call center. GMedDx will also serve as a platform for introducing our innovative suite of clinical-grade products into outpatient settings, physician practices, hospitals and senior care facilities.

In November 2018, we acquired a second IDTF, Telerhythmics LLC, or Telerhythmics, based in Memphis, Tennessee. Telerhythmics operates mainly across the Southeastern United States, and provides hospitals and physicians with cardiac monitoring services including mobile cardiac telemetry (MCT), event monitoring, Holter monitoring and pacemaker analysis. Telerhythmics also adds a significant amount of commercial payor agreements across local, regional and national markets.

In October 2018, we began commercialization efforts at G Medical Innovations UK, Ltd., one of our wholly-owned subsidiaries, to provide cardiac monitoring services in the United Kingdom, similar to what we do in the United States. The United Kingdom presents many opportunities. More than three million Britons are affected by an arrhythmia. Heart rhythm disorders are Britain’s biggest killer, and cause at least 100,000 sudden cardiac deaths each year. This is more deaths than those caused by breast cancer, lung cancer and AIDS combined. Atrial fibrillation (AFib) causes 12,000 debilitating and fatal AFib-related strokes in the United Kingdom each year, many of which could be avoided if they were timely diagnosed and appropriate anticoagulation therapy was provided.

Product Lines

Our product platforms are positioned to reduce inefficiencies in healthcare delivery, improve access, reduce costs, increase quality of care and make healthcare more personalized and precise. Early detection and diagnosis, as well as accessibility for all patients and providers, will positively impact the direction and cost of healthcare today.

The impact of mobile devices on consumer behavior is growing rapidly and in recent years, patients have become increasingly active in managing their healthcare and are demanding both a more tailored product and self-sufficient consumer experience. We believe that the growing aging population together with rising incidences of chronic diseases such as CVD, cancer, heart ailments and diabetes, will drive market demand for our products.

Our product lines consist of our Prizma Medical Smartphone Case, Extended Holter Patch System and our Wireless Vital Signs Monitoring System. To date, we have not generated significant revenue from the sale of our products.

Our intellectual property portfolio consists of fifteen patent applications, which have either the Patent Cooperation Treaty of the World Intellectual Property Organization, or PCT, pending status or have entered national stage and are under examination by national authorities. We currently do not have any issued patents.

Currently, we have CE mark for Prizma Medical Smartphone Case and Extender Holter Patch System, FDA clearance for Prizma and TGA approval for the Australian market. As we are developing and marketing medical grade devices, the marketing of our products and related services will not be done without the necessary regulatory approvals.

Prizma Medical Smartphone Case

The innovative Prizma is a “plug-and-play” clinical grade solution that can transform almost any smartphone into a medical monitoring device. Prizma presents a comprehensive health profile of the user, measuring a wide range of vital signs and biometrics including Electrocardiography (ECG), oxygen saturation, temperature, heart rate and stress levels. Blood pressure, body weight and blood glucose measurements may be manually entered and tracked on the Prizma app. All of the measurements are saved and tracked on the Prizma app and on the cloud portal. Users may generate reports and share with third-parties (i.e., medical providers, family members).

Extended Holter Patch System

Our Extended Holter Patch System is a multi-channel patient-worn biosensor that captures ECG data continuously for up to 14 days. Multi-lead ECGs can deliver higher predictive values with more actionable data in which to make a more accurate diagnosis. In addition, the Extended Holter Patch System allows patients to capture any symptomatic event by tapping a button on the recorder and documenting their activity and symptom in the patient diary. This correlates the ECG activity and provides physicians with more contextual data in which to make a diagnosis. Following the monitoring session, the device is returned to G Medical and the data is uploaded to our secure cloud for analysis. A concise clinical report of preliminary findings is generated by certified cardiac technicians, validated through a QA process, and made available to the physicians on our secure physician portal.

Wireless Vital Signs Monitoring System

The Vital Signs System is still under development. The easy-to-use solution is expected to provide continuous, real-time monitoring of a wide range of vital signs and biometrics. The sensors are being designed in 4 units: chest unit, arm unit, ear unit and wrist unit. The data collected through the system is analyzed by multiple algorithms to detect vital signs abnormalities and reported in real time. Alternatively, data can be streamed to a centralized database where it is analyzed, stored and presented through a user-friendly analytics platform “Hub,” which is available on both smartphones and tablets.

Our Strategy

Our strategic objective is to develop and commercialize innovative next generation mobile and e-health solutions and monitoring service platforms. Using our proprietary suite of devices and software solutions we intend to drive multiple and recurring revenue streams, across consumer and professional healthcare verticals and in a variety of geographical territories.

Our current activities are focused on investing in cardiac monitoring service centers in the United States, and the United Kingdom; commercializing the Prizma and VSMS Extended Holter monitoring solution in the United States, China and other markets; completing the development of our Wireless Vital Signs System; and cultivating various channels of distribution. Such channels include hospitals, insurance companies, chronic care management companies, concierge medicine groups, telecommunications companies (Telcos), specialized mobile virtual network operators (MVNOs), distribution houses, original design manufacturers (ODM) handsets and wireless design centers.

As to manufacturing, we recently received ISO 13485 certification for our manufacturing facility in China. Until we have larger volumes of orders, we will continue to use a third-party technology manufacturer in Israel to support our current demand.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in the ADSs. In particular, our risks include, but are not limited to, the following:

●	we have a limited operating history on which to assess the prospects for our business, have incurred losses since inception and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products and services globally;
●	given our limited revenue and lack of positive cash flow, we may need to raise additional capital after this offering, which may be unavailable to us;
●	we may not succeed in completing the development and commercialization of our products and services and generating significant revenues;
●	we will be dependent upon success in our customer acquisition strategy and successfully integrating acquired companies and technology;
●	if we are not able to attract and retain highly skilled managerial, scientific and technical personnel, we may not be able to implement our business model successfully;
●	we may not be able to obtain the necessary approvals of the U.S. Food and Drug Administration, or the FDA, any applicable state equivalents, or similar foreign regulatory agencies, such as European Economic Area, or EEA, Notified Bodies, or the Chinese Food and Drug Administration, or CFDA, or may not be able obtain such approvals in a timely fashion;
●	we have applied for various patents. There is no guarantee that these patent applications will be granted or that we will receive enforceable patent rights;
●	our business will be dependent upon success in its customer acquisition strategy. If we fail to maintain a high quality of service or a high quality of device technology, we may fail to retain existing users or add new users. If users decrease their level of engagement, our revenue, financial results and business may be significantly harmed;
●	we will be partially dependent upon referrals from physicians for the sale of our products and provision of our services. The loss of a significant number of patient referrals by physicians prescribing our monitoring services may have an adverse effect on our future revenues, which could have an adverse effect on our business, financial condition and results of operations;
●	we are highly dependent on payments by our customers, which consist principally of wholesalers, distributors, pharmacies, hospitals, clinics and government agencies;
●	we may be subject to security breaches and other disruptions could compromise our information, expose us to liability and harm our reputation and business; and
●	we may be party to or target of lawsuits, investigations and proceedings arising out of claims alleging negligence, product liability, breach of warranty or malpractice that may involve large claims and significant defense costs whether or not such liability is imposed. Such potential claims may be costly to defend, could consume management resources and could adversely affect our reputation and business.

Corporate Information

We are a company incorporated and registered in the Cayman Islands and were incorporated in 2014. Our principal executive offices are located at 99 Baker Street, London W1U 6QQ, United Kingdom. Our telephone number in United Kingdom is +44.20.372.92151. Our website address is https://gmedinnovations.com/. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

THE OFFERING

Ordinary Shares currently issued and outstanding	Ordinary Shares

ADSs offered by us	ADSs representing Ordinary Shares

Ordinary Shares to be issued and outstanding after this offering	Ordinary Shares (assuming no exercise of the representative’s warrant), or Ordinary Shares if the underwriters exercise in full the over-allotment option to purchase additional ADSs.

The ADSs

Each ADS represents      of our Ordinary Shares.

The depositary will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted the underwriters an option for a period of up to 45 days to purchase, at the public offering price, up to additional ADSs, less underwriting discounts and commissions, to cover over-allotments, if any.

Representative’s Warrants	We will issue to H.C. Wainwright & Co., LLC, the representative of the underwriters, warrants to purchase up to ADSs (or ADSs if the underwriters exercise their over-allotment option in full). The representative’s warrants will have an exercise price of 125% of the per ADS public offering price, will be exercisable on the date of issuance and will expire five years from the effective date of the registration statement of which this prospectus forms a part.

Use of proceeds

We expect to receive approximately $           million in net proceeds from the sale of          ADSs offered by us in this offering (approximately $        million if the underwriters exercise their over-allotment option in full), based upon an assumed public offering price of $           per ADS, based on the last reported sale price of our Ordinary Shares on         , and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for the following purposes:

●	approximately $ million to scale up the sales force and marketing;
●	approximately $ million to continue the development of our products and next generation products, including clinical trials and other regulatory approval processes; and
●	the remainder for working capital and general corporate purposes and possible future acquisitions.

The amounts and schedule of our actual expenditures will depend on multiple factors. As a result, our management will have broad discretion in the application of the net proceeds of this offering.

Depositary

Risk factors	You should read the “Risk Factors” section starting on page 7 of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ADSs.

Proposed Nasdaq Capital Market symbol:	We have applied to list the ADSs to be issued in this offering on the Nasdaq Capital Market under the symbol “GMVD.”

ASX symbol:	Our Ordinary Shares are currently traded on the ASX under the symbol “GMV.”

Shareholder approval:	Under the ASX Listing Rules, certain steps necessary for the consummation of this offering require the approval of our shareholders voting at a general meeting of shareholders. We expect to receive all such required approvals from our shareholders prior to the completion of this offering.

The number of the Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all of the ADSs offered hereby are sold, and is based on 361,871,165 Ordinary Shares issued and outstanding as of February 25, 2019. This number excludes:

●	33,557,354 Ordinary Shares issuable upon the exercise of warrants outstanding as of such date, at exercise prices ranging from A$0.30 (approximately $0.23) to A$0.52 (approximately $0.39), all of which vested as of such date;
●	3,168,112 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our 2016 Global Equity Incentive Plan, or the Global Plan, outstanding as of such date, at a weighted average exercise price of $0.185, of which 376,723 were vested as of such date;
●	60,000,000 Ordinary Shares issuable pursuant to Class B performance rights that will vest upon the completion of certain milestones;
●	60,000,000 Ordinary Shares issuable pursuant to Class C performance rights that will vest upon the completion of certain milestones;
●	up to 18,257,120 Ordinary Shares issuable upon the conversion of the 3,925,000 convertible securities, or the Convertible Securities. See “Description of Share Capital and Governing Documents – Convertible Securities” for additional information; and
●	10,233,364 Ordinary Shares reserved for future issuance under our Global Plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise of the underwriters’ over-allotment option; and
●	no exercise of representative’s warrants.

See “Description of Share Capital and Governing Documents” for additional information.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2017 and 2016, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following statements of operations data for the six months ended June 30, 2018 and 2017, and the balance sheet data as of June 30, 2018, from our unaudited interim condensed financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited financial statements for December 31, 2017. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our consolidated financial statements included in this prospectus were prepared in accordance with IFRS, as issued by the IASB.

	Year Ended December 31,				Six Months Ended June 30,
U.S. dollars in thousands, except share and per share data	2017		2016		2018		2017
Revenues
Services		109		-		985		-
Products		-		-		16		-
Total revenues		109		-		1,001		-
Cost of revenues
Cost of services		115		-		1,018		-
Cost of sales of products		-		-		86		-
Total cost of revenues		115		-		1,104		-
Gross loss		6		-		103		-
Research and development expenses		3,984		1,808		2,528		1,946
Selling, general and administrative expenses		22,531		854		6,677		19,340

Total operating expenses		26,515		2,662		9,205		21,286
Operating loss		26,521		2,662		9,308		21,286
Finance expenses		923		324		155		240
Finance income		(282)		-		(537)		(112)
Finance expenses, net		641		324		(382)		128
Loss before taxes on income		27,162		2,986		8,926		21,414
Income tax expense (benefit)		85		30		(155)		329
Net loss for the period		27,247		3,016		8,771		21,743
Net comprehensive loss for the period attributable to:
Non-controlling interests		190		-		262		3
G Medical Innovations Holdings Ltd. Shareholders		27,057		3,016		8,509		21,740
Basic loss per Ordinary Share	US$	(0.11)	US$	(0.02)	US$	(0.03)	US$	(0.12)

U.S. dollars in thousands		As of June 30, 2018
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,204	7,773
Total assets	13,846	18,415
Total non-current liabilities	2,463	5,404
Accumulated deficit	(40,574)	(40,478)	(	)
Total shareholders’ equity	4,575	5,639

(1)	The pro forma data gives effect to the issuance of: (i) 870,673 Ordinary Shares, Convertible Securities convertible into 18,838,556 Ordinary Shares and warrants to purchase an aggregate of 5,875,313 Ordinary Shares with an exercise price of A$0.391 (approximately $0.28) per share, issued pursuant to a convertible securities agreement in October and November 2018, (ii) 17,000,000 Ordinary Shares, for no consideration, and 3,325,000 Ordinary Shares, at a price per share of A$0.3263 (approximately $0.24), issued pursuant to a controlled placement agreement in September and December 2018, and (iii) 815,649 Ordinary Shares upon the conversion of certain Convertible Securities, and 126,485 warrants with an exercise price of A$0.391 (approximately $0.28).
(2)	The pro forma as adjusted data give effect to the issuance of ADSs in this offering, at an assumed public offering price of $ per ADS, based on the last reported sale price of our Ordinary Shares on , and after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the ADSs had occurred on June 30, 2018.

RISK FACTORS

An investment in the ADSs involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in the ADSs. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of the ADSs to decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history on which to assess the prospects for our business, have incurred losses since inception and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products and services globally.

Since inception, we have devoted substantially all of our financial resources to develop our products and their related services. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on on-going development of our products and their related services, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products and services globally. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products and services;
●	establish a sales, marketing and distribution infrastructure to commercialize our products and services;
●	seek to identify, assess, acquire, license and/or develop other products and services and subsequent generations of our current products and services;
●	seek to maintain, protect and expand our intellectual property portfolio;
●	seek to attract and retain skilled personnel; and
●	continue to support our operations as a public company, our product development and planned future commercialization efforts.

Our ability to generate future revenue from product and service sales depends heavily on our success in many areas, including but not limited to:

●	addressing any competing technological and market developments;
●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
●	establishing and maintaining resale and distribution relationships with third parties that can provide adequate (in amount and quality) infrastructure to support market demand for our products;
●	launching and commercializing current and future products and services, either directly or with a collaborator or distributor; and
●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how.

We have incurred significant losses since inception. As such, you cannot rely upon our historical operating performance to make an investment decision regarding our company.

Since our inception, we have engaged primarily in research and development activities, and the acquisitions of two companies in the United States. We have financed our operations primarily through the issuance of equity securities and loans, have incurred losses in the last three years including net losses of $8.771 million for the first six months of 2018, $27.247 million in 2017 and $3.016 million in 2016. Our accumulated deficit at June 30, 2018 was $40.574 million. We do not know whether or when we will become profitable. Our ability to generate revenue and achieve profitability depends upon our ability to accelerate the commercialization of our products and service offerings in line with the demand from new partnerships and our aggressive business strategy. We may be unable to achieve any or all of these goals.

Raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity (such as this offering) or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs.

Substantially all of our assets are subject to security interests under a convertible securities agreement, or the Convertible Securities Agreement, and a general security agreement, or the General Security Agreement, and in connection with out indebtedness to with Bank Mizrahi Tfahot, and if we default on our obligations under either one of these agreements, we may suffer materially adverse consequences, including foreclosure on our assets.

As of the date hereof, substantially all of our assets, and assets of our Israeli subsidiary, were pledged as collateral under our Convertible Securities Agreement and the General Security Agreement with MEF I, L.P, or MEF, and certain other purchasers, collectively the Convertible Securities Holders, and under our loan agreements with Bank Mizrhai Tfahot. If we default on our obligations under either agreement, MEF, on behalf of the Convertible Securities Holders (as the collateral agent under the collateral agency agreement) and/or Bank Mizrhai Tfahot will have the right to foreclose upon and sell, or otherwise transfer the collateral subject to its security interests. If the Convertible Securities Holders or Bank Mizrhai Tfahot exercise their right to sell the assets pledged under their respective agreement, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under the either agreement. Such deleveraging of our company could significantly impair our ability to effectively operate our business and may otherwise have a material adverse effect on our financial condition, results of operations and cash flows. Further, in such a circumstance, we could be forced to curtail or cease our business activities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Arrangements.”

Risks Related to Our Business and Industry

We may not succeed in completing the development and commercialization of our products and services and generating significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of our products and services. Some of our products are not approved for commercialization and have never generated any revenues. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of these products and services, obtain regulatory approvals and generate significant revenues. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from some of our products and services for the foreseeable future. In addition, we have limited experience in commercializing our products and services and we may face several challenges with respect to our commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our products or services associated with a given product;
●	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;
●	we may not be able to establish adequate sales, marketing and distribution channels;
●	healthcare professionals and patients may not accept our products or fully utilize our products’ services;
●	we may not be aware of possible complications from the continued use of our products or services since we have limited clinical experience with respect to the actual use of our products and services;

●	technological breakthroughs in the mobile and e-health solutions and services may reduce the demand for our products;
●	changes in the market for mobile and e-health solutions and services, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;
●	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our products;
●	uncertainty as to market demand may result in inefficient pricing of our products and services;
●	we may face third-party claims of intellectual property infringement; and
●	we may fail to obtain or maintain regulatory approvals for our products or services in our target markets or may face adverse regulatory or legal actions relating to our products or services even if regulatory approval is obtained.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our products and services could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon market acceptance of our products and services, our ability to develop and commercialize new products and services and generate revenues and our ability to identify new markets for our technology.

We have developed, and are engaged in the development of, mobile and e-health solutions and services using our suite of devices and software solutions. Our success will depend on the acceptance of our products and services in the healthcare market. We are faced with the risk that the marketplace will not be receptive to our products and services over competing products and that we will be unable to compete effectively. Factors that could affect our ability to successfully commercialize our current and any potential future products and services include:

●	the challenges of developing (or acquiring externally-developed) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges; and
●	the dependence upon referrals from physicians for the sale of our products and provision of our services.

We cannot assure that our current products or any future products, and services, will gain broad market acceptance. If the market for our current products in development fails to develop or develops more slowly than expected, or if any of the services and standards supported by us do not achieve or sustain market acceptance, our business and operating results would be materially and adversely affected.

Medical device development is costly and involves continual technological change which may render our current or future products obsolete.

The market for monitoring services and products is characterized by rapid technological change, medical advances, changing consumer requirements, short device lifecycles and evolving industry standards. Any one of these factors could reduce the demand for our services and devices or require substantial resources and expenditures for research, design and development to avoid technological or market obsolescence.

Our success will depend on our ability to enhance our current technology, services and systems and develop or acquire and market new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. A failure to adequately develop or acquire device enhancements or new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our business, financial condition and results of operations.

We might have insufficient financial resources to improve existing devices, advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in our present services or devices becoming non-competitive or obsolete, which may decrease revenues and profits and adversely affect our business and results of operations.

We will encounter significant competition across our product lines and in each market in which we will sell our products and services from various companies, some of which may have greater financial and marketing resources than we do. Our primary competitors include Biotelemetry, Inc., iRhythm Technologies, Preventice Solutions, Inc. and other arrhythmia service providers, as well as a wide range of medical device companies that sell a single or limited number of competitive products and services or participate in only a specific market segment.

We will be dependent upon success in our customer acquisition strategy.

Our business will be dependent upon success in our customer acquisition strategy. If we fail to maintain a high quality of service or a high quality of device technology, we may fail to retain existing users or add new users. If users decrease their level of engagement, our revenue, financial results and business may be significantly harmed. Our future success depends upon building a commercial operation in the United States, United Kingdom and China, as well as entering additional markets to commercialize our products and services. We believe that our expanded growth will depend on the further development, regulatory approval and commercialization of our products and services, which we anticipate that can be used by nearly all targeted individuals. If we fail to expand the use of our product and services in a timely manner, we may not be able to expand our markets or to grow our revenue, and our business may be adversely impacted. The size of our user base and our users’ level of engagement are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining and engaging active users. If people do not perceive our products or services to be useful, reliable and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A decrease in user retention, growth or engagement could render less attractive to developers, which may have a material and adverse impact on our revenue, business, financial condition and results of operations.

Any number of factors could negatively affect user retention, growth and engagement, including:

●	users increasingly engaging with competing products;
●	users not actively using the services associated with each of our respective services;
●	failure to introduce new and improved products and services;
●	inability to successfully balance efforts to provide a compelling user experience with the decisions made with respect to the added value services provided;
●	inability to continue to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks and that achieve a high level of market acceptance;
●	changes in user sentiment about the quality or usefulness of our products and services or concerns related to privacy and sharing, safety, security or other factors;
●	inability to manage and priorities information to ensure users are presented with content that is interesting, useful and relevant to them;
●	adverse changes in our products that are mandated by legislation or regulatory agencies, both in the United States and across the globe; or
●	technical or other problems preventing us from delivering products or services in a rapid and reliable manner or otherwise affecting the user experience.

If we are unable to successfully integrate acquired companies and technology, we may not realize the benefits anticipated and our future growth may be adversely affected.

We have grown through acquisitions of companies and technology, including our acquisitions of CardioStaff Diagnostic Services Inc. (renamed G Medical Diagnostic Services), in November 2017 and Telerhythmics in November 2018. Acquisitions bring risks associated with our assumption of the liabilities of an acquired company, which may be liabilities that we were or are unaware of at the time of the acquisition, potential write-offs of acquired assets and potential loss of the acquired company’s key employees or customers. Physician, patient and customer satisfaction or performance problems with an acquired business, technology, service or device could also have a material adverse effect on our reputation. Additionally, potential disputes with the seller of an acquired business or its employees, suppliers or customers could adversely affect our business, operating results and financial condition. If we fail to properly evaluate and execute acquisitions, our business may be disrupted and our operating results and prospects may be harmed.

Furthermore, integrating acquired companies or new technologies into our business may prove more difficult than we anticipate. We may encounter difficulties in successfully integrating our operations, technologies, services and personnel with that of the acquired company, and our financial and management resources may be diverted from our existing operations. Offices in multiple states create a strain on our ability to effectively manage our operations and key personnel. If we elect to consolidate our facilities, we may lose key personnel unwilling to relocate to the consolidated facility, may have difficulty hiring appropriate personnel at the consolidated facility and may have difficulty providing continuity of service through the consolidation.

We are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems and price fluctuations, which could harm our business.

While we manufacture our products in our in-house laboratories, we rely on third parties to supply us with the raw materials that we use to manufacture our products. We do not own or operate manufacturing facilities for clinical or commercial production of product lines other than our current products and we lack the resources and the capability to manufacture our other products on a commercial scale. Therefore, we rely on a limited number of suppliers who provide us with these raw materials and manufacture and assemble certain components of our products. Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;
●	third parties may threaten or enforce their intellectual property rights against our suppliers, which may cause disruptions or delays in shipment, or may force our suppliers to cease conducting business with us;
●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;
●	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipment;
●	we may have difficulty locating and qualifying alternative suppliers;
●	switching components or suppliers may require product redesign and possibly submission to the FDA, EEA Notified Bodies, and the CFDA or other similar foreign regulatory agencies, which could significantly impede or delay our commercial activities;
●	one or more of our sole or single-source suppliers may be unwilling or unable to supply components of our products;
●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and
●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers if necessary, in part because we may need to undertake additional activities to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products. Given our reliance on certain single-source suppliers, we are especially susceptible to supply shortages because we do not have alternate suppliers currently available.

We have limited manufacturing history on which to assess the prospects for our business, and we anticipate that we will incur significant losses once we initiate our in-house manufacturing until we are able to successfully commercialize our products globally.

While we have our own manufacturing facility in China, we intend to use a third-party technology manufacturer in Israel to support our current demand until we have larger volumes of orders. Once we meet such volumes of orders, we anticipate that our expenses will increase substantially if and as we initiate manufacturing in our facilities. If our manufacturing operation or any contracted manufacturing operation is unreliable or unavailable, we may not be able to move forward with our intended business operations and our entire business plan could fail. There is no assurance that our manufacturing operation or any third-party manufacturers will be able to meet commercialized scale production requirements in a timely manner or in accordance with applicable standards.

We have no timely ability to replace our current manufacturing capabilities.

If our manufacturing facility suffers any type of prolonged interruption, whether caused by regulator action, equipment failure, critical facility services (such as water purification, clean steam generation or building management and monitoring system), fire, natural disaster or any other event that causes the cessation of manufacturing activities, we would be exposed to long-term loss of sales and profits. There are limited facilities which are capable of contract manufacturing some of our products and product candidates. Replacement of our current manufacturing capabilities will have a material adverse effect on our business and financial condition.

We are dependent upon third-party service providers for the provision of certain services that we provide. If there are interruptions or delays in the services provided by these third-parties could impair the delivery of certain services and utility of our products, which could adversely affect the penetration of our products and service, our business, operating results and reputation.

The success of certain services that we provide are dependent upon third-party service providers. For instance, we are dependent upon third-party service providers to provide analysis of medical results. If we fail to maintain these relationships, we would be forced to seek alternative providers to provide such analyses, which we may not find available on commercially reasonable terms, or at all.

As we expand our commercial activities, an increased burden will be placed upon the quality of medical results analyses. Interruptions or delays, for any length of time, could have a material adverse effect on our business and operating results. Frequent or persistent interruptions in our ability to provide quality and timely analyses could cause permanent harm to our reputation and could cause current or potential users of our products and services, or prescribing physicians, to believe that our systems are unreliable, leading them to switch to our competitors. Such interruptions could result in liability claims and litigation against us for damages or injuries resulting from the disruption in service.

We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations.

We incur expenses in U.S. dollars, Australian dollars, NIS, Pounds Sterling, Chinese yuan (RMB), Macedonian denars, and Euros, but our financial statements are denominated in U.S. dollars. Accordingly, we face exposure to adverse movements in currency exchange rates. Our foreign operations will be exposed to foreign exchange rate fluctuations as the financial results are translated from the local currency into U.S. dollars upon consolidation. Specifically, the U.S. dollar cost of our operations in Israel and China is influenced by any movements in the currency exchange rate of the NIS. Such movements in the currency exchange rate may have a negative effect on our financial results. If the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenue, operating expenses and net income. Similarly, if the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenue, operating expenses and net income. As exchange rates vary, sales and other operating results, when translated, may differ materially from our or the capital market’s expectations.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market products and their associated services in both the United States and in non-U.S. jurisdictions. Accordingly, we are subject to rules and regulations in those jurisdictions relating to our products and services. In some countries, particularly countries of the European Union, or EU, (and those of the EEA) and China, each of which has developed its own rules and regulations, pricing may be subject to governmental control under certain circumstances. In these countries, pricing negotiations with governmental agencies can take considerable time after the receipt of marketing approval for a medical device candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We manage our business through a small number of employees and key consultants.

We have approximately 115 full-time employees and two dedicated consultants. Our future performance depends to a large extent on the continued services of members of our current management including, in particular, Dr. Yacov Geva, our Chief Executive Officer. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants would adversely affect our ability to execute our business plan and harm our operating results.

If we are not able to attract and retain highly skilled managerial, scientific and technical personnel, we may not be able to implement our business model successfully.

We believe that our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we will rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than we currently expect and such higher compensation payments would have a negative effect on our operating results. Competition for experienced, high-quality personnel is intense and we cannot assure that we will be able to recruit and retain such personnel. We may not be able to hire or retain the necessary personnel to implement our business strategy. Our failure to hire and retain such personnel could impair our ability to develop new products and services, and manage our business effectively.

We will need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

As our development and commercialization plans and strategies develop and because we are so leanly staffed, we will need additional managerial, operational, sales, marketing, financial, legal and other resources. The competition for qualified personnel in the medical device industry is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional medical device products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize medical device products and services and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the United States and remaining a public company in Australia, our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. and Australian requirements.

Upon the listing of securities on Nasdaq, we will become a publicly traded company in the United States. As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC and Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and Nasdaq, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Cayman Islands.

Other than our headquarters and other operations which are located in the Cayman Islands (as further described below), we currently have significant international operations, and our business strategy incorporates additional significant international expansion, particularly in anticipated expansion of regulatory approvals of our products. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;
●	failure by us to obtain regulatory approvals for the use of our products and services in various countries;
●	additional potentially relevant third-party patent rights;
●	complexities and difficulties in obtaining protection and enforcing our intellectual property;
●	difficulties in staffing and managing foreign operations;
●	complexities associated with managing multiple regulatory, governmental and reimbursement regimes;
●	limits in our ability to penetrate international markets;
●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;
●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;
●	certain expenses including, among others, expenses for travel, translation and insurance; and
●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Security breaches and other disruptions could compromise our information, expose us to liability and harm our reputation and business.

In the ordinary course of our business we collect and store sensitive data, including intellectual property, personal and medical information and our proprietary business information. The secure maintenance and transmission of this information is critical to our operations and business strategy. We rely on commercially available systems, software, tools and domestically available monitoring to provide security for processing, transmitting and storing this sensitive data.

With respect to medical information, we follow HIPPA guidelines and, among others, separate personal information from medical information, and further employ additional encryption tools to protect the privacy of our patients and medical data. However, hackers may attempt to penetrate our computer systems, and, if successful, misappropriate personal or confidential business information. In addition, an associate, contractor or other third-party with whom we do business may attempt to circumvent our security measures in order to obtain such information, and may purposefully or inadvertently cause a breach involving such information. While we continue to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly.

Also, our information technology networks and infrastructure may still be vulnerable to damage, disruptions or shutdowns due to attack by hackers or breaches, employee error or malfeasance, power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters or other catastrophic events. Any such compromise could disrupt our operations, damage our reputation and subject us to additional costs and liabilities, any of which could adversely affect our business.

We face intense competition in the market, and as a result we may be unable to effectively compete in our industry.

With respect to our products and monitoring services we compete directly and primarily with arrhythmia monitoring providers such as Biotelemetry, Inc., iRhythm Technologies, Preventice Solutions, Inc., and other smaller companies. These companies hold significant market share in the United States. Their dominant market position and significant control over the market could significantly limit our ability to introduce or effectively market and generate sales of our products and service offerings. We will also compete with numerous second-tier and third-tier competitors.

Many of our competitors have long histories and strong reputations within the industry. They have significantly greater brand recognition, financial and human resources than we do. They also have more experience and capabilities in researching and developing testing devices, obtaining and maintaining regulatory clearances and other requirements, manufacturing and marketing those products than we do. There is a significant risk that we may be unable to overcome the advantages held by our competition, and our inability to do so could lead to the failure of our business and the loss of your investment.

Competition in the electronic health devices and more specifically mobile health devices markets is extremely intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for our minimally invasive solutions as compared to other solutions currently available in the market, and potential future devices incorporating our principal technology and offer better strategic concepts, technical solutions, prices and response time, or a combination of these factors, than those of other competitors. If our competitors offer significant discounts on certain products or services, we may need to lower our prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues to decline. Moreover, if our competitors develop and commercialize products and services that are more effective or desirable than products and services that we may develop, we may not convince our customers to use our products and services. Any such changes would likely reduce our commercial opportunity and revenue potential and could materially adversely impact our operating results.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products and services, our revenue will be negatively impacted.

We will be highly dependent on reimbursement by third parties in relation to our revenue streams. Such reimbursement may vary based on the particular service or device used in providing services and is based on the identity of the third-party. Our ability to maintain a leading position in the monitoring market depends on our relationships with private third parties.

We expect to engage with private third parties to allow us to receive reimbursement from insurance companies for monitoring fees. The loss of a significant number of private third-party contracts may have an adverse effect on our revenues that derives from monitoring services, which could have an adverse effect on our business, financial condition and results of operations.

Over the past few years, reimbursement rates from certain third parties have declined, in some cases significantly. There can be no assurance that this trend will not continue or apply on more third parties. In addition, there is no assurance that third parties’ reimbursement will continue to cover our monitoring services at all, or, if covered, will reimburse us at commercially viable rates.

In addition, private third parties may not reimburse any new services offered by us or reimburse those new services at commercially viable rates. The failure to receive reimbursement at adequate levels for our existing or future services may adversely affect demand for those services, our products, our revenues and expected growth. This could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Product Development and Regulatory Approval

The regulatory clearance process which we must navigate is expensive, time-consuming, and uncertain and may prevent us from obtaining clearance for the commercialization of our current products and services in additional jurisdictions, or any future product.

We are not permitted to market our products and their associated services until we receive regulatory clearance. To date, we have applied for the following clearances and approvals:

●	CE approval for enhanced VSMS Extended Holter; and
●	CFDA for Prizma (Jacket).

The research, design, testing, manufacturing, labeling, selling, marketing and distribution of medical devices such as our products and product candidates, and services, are subject to extensive regulation by the FDA and similar foreign regulatory agencies, with regulations that differ from country to country. There can be no assurance that, even after such time and expenditures, we will be able to obtain necessary regulatory approvals for our products and product candidates, and services. In addition, during the regulatory process, other companies may develop other technologies with the same intended use as our products.

We are also subject to numerous post-marketing regulatory requirements, which include labeling regulations and medical device reporting regulations, which may require us to report to different regulatory agencies if our device causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. In addition, these regulatory requirements may change in the future in a way that adversely affects us. If we fail to comply with present or future regulatory requirements that are applicable to us, we may be subject to enforcement action by regulatory agencies, which may include, among others, any of the following sanctions:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
●	customer notification, or orders for repair, replacement or refunds;
●	voluntary or mandatory recall or seizure of our current or future products;
●	imposing operating restrictions, suspension or shutdown of production;
●	refusing our requests for 510(k) and CE clearances or pre-market approval of new products, new intended uses or modifications to existing products or future products;
●	rescinding 510(k) and CE clearances or suspending or withdrawing pre-market approvals that have already been granted; and
●	criminal prosecution.

The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may delay or prevent us from marketing our products and services and as a result harming our revenue and operating results.

Healthcare laws and regulations and review procedures change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. For instance, although our Chinese subsidiary was granted acceptance to the Green Channel expedited Guangdong Provincial CFDA regulatory approval process for the Prizma medial smartphone case, if the process becomes more onerous, costly or time-consuming, we will need to re-evaluate our Chinese commercialization strategy and invest more of our limited resources before even entering the Chinese market with our products. We cannot assure you that a review of our business by courts or regulatory agencies would not result in a determination that adversely affects our revenue and operating results, or that the healthcare regulatory environment review procedures of the FDA, CFDA and EEA Notified Bodies, among other similar foreign regulatory agencies, will not change in a way delays or prevents us from marketing our products and services and as a result harming our revenue and operating results.

In addition, there is risk that the U.S. Congress may implement changes in laws and regulations governing healthcare service providers, including measures to control costs, or reductions in reimbursement levels, which may adversely affect our business and results of operations.

Government payors, such as the Centers for Medicare & Medicaid Services, or CMS, as well as insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, the U.S. Congress has considered and implemented changes in the CMS fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement by CMS for services or changes in policy regarding coverage of tests or other requirements for payment, such as prior authorization or a physician or qualified practitioner’s signature on test requisitions, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third-party payors may occur as well. Similar changes in the past have resulted in reduced payments as well as added costs and have added more complex regulatory and administrative requirements. Further changes in federal, state, local and third-party payor regulations or policies in the United States or our primary foreign markets may have a material adverse impact on our business. Actions by both the FDA and similar foreign regulatory agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect on our business.

If we, our affiliates, manufacturers or suppliers fail to comply with the FDA’s Quality System Regulation, or any applicable state or foreign equivalent, our operations could be interrupted and our operating results could suffer.

We, our affiliates, manufacturers and suppliers must, unless specifically exempt by regulation, follow the FDA’s Quality System Regulation, or QSR, and, to the extent required,  the  equivalent regulation enacted in other foreign jurisdictions , such as the European Union (and if necessary, the regulations of its member states) and China, regarding the manufacturing process. If we, our affiliates, our manufacturers or suppliers are found to be in significant non-compliance or fail to take satisfactory corrective action in response to adverse QSR inspectional findings, or to findings of similar foreign regulatory agencies, the FDA and these other similar foreign regulatory agencies could take enforcement actions against us, our affiliates, manufacturers and suppliers which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. Accordingly, our operating results could suffer.

Product and services liability suits, whether or not meritorious, could be brought against us. These suits could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If any of our current or future products and services that we make or sell (including items that we source from third-parties) are defectively designed or manufactured contain defective components, are misused, have safety or quality issues, have inadequate operating guidelines, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Misusing our devices or their services or failing to adhere to the operating guidelines could cause significant harm to patients, including death. The foregoing events could lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against us.

Any product liability claims brought against us could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. While we maintain product liability insurance, we may not have sufficient insurance coverage for all future claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce revenue. Product and services liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and adversely affecting our results of operations.

Broad-based domestic and international government initiatives to reduce spending, particularly those related to healthcare costs, may reduce reimbursement rates for medical procedures, which will reduce the cost-effectiveness of our products and services.

Healthcare reforms, changes in healthcare policies and changes to third-party coverage and reimbursements, including legislation enacted reforming the U.S. healthcare system, and any future changes to such legislation, may affect demand for our products and services and may have a material adverse effect on our financial condition and results of operations. There can be no assurance that current levels of reimbursement will not be decreased in the future, or that future legislation, regulation, or reimbursement policies of third-parties will not adversely affect the demand for our products and services or our ability to sell products and provide services on a profitable basis. The adoption of significant changes to the healthcare system in the United States, Europe, the EEA or other jurisdictions in which we may market our products and services, could limit the prices we are able to charge for our products and services or the amounts of reimbursement available for our products and services, could limit the acceptance and availability of our products and services, reduce medical procedure volumes and increase operational and other costs. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on our business at this time. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how our products and services are paid for and reimbursed by government and private payers our business could be adversely impacted.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect that any future legislation or regulation will have on us. The expansion of government’s role in any country’s healthcare industry may result in decreased profits to us, lower reimbursements by third-parties for procedures in which our products and services are used, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations.

We may be subject to federal, state and foreign healthcare fraud and abuse laws and regulations.

Many federal, state and foreign healthcare laws and regulations apply to medical devices. We may be subject to certain federal and state regulations, including the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; the federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against an entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment; the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services; the federal civil False Claims Act, or FCA, which prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government; and other federal and state false claims laws. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations.

The majority of states also have statutes similar to the federal anti-kickback law and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payer is a government entity or a private commercial entity. The Federal Open Payments, or Physician Payments Sunshine Act, program requires manufacturers of products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and teaching hospitals as well as disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. Our failure to appropriately track and report payments to the government could result in civil fines and penalties, which could adversely affect the results of our operations. In addition, several U.S. states and localities have enacted legislation requiring medical device companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

The medical device industry has been under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of such governmental regulations, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment of our operations. All of these penalties could adversely affect our ability to operate our business and our financial results.

The operation of our monitoring centers is subject to rules and regulations governing Independent Diagnostic Testing Facilities, or IDTFs, and state licensure requirements; failure to comply with these rules could prevent us from receiving reimbursement from Medicare and some commercial payors.

We operate two monitoring centers in the United States that receive and analyze the data obtained from our patient monitors and generate preliminary reports that are delivered to physicians. To receive reimbursement from Medicare and some commercial payors, our monitoring centers must be certified as IDTFs. As a certified IDTF, we must adhere to strict regulations governing how our monitoring centers operate, and how our technicians are trained and certified on analyzing the data received from our monitors. These rules and regulations are subject to change, and vary from location to location. Changes may require modifications at our monitoring centers, which could increase our costs significantly. If we fail to maintain IDTF certification, our services may no longer be reimbursed by Medicare and some commercial payors, which could have a material adverse impact on our business.

Audits or denials of our claims by government agencies and private payors could reduce our revenue and have an adverse effect on our results of operations.

Our business operations submit claims on behalf of patients to, and receive payments from, Medicare, Medicaid and other third-party payors. We must submit reimbursement claims under appropriate codes and maintain certain documentation to support our claims. Medicare contractors and Medicaid agencies periodically conduct reviews and other audits of claims and are under increasing pressure to more closely scrutinize health care claims and supporting documentation. Such reviews and similar audits of our claims could result in material delays in payment, as well as material recoupments or denials, which would reduce our net sales and profitability, or may result in our exclusion from participation in the Medicare or Medicaid programs. We are also subject to similar review and audits from private payors, which may result in material delays in payment and material recoupments and denials. In addition, state agencies may conduct investigations or submit requests for information relating to claims data submitted to private payors.

Losing a payor would impact our sales and adversely affect our business and operating results.

Our largest payor, Medicare, accounted for approximately 40% of our monitoring service revenue for the nine month period ending September 30, 2018. The next largest payor accounted for approximately 20% of total revenue. Our contracts with commercial payors may allow either party to terminate the agreement by providing between 60 and 120 days’ prior written notice to the other party at any time following the end of the initial term of the contract. Commercial payors may choose to terminate or not renew their contracts with us for any reason and, in some instances, can change the reimbursement rates they agree to pay. A commercial payor who terminates or does not renew their contract with us may, or may not, alter their coverage of our services. In the event any of our key commercial payors terminate their agreements with us, elect not to renew or enter into new agreements with us upon expiration of their current agreements, or do not renew or establish new agreements on terms as favorable as are currently contracted, our business, operating results and prospects would be adversely affected.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

As part of our clinical trials and the use of our products, we may have access to medical data of patients. There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. We may face difficulties in holding such information in compliance with applicable law. If we are found to be in violation of the privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We applied for various patents, which are still pending. In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

Also, there is no guarantee that the patent registration applications that were submitted by us with regards to our technologies will result in patent registration. In the event of failure to complete patent registration, our developments will not be proprietary, which might allow other entities to manufacture our products or design our services and compete with them.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products or services, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our products or services and provide exclusivity for our new products or services, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively, and our business and results of operations would be harmed.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or services or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or services or our product candidates (and any relevant services) unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products or services. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or services or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or services could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our services, our new products or the use of our new products. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products or services. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products or services that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing new products and services. As our industries expand and more patents are issued, the risk increases that our products and services may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our products or services. There may be currently pending patent applications or continued patent applications that may later result in issued patents that our products or services may infringe. In addition, third parties may obtain patents or services in the future and claim that use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our processes for designs, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products or services. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or services, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while generally outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third-party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or the USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products or services to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ADSs.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products or services. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products or services and may also export otherwise infringing products or services to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products or services may compete with our products or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to this Offering and the Ownership of the ADSs and Ordinary Shares

Sales of a substantial number of the ADSs or Ordinary Shares in the public market could cause our share price to fall.

Sales of a substantial number of the ADSs or Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of the ADSs or Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of the ADSs or Ordinary Shares.

Our principal shareholders, officers and directors currently beneficially own approximately 59.4% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of February 25, 2019, our principal shareholders, officers and directors beneficially own approximately 59.4% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

If you purchase the ADSs in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The offering price of the ADSs is substantially higher than the net tangible book value per share of our Ordinary Shares. Therefore, if you purchase ADSs in this offering, you will pay a price per Ordinary Share that substantially exceeds our net tangible book value per Ordinary Share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed offering price of $        per ADS, based on the last reported sale price of our Ordinary Shares on                 , you will experience immediate dilution of $        per Ordinary Share, representing the difference between our pro forma net tangible book value per Ordinary Share after giving effect to this offering and the offering price.

In addition, in October and November 2018, we entered into the Convertible Securities Agreement with MEF and four other purchasers. Pursuant to the Convertible Securities Agreement, the Convertible Securities Holders are entitled to certain anti-dilution rights, in the event that we issue, or grant in the future, any rights to purchase or exercise any of the following and whose price per share or unit is, as the case may be, less than the fixed conversion price of A$0.3362 (approximately $0.2365) under the Convertible Securities Agreement, (i) Ordinary Shares, (ii) options to acquire Ordinary Shares, (iii) debt, equity or equity-linked securities convertible into, exchange or exercisable for, or include the right to receive Ordinary Shares or other securities or (iv) undertake an initial public offering on Nasdaq in which we offer ADSs, then immediately following the issuance of any of the foregoing, the fixed conversion price will be reduced to the lesser price used in any of the foregoing, thereby allowing the Convertible Securities Holders to convert the Convertible Securities into a greater number of Ordinary Shares.

Beginning on January 29, 2019 and on the corresponding day of each month afterwards, each an Amortization Payment Date, in the event that either (or both): (i) the average daily volume weighted average price, or VWAP, for that month is less than 110% of the Fixed Conversion Price; or (ii) the average daily dollar trading volume over that month is less than A$90,000 (approximately $64,000), then we will be required to redeem Convertible Securities with an aggregate face value equal to $238,334. The redemption must occur, at our election, in cash or in shares (subject to the receipt of a prior shareholder approval and any necessary waivers of the ASX Listing Rules with respect to the issuance of shares). See “Dilution” for further information.

Certain agreements that we entered into with the Convertible Securities Holders contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

The Convertible Securities Agreement and General Security Agreement contain, and documents governing our future indebtedness may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters.  These restrictive covenants include restrictions on, among others, our ability to:

●	dispose of assets unless such disposal is in the ordinary course of business for fair market value, and where the value of the assets subject to the disposal is greater than A$1,000,000 (approximately $720,000), if required by the Convertible Securities Holders, we must use at least 50% of the net proceeds to repay the Convertible Securities Holders;

●	reduce or consolidate our issued share capital, or reduce any uncalled liability in respect thereof, other than for limited matters, as permitted under Australian law, or if required for the listing of our Ordinary Shares on Nasdaq;
●	subject to certain terms, issue or agree to issue securities that have a variable interest rate or are convertible into, exchangeable for, or include the right to receive Ordinary Shares or other securities;
●	conduct an initial public offering of our Ordinary Shares on the Nasdaq at an offering price per share lower than A$0.20 (approximately $0.15);
●	change the nature of our business or re-incorporate in a different jurisdiction;
●	draw down on a controlled placement agreement, or the Controlled Placement Agreement, that we entered into on September 5, 2018, with Acuity, other than draws of up to a total of $500,000 at a per Ordinary Share price equal to at least A$0.3362 (approximately $0.2365);
●	grant any security interest over any of our (including our subsidiaries) assets; or
●	make an application under the Corporations Act 2001, or the Corporations Act, to bring about proceedings with our creditors in the courts of Australia.

Our ability to comply with these and other provisions of the existing debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control.  The breach of any negative covenants could result in an event of default under the Transaction Documents, which, if not cured or waived, could result in an event of default, thereby leading to an increase in the face value of the Convertible Securities by 10% and, if declared, making all amounts payable by us under the Transaction Documents to immediately be due and payable to the Convertible Securities Holders. In addition, if an event of default occurs under the Transaction Documents, interest shall be payable on the Convertible Securities at a rate of 3% per annum, accrued daily and compounded monthly from the date of default.

We do not know whether a market for the ADSs will be sustained or what the trading price of the ADSs will be and as a result it may be difficult for you to sell your ADSs.

Although we intend to list the ADSs on the Nasdaq Capital Market, an active trading market for the ADSs may not be sustained. It may be difficult for you to sell your ADSs without depressing the market price for the ADSs or at all. As a result of these and other factors, you may not be able to sell your ADSs at or above the offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling ADSs and Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies,  products, or services by using our equity securities as consideration.

Future sales of our Ordinary Shares or the ADSs could reduce the market price of our Ordinary Shares and the ADSs.

Substantial sales of our Ordinary Shares or the ADSs, either on the ASX or on the Nasdaq Capital Market, including in this offering, may cause the market price of our Ordinary Shares or the ADSs to decline. All of our issued and outstanding Ordinary Shares are registered and available for sale in Australia. Sales by us or our security holders of substantial amounts of our Ordinary Shares or ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares or ADSs.

The issuance of any additional Ordinary Shares, any additional ADSs, or any securities that are exercisable for or convertible into Ordinary Shares or ADSs, may have an adverse effect on the market price of our Ordinary Shares and the ADSs and will have a dilutive effect on our existing shareholders and holders of ADSs.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Our Ordinary Shares have been trading on the ASX since May 10, 2017. In conjunction with this offering, we have applied to list the ADSs on the Nasdaq Capital Market. Trading in Ordinary Shares and ADSs on these markets will take place in different currencies (U.S. dollars on the Nasdaq Capital Market and A$ on the ASX), and at different times (resulting from different time zones, trading days and public holidays in the United States and Australia). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our Ordinary Shares on the ASX could cause a decrease in the trading price of our ADSs on the Nasdaq Capital Market.

You may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive dividends or other distributions on our Ordinary Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in ADSs as a source for any future dividend income.  Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Holders of ADSs must act through the depositary to exercise their rights with respect to our Ordinary Shares.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Cayman law, there is no specified minimum notice period required to convene a shareholders meeting. Our Amended and Restated Memorandum and Articles of Association currently requires at least 28 clear days’ notice to convene a shareholders meeting (unless holders of 90% of our share capital, entitled to attend and vote, agree to a shorter notice). When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote deposited Ordinary Shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and they may lack recourse if their deposited Ordinary Shares are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the proceeding.

Management will have broad discretion as to the use of the proceeds from this offering.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering and as described in the section titled “Use of Proceeds.” Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;
●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;
●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and
●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find the ADSs or Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the ADSs or Ordinary Shares less attractive as a result, there may be a less active trading market for the ADSs or Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic registrants that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. registrant.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the ADSs or Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2018, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or the ADSs or Ordinary Shares, our share price and trading volume could decline.

The trading market for the ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ADSs or Ordinary Shares, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares or ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares or ADSs or trading volume to decline.

Risks Related to Cayman Law and Our Incorporation in the Cayman Islands

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider that company’s interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders. See “Description of Share Capital and Governing Documents— Material Differences in Corporate Law.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, by the Companies Law (as amended) of the Cayman Islands, or the Cayman Islands Companies Law, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands, or the Grand Court, for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Under Cayman Islands’ law, a minority shareholder may bring a derivative action against the board of directors only in very limited circumstances, or seek to wind up the company on the just and equitable ground. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

Under Cayman Islands statutory law, a transferee to a scheme or contract involving the transfer of shares in a Cayman Islands company, which has been approved by holders of not less than 90% in value of the shares affected, has the power to compulsorily acquire the shares of any dissenting shareholders. An objection to such acquisition can be made to the Grand Court by any dissenting shareholder but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion. A Cayman Islands company may also propose a compromise or arrangement with its shareholders or any class of them. If a majority in number, representing at least 75% in value, of shareholders agrees to the compromise or arrangement then, subject to Grand Court approval of the same, it is binding on all of the shareholders. A shareholder may appear at the Grand Court hearing by which the company seeks the Grand Court’s approval of the compromise or arrangement to oppose it.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors who are not resident in the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and is not impeachable under Cayman Islands law for fraud, being in breach of public policy of the Cayman Islands or being contrary to natural justice. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Risks Related to Conducting Business in China

Changes in the Chinese government’s macroeconomic policies or its public policy could have a negative effect on our business and results of operations.

The Chinese government has implemented various measures to control the rate of economic growth in China. Some of these measures may have a negative effect on us over the short or long term. Previously, to cope with high inflation and financial imbalances, the Chinese government sharply tightened monetary policy and, in addition, enacted a series of social programs and anti-inflationary measures. These measures have, in conjunction, increased the costs on the financial and manufacturing sectors, destabilized the real estate sector and significantly slowed down the rate of economic growth in China. The Chinese government may be forced to engage in further macroeconomic policy shifts in order to limit instability and/or damage to certain business models or markets, or engage other, new practices in order to re-stimulate the rate of economic growth in China. The Chinese government’s continued attempts at managing the Chinese economy through a variety of macroeconomic policies, even if effected properly, or new practices, which the Chinese government does not have experience with, may further slow China’s economy growth and/or cause great social unrest, all of which would have a negative effect on our business and results of operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

China has recently only permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Company’s ability to operate in China may be harmed by changes in its economic policies and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. The Company believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on the Company’s part to ensure compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require the Company to divest itself of any interest the Company then holds in Chinese properties or joint ventures.

Uncertainties with respect to the Chinese legal system could adversely affect us.

The Chinese legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Chinese regulation of loans to and direct investment in Chinese entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our Chinese subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Our Operations in Israel

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

The vast majority of our executive officers and directors and the Israeli experts named in this prospectus are located in Israel. All of our assets and most of the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Potential political, economic and military instability in the State of Israel, where our management team and our research and development facilities are located, may adversely affect our results of operations.

Our operating subsidiary, along with our management team and our research and development facilities are located in Israel. In addition, the vast majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas militant group and the Hezbollah. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay our regular operation, product development and delivery of products. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. In the event that hostilities disrupt the ongoing operation of our facilities and our operations may be materially adversely affected.

In addition, since 2010 political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In Syria, a country bordering Israel, a civil war is taking place. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant, or ISIL, a violent jihadist group, is involved in hostilities in Iraq and Syria. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency circumstances, may be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants related to military service. Such disruption could materially adversely affect our business and operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations and product development.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

We may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

We enter into agreements with our Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our Israeli employees during the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company, and as a consequence of such employment, are regarded as “service inventions,” which belong to the employer by default, absent a specific agreement between the employee and employer giving the employee ownership rights. The Patent Law also provides that if there is no agreement between an employer and an employee, regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has been held that an employee may waive his or her rights to remuneration, and that a waiver of such rights may be concluded like any other agreement, in writing, orally or by conduct, pending litigation in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our Israeli employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for employees’ service inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

●	Our expectation that our existing cash and cash equivalents will be sufficient to fund our current operations until February 2019, without using the net proceeds from this offering and/or the net proceeds from the exercise of existing warrants;
●	our ability to manufacture, market and sell our products and services;
●	the commercial launch and future sales of our existing products or services or any other future potential product candidates or services;
●	our plan to further expand by targeting healthcare providers who can benefit from our comprehensive service offerings;
●	our intention to drive multiple and recurring revenue streams, across consumer and professional healthcare verticals and in geographical territories;
●	our plans to continue to invest in research and development to develop technology for both existing and new products;
●	our anticipation that we will penetrate a higher number of distribution channels and markets with a relatively low overhead;
●	our anticipation that the monitoring services will continue to grow thereby increasing monthly recurring revenues payable to us;
●	anticipated actions of the FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our products or services;
●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities;
●	our ability to retain key executive members;
●	our ability to internally develop new inventions and intellectual property;
●	interpretations of current laws and the passages of future laws; and
●	acceptance of our business model by investors.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

LISTING INFORMATION

Our Ordinary Shares have been trading on the ASX since May 10, 2017. Our symbol on the ASX is “GMV.” We have applied to list the ADSs on the Nasdaq Capital Market under the symbol “GMVD.” No assurance can be given that our application will be approved. As of the date of this prospectus there will be                ADSs outstanding. All of the ADSs, including those to be offered pursuant to this prospectus, have the same rights and privileges. See “Description of American Depositary Shares.”

USE OF PROCEEDS

We expect to receive approximately $        million in net proceeds from the sale of          ADSs offered by us in this offering (approximately $      million if the underwriters exercise their over-allotment option in full), based upon an assumed public offering price of $      per ADS, based on the last reported sale price of our Ordinary Shares on           .

A $1.00 increase or decrease in the assumed public offering price of $        per ADS would increase or decrease the net proceeds from this offering by approximately $          million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of 100,000 ADSs offered would increase or decrease our proceeds by approximately $        million, assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for the following purposes:

●	approximately $ million to scale up the sales force and marketing;
●	approximately $ million to continue the development of our products and next generation products, including clinical trials and other regulatory approval processes; and
●	the remainder for working capital and general corporate purposes and possible future acquisitions.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our global marketing and sales efforts, the development efforts and the overall economic environment. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors.

Under the Cayman Islands Companies Law and our Amended and Restated Memorandum and Articles of Association, a Cayman Islands company may pay a dividend out of its realized or unrealized profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Amended and Restated Memorandum and Articles of Association, dividends can be declared and paid out of funds lawfully available to us. Dividends may be declared and paid in cash or in kind (including paid up share capital or securities in another corporate body). Dividends, if any, would be paid in proportion to the number of Ordinary Shares a shareholder holds. Any dividend unclaimed after a period of three years from the date the dividend became due for payment shall be forfeited and shall revert to us. For further information, see “Taxation—Cayman Islands Taxation.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2018:

●	on an actual basis;
●	On a pro forma basis to give effect to the issuance of: (i) 870,673 Ordinary Shares, Convertible Securities convertible into 18,838,556 Ordinary Shares and warrants to purchase an aggregate of 5,875,313 Ordinary Shares with an exercise price of A$0.391 (approximately $0.28) per share, issued pursuant to the Convertible Securities Agreement in October and November 2018, (ii) 17,000,000 Ordinary Shares, for no consideration, and 3,325,000 Ordinary Shares, at a price per share of A$0.3263 (approximately $0.24), issued pursuant to the Controlled Placement Agreement in September and December 2018, and (iii) 815,649 Ordinary Shares upon the conversion of certain Convertible Securities, and 126,485 warrants with an exercise price of A$0.391 (approximately $0.28); and
●	on a pro forma as adjusted basis to give effect to the sale of ADSs in this offering at an assumed public offering price of $ per share, based on the last reported sale price of our Ordinary Shares on , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the ADSs had occurred on June 30, 2018.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2018
U.S. dollars in thousands	Actual	Pro Forma	Pro Forma As Adjusted (1)

Cash and cash equivalents	3,204	7,773

Derivative liabilities	241	805
Total liabilities	9,271	12,776

Shareholders’ equity:
Share capital	340	362
Share premium	38,861	39,807
Other reserve	1,500	1,500
Accumulated loss	(40,574)	(40,478)
Non- controlling interest	4,448	4,448
Total shareholders’ equity	4,575	5,639

Total capitalization	13,846	18,415

(1)	A $1.00 increase or decrease in the assumed public offering price of $ per ADS would increase or decrease the amount of each of cash and cash equivalents and total stockholders’ equity by approximately $ million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 100,000 ADS increase or decrease in the number of ADSs offered by us would increase or decrease each of cash and cash equivalents and total shareholders’ equity by approximately $ million after deducting estimated underwriting discounts and commissions and any estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2017 and 2016, and the balance sheet data as of December 31, 2017, from our audited consolidated financial included elsewhere in this prospectus. We have derived the following statements of operations data for the six months ended June 30, 2018 and 2017 and the balance sheet data as of June 30, 2018 and 2017 from our unaudited interim condensed financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited financial statements for December 31, 2017. Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our consolidated financial statements included in this prospectus were prepared in accordance with IFRS, as issued by the IASB.

	Year Ended December 31,				Six Months Ended June 30,
U.S. dollars in thousands, except share and per share data	2017		2016		2018		2017
Revenues
Services		109		-		985		-
Products		-		-		16		-
Total revenues		109		-		1,001		-
Cost of revenues
Cost of services		115		-		1,018		-
Cost of sales of products		-		-		86		-
Total cost of revenues		115		-		1,104		-
Gross loss		6		-		103		-
Research and development expenses		3,984		1,808		2,528		1,946
Selling, general and administrative expenses		22,531		854		6,677		19,340
Total operating expenses		26,515		2,662		9,205		21,286
Operating loss		26,521		2,662		9,308		21,286
Finance expenses		923		324		155		240
Finance income		(282)		-		(537)		(112)
Finance expenses, net		641		324		(382)		128
Loss before taxes on income		27,162		2,986		8,926		21.414
Income tax expense (benefit)		85		130		(155)		329
Net loss for the period		27,247		3,016		8,771		21,743
Net comprehensive loss for the period attributable to:
Non-controlling interests		190		-		262		3
G Medical Innovations Holdings Ltd. shareholders		27,057		3,016		8,509		21,740
Basic loss per Ordinary Share	US$	(0.11)	US$	(0.02)	US$	(0.03)	US$	(0.12)

	As of December 31,		As of June 30,
U.S. dollars in thousands	2017	2016	2018	2017
Consolidated Balance Sheet Data:
Cash and cash equivalents	14,158	752	3,204	11,993
Total assets	21,502	974	13,846	12,385
Total non-current liabilities	3,758	1,760	2,463	1,569
Accumulated loss	(32,065)	(5,008)	(40,574)	(26,748)
Total shareholders’ equity (deficit)	13,208	(3,498)	4,575	8,179

DILUTION

If you invest in the ADSs, your interest will be diluted immediately to the extent of the difference between the public offering price per ADS you will pay in this offering and the pro forma net tangible book value per ADS after this offering. At June 30, 2018, we had net tangible book value of $        , corresponding to a net tangible book value of $       per Ordinary Share or $           per ADS based on a ratio of     Ordinary Shares to each ADS. Net tangible book value per share or per ADS represents the amount of our total tangible assets less our total liabilities, divided by           , the total number of Ordinary Shares issued and outstanding at June 30, 2018, or            , the total number of ADSs that would represent such total number of shares based on a ratio of     Ordinary Shares to each ADS.

Our pro forma net tangible book value as of June 30, 2018 was $1,691, representing $0.0047. Pro forma net tangible book value per Ordinary Share represents the amount of our total tangible assets less our total liabilities, divided by 361,774,099, the total number of Ordinary Shares outstanding at June 30, 2018, after giving effect to the issuance of: (i) 870,673 Ordinary Shares, issued pursuant to the Convertible Securities Agreement in October and November 2018, (ii) 17,000,000 Ordinary Shares, for no consideration, and 3,325,000 Ordinary Shares, at a price per share of A$0.3263 (approximately $0.24), issued pursuant to the Controlled Placement Agreement in September and December 2018, and (iii) 815,649 Ordinary Shares upon the conversion of certain Convertible Securities.

After giving effect to the sale of the ADSs representing Ordinary Shares offered by us in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value estimated at June 30, 2018 would have been approximately $       , representing $      per Ordinary Share or $        per ADS. At the assumed public offering price for this offering of $     per ADS, based on the last reported sale price of our Ordinary Shares on         , this represents an immediate increase in historical net tangible book value of $        per Ordinary Share or $         per ADS to existing shareholders and an immediate dilution in net tangible book value of $         per Ordinary Share or $         per ADS to purchasers of ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and pro forma net tangible book value per ADS immediately after the completion of this offering.

The following table illustrates this dilution of $        per ADS to purchasers of ADSs in this offering:

Assumed public offering price per ADS	$
Pro Forma net tangible book value per ADS as of June 30, 2018	$
Increase in pro forma net tangible book value per ADS attributable to new investors	$
Pro forma as adjusted net tangible book value per ADS after this offering	$
Dilution per ADS to new investors	$
Percentage of dilution in net tangible book value per ADS for new investors		%

The dilution information set forth in the table above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

A $1.00 increase or decrease in the assumed initial public offering price of $      per ADS would increase or decrease our pro forma net tangible book value per ADS after this offering by $      and the dilution per ADS to new investors by $      , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering.

An increase or decrease of 100,000 ADSs in the number of ADSs offered by us would increase or decrease our pro forma net tangible book value after this offering by approximately $         million and the pro forma net tangible book value per ADS after this offering by $          per ADS and would increase or decrease the dilution per ADS to new investors by $         , after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of June 30, 2018, the differences between the number of Ordinary Shares acquired from us (treating each ADS as      Ordinary Shares), the total amount paid and the average price per Ordinary Share paid by the existing holders of our Ordinary Shares and by investors in this offering (treating each ADS as     Ordinary Shares) and based upon an assumed public offering price of $           per ADS, the midpoint of the price range set forth on the cover page of this prospectus.

	Shares			Total Consideration			Average Price Per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors (treating each ADS as Ordinary Shares)			%	$		%	$
Total		100.0%		$	100%		$

In addition, in October and November 2018, as part of the Convertible Securities Agreement, we issued Convertible Securities to the Convertible Securities Holders. Pursuant to the Convertible Securities Agreement, the Convertible Securities Holders are entitled to certain anti-dilution rights, in the event that we issue, or grant in the future, any rights to purchase or exercise any of the following and whose price per share or unit is, as the case may be, less than the fixed conversion price of A$0.3362 (approximately $0.2365), (i) Ordinary Shares, (ii) options to acquire Ordinary Shares, (iii) debt, equity or equity-linked securities convertible into, exchange or exercisable for, or include the right to receive Ordinary Shares or other securities or (iv) undertake an initial public offering on the Nasdaq Stock Exchange in which we offer ADSs, then immediately following the issuance of any of the foregoing, the fixed conversion price will be reduced to the lesser price used in any of the foregoing, thereby allowing the Convertible Securities Holders to convert the Convertible Securities into a greater number of Ordinary Shares.

In addition, pursuant to the terms of the Convertible Securities Agreement, if there are certain changes to our VWAP, we may be forced to redeem the Convertible Securities prior to their maturity date. Subject to the terms of the Convertible Securities Agreement, we may redeem the Convertible Securities Holders’ then outstanding Convertible Securities by issuing Ordinary Shares in lieu of cash; provided, however, that we must also obtain shareholder approval and any necessary waiver of the ASX Listing Rules.

The number of Ordinary Shares purchased from us by existing shareholders is based on 339,762,772 Ordinary Shares issued and outstanding as of June 30, 2018, and excludes the following as of such date:

●	27,555,556 Ordinary Shares issuable upon the exercise of warrants outstanding, at exercise prices ranging from A$0.30 (approximately $0.23) to A$0.52 (approximately $0.39) all of which were vested as of such date;
●	4,425,228 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our Global Plan, at a weighted average exercise price of $0.186, of which 313,702 were vested as of such date;
●	60,000,000 Ordinary Shares issuable pursuant to Class B performance rights that will vest upon the completion of certain milestones;
●	60,000,000 Ordinary Shares issuable pursuant to Class C performance rights that will vest upon the completion of certain milestones;
●	9,073,314 Ordinary Shares reserved for future issuance under our Global Plan.

If all of such issued and outstanding options, warrants and performance rights had been exercised as of June 30, 2018, the number of Ordinary Shares held by existing shareholders would increase to 491,743,561, or          % of the total number of Ordinary Shares issued and outstanding after this offering, and the average price per Ordinary Share paid by the existing shareholders would be A$                (approximately $         ).

If the underwriters exercise their option to purchase additional ADSs in full in this offering, the number of Ordinary Shares held by new investors will increase to              , or           % of the total number of Ordinary Shares issued and outstanding after this offering and the percentage of Ordinary Shares held by existing shareholders will decrease to           % of the total Ordinary Shares issued and outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this prospectus.

The following financial data in this narrative are expressed in thousands, except for share and share data or as otherwise noted.

Overview

We are an early stage commercial healthcare company engaged in the development of next generation mobile and e-health solutions and monitoring service platforms. Our solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from CVD and diabetes. Using our proprietary suite of devices and software solutions, algorithms and monitoring services, we intend to drive recurring revenue streams in two vertical markets: professional healthcare markets (including hospitals, clinics and senior care facilities) and consumer healthcare market.

Components of Operating Results

Revenues and Cost of Revenues

Our total revenue consists of services and products and our cost of revenues consists of cost of services and cost of products.

The following table discloses the breakdown of revenues and costs of revenues:

	Year ended December 31,	Year ended December 31,	June 30,	June 30,
	2016	2017	2017	2018
U.S. dollars in thousands
Revenues		-		-
Services	-	109	-	985
Products	-	-	-	16
Total revenues	-	109	-	1,001
Cost of revenues
Cost of services	-	115	-	1,018
Cost of sales of products	-	-	-	86
Total Cost of revenues	-	115	-	1,104
Gross loss	-	6	-	103

Operating Expenses

Our current operating expenses consist of two components — research and development expenses, and selling, general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor’s expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,	Year ended December 31,	June 30,	June 30,
	2016	2017	2017	2018
U.S. dollars in thousands
Depreciation	12	29	11	25
Payroll and related expenses	1,037	2,236	987	1,543
Share based compensation	-	465	429	149
Subcontractors and materials	706	1,040	424	631
Other	53	215	95	180
Total	1,808	3,985	1,946	2,528

We expect that our research and development expenses will increase as we continue to develop our products and services and recruit additional research and development employees.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and related expenses, share based compensation, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,	Year ended December 31,	June 30,	June 30,
	2016	2017	2017	2018
U.S. dollars in thousands
Payroll and related expenses	261	1,699	358	3,014
Share based compensation	-	17,723	17,721	(11)
Professional services	332	1,883	946	1,456
Travel expenses	113	379	94	541
Rent and office maintenance	130	315	89	432
Depreciation and other	18	532	132	1,245
Total	854	22,531	19,340	6,677

Comparison of the Six Months Ended June 30, 2018 to the Six Months Ended June 30, 2017

Results of Operations

U.S. dollars in thousands	June 30,
	2017	2018
Revenues	-	-
Services	-	985
Products	-	16
Total revenues	-	1,001
Cost of revenues
Cost of services	-	1,018
Cost of sales of products	-	86
Total cost of revenues	-	1,104
Gross loss	-	103
Operating expenses:
Research and development expenses	1,946	2,528
Selling, general and administrative expenses	19,340	6,677
Operating loss	21,286	9,308
Financial expenses (income), net	128	(382)
Loss before taxes on income	21,414	8,926
Income tax expense (benefit)	329	(155)
Total comprehensive loss	21,743	8,771

Revenues and Cost of Revenues

Our total revenues for the six months ended June 30, 2018 amounted to $1,001, consists primarily of services (98% of total revenues), representing an increase of $1,001, or 100%, compared to $0 for the six months ended June 30, 2017. The increase was primarily attributable to CardioStaff’s sales of services in the United States, which we acquired at the end of 2017.

Our cost of revenues for the six months ended June 30, 2018 amounted to $1,104, consists primarily of cost of services (92% of cost of revenues), representing an increase of $1,104, or 100%, compared to $0 for the six months ended June 30, 2017. The increase was primarily attributable to CardioStaff’s cost of services in the United States.

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2018 amounted to $2,528 representing an increase of $586, or 29.9%, compared to $1,946 for the six months ended June 30, 2017. The increase was primarily attributable to an increase of $556 in salaries and related expenses reflecting an increase in the number of research and development employees.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the six months ended June 30, 2018 amounted to $6,677, representing a decrease of $12,663, or 65.48%, compared to $19,340 for the six months ended June 30, 2017. The decrease was primarily attributable to, on one hand, a decrease of a share based compensation expenses of $17,732, and on the other hand, an increase in CardioStaff’s activities in the United States. $970 is attributed to the amortization of intangible assets contributable to the acquisition of CardioStaff, and $3,200 is attributed to CardioStaff’s selling, general and administrative expenses.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2018 amounted to $9,205, compared to an operating loss of $21,286 for the six months ended June 30, 2017, a decrease of $12,081, or 56.8%.

Financial Expense and Income

Financial expense and income consist of interest, bank fees, revaluation of the derivative liability and exchange rate differences.

We recognized net financial income of $382 for the six months ended June 30, 2018, compared to net financial expenses of $128 for the six months ended June 30, 2017. The decrease was primarily attributable to revaluation of the derivative liability (warrants).

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2018 was $8,771, compared to $21,743 for the six months ended June 30, 2017, a decrease of $12,972, or 59.7%.

Comparison of the Year Ended December 31, 2017 to the Period Ended December 31, 2016

Results of Operations

U.S. dollars in thousands	December 31,	December 31,
	2016	2017

Revenues from Services	-	109
Cost of services	-	115
Gross loss	-	6
Operating expenses:
Research and development expenses	1,808	3,984
Selling, general and administrative expenses	854	22,531
Operating loss	2,662	26,521
Financial expenses, net	324	641
Loss before taxes on income	2,986	27,162
Income tax expense	30	85
Total comprehensive loss	3,016	27,247

Revenues and Cost of Revenues

 Our total revenues for the period ended December 31, 2017 amounted to $109, consists of services (100% of total revenues), representing an increase of $109, or 100%, compared to $0 for the year ended December 31, 2016. The increase was primarily attributable to CardioStaff’s sales of services in the United States.

Our cost of revenues for the period ended December 31, 2017 amounted to $115, consists primarily of cost of services (100% of cost of revenues), representing an increase of $115, or 100%, compared to $0 for the year ended December 31, 2016. The increase was primarily attributable to CardioStaff’s cost of services in the United States.

Research and Development Expenses

Our research and development expenses for the period ended December 31, 2017 amounted to $3,984, representing an increase of $2,176, or 97.8%, compared to $1,808 for the year ended December 31, 2016. The increase was primarily attributable to an increase of $1,199 in salaries and related expenses reflecting an increase in the number of employees, and share based compensation expenses of $464.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the period ended December 31, 2017 amounted to $22,531, representing an increase of $21,677 or 2,538%, compared to $854 for the period ended December 31, 2016. The increase was primarily attributable to share based compensation expenses of $17,723, and to an increase of $1,438 in payroll and related expenses, reflecting an increase in the number of employees, an increase of $185 in rent and office related expenses, primarily due to our new offices, and an increase of $1,551 in professional services for accounting, legal, bookkeeping and consultants expenses.

Operating loss

As a result of the foregoing, our operating loss for the period ended December 31, 2017 amounted to $26,515, compared to an operating loss of $2,662 for the period ended December 31, 2016, an increase of $23,853, or 896.1%.

Financial Expense and Income

Financial expense and income consist of interest, bank fees, revaluation of the derivative liability and exchange rate differences.

We recognized net financial income for the period ended December 31, 2017 of $641, compared to net financial expenses of $324 for the period ended December 31, 2016. The increase was primarily attributable to revaluation of the derivative liability (warrants).

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the period ended December 31, 2017 amounted to $27,247, compared to $3,016 for the period ended December 31, 2016, an increase of $24,231, or 803.4%.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We believe that the accounting policy described in Note 2 is critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Share-based Compensation

The consolidated entity has a share-based remuneration scheme for employees and other service providers. The fair value of options is estimated by using the Monte-Carlo simulation, which was derived to model the value of our equity over time. The simulation model was designed to take into account the unique terms and conditions of the three classes of performance rights, or Performance Rights, and options, as well as our capital structure and the volatility of our assets, on the date of grant, based on certain assumptions.

Those conditions are described in the share-based compensation Note 14 to our consolidated financial statements included elsewhere in this prospectus. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2018, we have funded our operations principally with approximately $25,959 (net of issuance expenses) from the issuance of Ordinary Shares and options. As of December 31, 2017, we had $14,158 in cash and cash equivalents. As of June 30, 2018, we had approximately $3,204 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	December 31,	December 31,	June 30,	June 30,
	2016	2017	2017	2018
U.S. dollars in thousands
Operating activities	$(2,503)	$(8,289)	$(2,963)	$(9,105)

Investing activities	$(123)	$(1,503)	$(174)	$(2,642)

Financing activities	$3,331	$23,126	$14,378	$760

Net increase (decrease) in cash and cash equivalents	$705	$13,334	$11,241	$(10,987)

Cash Flows Used in Operating Activities

Net cash used in operating activities was $9,105 during the six months ended June 30, 2018, compared to net cash used in operating activities of $2,963 during the six months ended June 30, 2017, primarily reflected the operations of our U.S. subsidiary CardioStaff.

Net cash used in operating activities was $8,289 during the year ended December 31, 2017, compared to net cash used in operating activities of $2,503 during the year ended December 31, 2016, primarily reflected expanding our operations during 2017.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $2,642 during the six months ended June 30, 2018, compared to net cash used in investing activities of $174 during the first six months of 2017, primarily reflected the purchase of equipment for our operations in the United States.

Net cash used in investing activities was $1,503 for the year ended December 31, 2017, compared to net cash used in investing activities of $123 during the year ended December 31, 2016, primarily reflected the purchase of equipment, primarily for our operations in the United States.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities was $760 for the six months ended June 30, 2018, compared to net cash provided by financing activities of $14,378 for the six months ended June 30, 2017, primarily reflected a loan from our controlling shareholder and offset by partial repayment of loan, whereas the net cash provided by financing activities for the six months ended June 30, 2017 primarily reflected our initial public offering on ASX and a joint venture with Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP), or GIBF.

Net cash provided by financing activities was $23,126 for the year ended December 31, 2017, compared to net cash provided by financing activities of $3,331 for the year ended December 31, 2016, primarily reflected our initial public offering on ASX and our joint venture agreement with GIBF.

Financial Arrangements

As of June 30, 2018, our bank credit includes loans received from Bank Mizrahi Tafhot in Israel, our controlling shareholder and other private lenders (the later in connection with our acquisition of CardioStaff).

During the years 2015 through June 2018, we received several loans from Bank Mizrahi Tfahot in Israel. As of June 30, 2018, the total amount of these loans is $2,008 (including accrued interest). The loans are denominated in U.S. dollars and NIS and bear interest rates of Libor plus 2.5%-3% per annum and prime plus 0.5%-0.85% per annum.

On December 19, 2016, we signed a loan agreement, or the 2016 Credit Line, to receive a short-term loan providing a line of credit of up to $600 from Dr. Yacov Geva, our controlling shareholder, Chief Executive Officer and President, and a member of our board of directors. The 2016 Credit Line bears an interest at the rate of Libor plus 3% per year and was to be repaid in two equal installments on June 1, 2017 and September 1, 2017. In February 2017, we signed an amendment to the 2016 Credit Line, according to which, the loan would be repaid in two equal installments, three and six months, respectively, following the commencement of sales of our products. See “Related Party Transactions—Shareholder Loans.”

In addition, in May 2018 we entered into an additional loan agreement with Dr. Yacov Geva to provide us with a loan of up to $3,000, which was amended in its entirety, effective as of October 2018, such that the aggregate amount available to us is $10,000, or the 2018 Credit Line. The 2018 Credit Line is unsecured, and bears multiple fixed interest rates, calculated on a linear basis from the disbursement date of each installment of the principal amounts: (i) 10% per annum for all amounts drawn until October 1, 2018 and (ii) 12% per annum for all amounts drawn as of October 1, 2018. See “Related Party Transactions—Shareholder Loans.”

To secure the bank loans, our controlling shareholder provided a guarantee for the loans’ repayment and, in addition, all of the assets and rights of our Israeli subsidiary were pledged as a floating charge to Bank Mizrahi Tfahot, as well as restricted cash of $620 to Bank Mizrahi Tfahot.

Upon the closing of our acquisition of CardioStaff at the end of 2017, additional long-term loans were added to our balance. As of June 30, 2018, the total amount of these loans was $1,497 and included mainly loans from private people/institutions and bear interest of 4%-12% per annum.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since inception in 2014. Since inception, we have not generated significant revenue from the sale of products. Most of our revenues are currently generated in the United States from monitoring services provided by G Medical Diagnostic (Formerly CardioStaff) and Telerhythmics.

As of June 30, 2018, our cash and cash equivalents were $3,204. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until February 2019, without using the net proceeds from this offering and/or the net proceeds from the exercise of existing warrants. Effective October 1, 2018, we entered into the 2018 Credit Line, providing us with a credit line of $10 million. Furthermore, Dr. Yacov Geva, our President, Chief Executive Officer, Director and major shareholder has also undertaken to finance all of our financial needs until December 27, 2019. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;
●	the costs of manufacturing our products and services;
●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and
●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and services. This may raise substantial doubts about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating leases	$1,590	$-	$1,168	422	-

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS and U.S. dollar/RMB exchange rates, which is discussed in detail in the following paragraph.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the U.S. dollar. We incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the dollar, and we cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in Israel was 0.6% in 2017 and 0.3% in 2016. The NIS revaluated against the U.S. dollar by approximately 9.8% in 2017 and 1.5% in 2016.

The annual rate of inflation in China was 1.56% in 2017 and 2% in 2016. The RMB revaluated against the U.S. dollar by approximately 6.6% in 2017 and 7% in 2016.

BUSINESS

Overview

We are an early stage commercial healthcare company engaged in the development of next generation mobile and e-health solutions and monitoring service platforms. Our solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (CVD), pulmonary disease and diabetes. Using our proprietary suite of devices, software solutions, algorithms and monitoring services, we intend to drive recurring revenue streams in two vertical markets:

●	B2B: professional healthcare markets (including hospitals, clinics and senior care facilities); and
●	B2B2C and B2C: consumer healthcare market.

The Centers for Disease Control and Prevention’s (CDC) National Center for Health Statistics reports that the burden of CVD is growing faster than the national effort to combat it. This is due to the obesity epidemic, poor diet, high blood pressure and a dramatic rise in Type 2 diabetes, which are all major risk factors for heart disease and stroke. CVD includes high blood pressure, coronary heart disease (CHD), congestive heart failure, stroke, AFib and other heart diseases. In 2015, 41.5% (102.7 million persons) of the U.S. population had at least one CVD condition. In 2015, the death rate from heart disease increased by 1% for the first time since 1969. The CDC estimated that CVD cost Americans $555 billion in 2016, and this cost will balloon to $1.1 trillion in 2035. Direct medical costs related to CVD are more extensive than medical costs related to any other disease, including Alzheimer’s and diabetes. Such costs include money spent on medical services via a physician, hospital or health care system, and corresponding or follow-up costs, such as prescription drugs, home health or nursing home care.

●

Hypertension (high blood tension) is when the pressure of the blood against the walls of the arteries is consistently above the normal range. This increases the heart’s workload, putting a person at a greater risk for heart attack, angina, stroke, kidney failure and peripheral artery disease.

●

Coronary Artery Disease (CAD) occurs when plaque builds up in the heart’s arteries, causing the arteries to narrow. This blood flow, when reduced or blocked, may cause angina or a heart attack. Over time, CAD can also lead to heart failure and arrhythmias.

●	Congestive Heart Failure is when the heart can’t pump enough blood to the organs. Heart failure is almost always a chronic, long-term condition and becomes more prevalent as people age.
●

AFib is an irregular or “racing” heartbeat that can cause blood to collect in the heart and form a clot, which can then travel to the brain and cause a stroke. AFib raises a person’s risk for stroke by 500%, and most AFib-related strokes (75%) can be prevented. About one-third of people in the United States with AFib are undiagnosed. According to the National Stroke Association (NSA), up to 80% of strokes suffered by people with AFib can be prevented with early detection and timely treatment. Stroke has a huge financial burden, and in the United States, causes an estimated $34 billion in healthcare costs and lost productivity each year.

●	A stroke is an interruption of blood flow to the brain, causing paralysis, slurred speech and/or altered brain function. Approximately nine of every 10 strokes are caused by a blockage in a blood vessel that carries blood to the brain; this is known as an ischemic stroke. The other type of stroke is known as hemorrhagic, caused by a blood vessel bursting. Warning signs include sudden numbness or weakness of the face, arm or leg; sudden confusion, trouble speaking or understanding; sudden trouble seeing in one or both eyes; sudden trouble walking, dizziness, loss of balance or coordination; and sudden, severe headache with no known cause.

Our Monitoring Services

Our focus in the United States and the United Kingdom is the provision of arrhythmia monitoring services in the professional healthcare market, and vital signs services in the B2B and B2C concierge medicine and chronic care management markets. We entered the U.S. arrhythmia monitoring services industry through the 2017 acquisition of CardioStaff, an Independent Diagnostic Testing Facility (IDTF) based in Austin, Texas. The IDTF provides physicians and hospitals with 24/7 remote cardiac monitoring services which utilize event, Holter, extended Holter and mobile cardiac telemetry monitoring devices. CardioStaff was rebranded as GMedDx and now serves as our national monitoring call center. GMedDx will also serve as a platform for introducing our innovative suite of clinical-grade products into outpatient settings, physician practices, hospitals and senior care facilities.

In November 2018, we acquired a second IDTF, Telerhythmics, based in Memphis, Tennessee. Telerhythmics operates mainly across the Southeastern United States, and provides hospitals and physicians with cardiac monitoring services including mobile cardiac telemetry (MCT), event monitoring, Holter monitoring and pacemaker analysis. Telerhythmics also adds a significant amount of commercial payor agreements across local, regional and national markets.

In October 2018, we began commercialization efforts at G Medical Innovations UK, Ltd., one of our wholly-owned subsidiaries, to provide cardiac monitoring services in the United Kingdom, similar to what we do in the United States. The United Kingdom presents many opportunities. More than three million Britons are affected by an arrhythmia. Heart rhythm disorders are Britain’s biggest killer, and cause at least 100,000 sudden cardiac deaths each year. This is more deaths than those caused by breast cancer, lung cancer and AIDS combined. AFib causes 12,000 debilitating and fatal AFib-related strokes in the United Kingdom each year, many of which could be avoided if they were timely diagnosed and appropriate anticoagulation therapy was provided.

Monitoring Services Workflow (IDTF)

The graphic below represents the workflow being done by our medical monitoring service center, from the moment a single patient is enrolled in the service until a summery medical report is delivered to the prescribing physician.

Product Lines

Our product platforms are positioned to reduce inefficiencies in healthcare delivery, improve access, reduce costs, increase quality of care and make healthcare more personalized and precise. Early detection and diagnosis, as well as accessibility for all patients and providers, will positively impact the direction and cost of healthcare today.

The impact of mobile devices on consumer behavior is growing rapidly and in recent years, patients have become increasingly active in managing their healthcare and are demanding both a more tailored product and self-sufficient consumer experience. We believe that the growing aging population together with rising incidences of chronic diseases such as CVD, cancer, heart ailments and diabetes, will drive market demand for our products and services.

Our product lines consist of our Prizma Medical Smartphone Case, Extended Holter Patch System and our Wireless Vital Signs Monitoring System.

Prizma Medical Smartphone Case

The innovative Prizma is a “plug-and-play” clinical grade solution that can transform almost any smartphone into a medical monitoring device. Prizma presents a comprehensive health profile of the user, measuring a wide range of vital signs and biometrics including ECG, oxygen saturation, temperature, heart rate and stress levels, which is analyzed from heart rate variability and provides a snapshot of the autonomic nerve system activity indicating level of stress. Blood pressure, body weight and blood glucose measurements may be manually entered and tracked on the Prizma app. All of the measurements are saved and tracked on the Prizma app and on the cloud portal. Users may generate reports and share with third parties (i.e., medical providers, family members).

ECG	Body temperature	Heart rate	Sp02 (Oxygen saturation)	Stress	Blood pressure	Weight	Blood Glucose

Pair with smartphone	Start Testing	Results automatically saved and tracked on the smartphone and on the cloud portal

Prizma can help manage an individuals’ health and wellness and allows healthcare providers to analyze the collected data in order to make better treatment decisions for conditions such as diabetes and heart disease, and vital signs functions for users with a range of health management needs. The Prizma app is available for download on the Apple Store and on Google Play. Prizma is powered by an independent battery, and activated by the user when needed, making usage and transport efficient and comfortable. The user simply places his or her index fingers on sensors embedded on the Prizma, and the software seamlessly analyzes the data using various measurement methods and algorithms. The Prizma can be used on almost any mobile phone, allowing us to quickly adapt the application to new smartphones.

In August 2017, we received 510(k) clearance for our Prizma from the FDA and in September 2017 we received the CE mark.  These clearances were followed by approval received in November 2017 from the TGA to market the Prizma in Australia. Despite the fact that regulatory approvals were received in 2017, since the product is unique and innovative and due to first to market penetration, the acceptance by the market was slow and needs market education. We intend to continue our market education efforts for our Prizma and other products.

Extended Holter Patch System

Our Extended Holter Patch System is a multi-channel patient-worn biosensor that captures ECG data continuously for up to 14 days. Multi-lead ECGs can deliver higher predictive values with more actionable data in which to make a more accurate diagnosis. In addition, the Extended Holter Patch System allows patients to capture any symptomatic event by tapping a button on the recorder and documenting their activity and symptom in the patient diary. This correlates the ECG activity and provides physicians with more contextual data in which to make a diagnosis. Following the monitoring session, the device is returned to G Medical and the data is uploaded to our secure cloud for analysis. A concise clinical report of preliminary findings is generated by certified cardiac technicians, validated through a QA process, and made available to the physicians on our secure physician portal.

The modular and easy-to-use patch solution utilizes a body worn sensor, a removable recorder, a secure cloud platform and a clinical reporting system. The patch has a very soft fabric format, and its water resistant technology allows showering. These attributes improve patient wear times (compliance) with more meaningful data in which to make a more accurate diagnosis and timely treatment decisions. Clinical studies have demonstrated that wearable patch technologies can improve a physician’s ability to more accurately detect arrhythmia, allowing them to change the course of treatment.

Multi-lead ECG recordings provide higher predictive values and can detect arrhythmia events that are missed with single lead recorders.

In November 2017, we received the CE mark for our VSMS G Medical Extended Holter Patch System.

Wireless Vital Signs Monitoring System

The Vital Signs System is still under development. The easy-to-use solution is expected to provide continuous, real time monitoring of a wide range of vital signs and biometrics. The sensors are being designed in 4 units: chest unit, arm unit, ear unit and wrist unit. The data collected through the system is analyzed by multiple algorithms to detect vital signs abnormalities and reported in real time. Alternatively, data can be streamed to a centralized database where it is analyzed, stored and presented through a user-friendly analytics platform “Hub,” which is available on both smartphones and tablets.

The Vital Signs System streamlines patient monitoring in pre-hospitalization, hospitalization, and post-discharge settings. The Vital Signs System is ideal for use in clinics, hospitals, nursing homes and assisted living residences, and can increase workflow efficiencies, reduce unnecessary readmissions, and be a valuable tool for post-discharge monitoring. Features of the system include:

●	body-worn sensors, a wireless gateway, central database and backend system with an intuitive dashboard;
●	real time, automated monitoring of patients’ vital signs and biometric parameters;
●	transmission of raw data and test results for further analysis by healthcare providers;
●	operation modes based on scheduled snapshots, event mode, auto detect/auto send, and long-term continuous monitoring;
●	monitors patients from any location;
●	sophisticated proprietary algorithms for ultimate precision and accuracy; and
●	trend analysis and periodic reports for ongoing health monitoring and care.

System Components

Chest Unit – body worn patch continuously measures: ● heart rate ● 6 leads of ECG to detect heart rhythm irregularities ● body position sensor detects if patient is laying, sitting or standing

Ear Unit – measures body temperature from the cavity behind the earlobe and oxygen saturation (Sp02) from the earlobe itself

Arm Unit – the arm unit is a tubeless ambulatory carried blood pressure device allowing the patient to be mobile easily

The Hub – key analytics platform which can be accessed through the Hub by entering an IP address specific to the Vital Signs System into any browser using a computer, smartphone or tablet connected to our cloud servers. The Hub performs the following functions:

●     receives and display of data from multiple patients

●     analysis of data using algorithms and alerts in the case of a threshold breach (in case of continuous transmission of data, algorithms are activated on the Hub and not on the sensors to optimize power consumption)

●     generation of reports from the raw data for user and healthcare professionals. The Vital Signs System does not need a separate application to operate, as the information is recorded in real time and analyzed on the chest patch, which operates as a “brain” unit for the device

Wrist Unit / Gateway TM  – Android-based smartwatch integrates wireless communication module (Bluetooth, Wi-Fi and CDMA/WCDMA).

The gateway is used to:

●     transmit data to the centralized Hub either as an event or as continuous raw data

●     receive requests from the Hub to perform specific measurement. Request, then is transferred by the GW to the sensors

●     detect patient location and Geo-fence

●     update sensors’ thresholds remotely

●     send alerts in case of a clinical (i.e., arrhythmia, high temperature) or technical (i.e., low battery, loss of signal) event and transmit this event to the centralized Hub

Market Potential

Monitoring Services

An estimated 5.47 million ambulatory ECG diagnostic tests were prescribed by physicians in the United States in 2018, which represents a $1.65 billion market opportunity. With an estimated 13% cumulative annual growth rate (CAGR) (2015-2025), this represents a very healthy market for our arrhythmia monitoring technologies and service platform. Although there is little data outside of the United States, we believe additional markets exist due to an ageing global population, unhealthy lifestyles and prevalence of AFib. Clinical research has also shown that traditional ambulatory cardiac monitoring tools, such as Holter and event monitors, do not collect the required amount of data required for making a definitive diagnosis, as these older devices may have too short of a monitoring time, may not continuously collect ECG data, or patients will not wear the device (low patient compliance). Hospitals and physicians are also outsourcing more of their ambulatory ECG monitoring needs, in order to minimize costs and workflow burden. Our innovative technologies and proprietary software and algorithms have the ability to improve patient compliance, provides continuous monitoring and multiple channels of ECG, which ensures higher diagnostic yields that can deliver better clinical outcomes.

Chronic Care Management

According to the CMS, 68.6% of Medicare beneficiaries have two or more chronic conditions. In November 2018, CMS finalized changes to the 2019 Physician Fee Schedule and the Quality Payment Program and will now pay providers for communication technology-based services. Through the rule, CMS is also expanding the number of Medicare-covered telemedicine services to include “prolonged preventive service(s)” such as telehealth services. CMS will pay physicians for their time when they check in with Medicare beneficiaries via telephone or another telecommunications device. Physicians will also be paid for the time it takes to review a video or image sent by a patient to assess whether a visit is needed.

Integrated Delivery Networks

Third-party research estimates that big data in global healthcare amounted to $14.25 billion in 2017, and is estimated to grow over $68.75 billion by the end of 2025. This data will be augmented by patient-generated health data (PGHD) which is data primarily captured and recorded by the patient themselves, allowing them greater ownership over their own health. Integrating PGHD into electronic health records will help providers understand the patient experience, increase efficiency and productivity of clinical trials, improve the prediction of addressable treatment toxicities, and ultimately improve quality of care and clinical outcomes. The United States could reach a “critical mass” of physicians using PGHD from devices such as wearables by 2020, according to new research released by the Consumer Technology Association. Additionally, insurers are offering free remote monitors/wearables and cash incentives to subscribers who meet certain health goals.

Concierge Medicine

Concierge medicine can be defined as a B2B2C model. Currently, about 12,000 physicians in the United States offer concierge healthcare services. This niche market is growing due in part to organizations that recruit physicians to manage concierge practices. Concierge physicians have fewer patients, offer same-day appointments and longer office visits, and participate in email and phone communication. Studies have found that patients with concierge medicine physicians are more satisfied and have fewer visits to ERs and specialists, thus resulting fewer hospitalizations, fewer emergency department visits, and better control of hypertension and diabetes. One study, published in The American Journal of Managed Care, found a 79% reduction in hospital admissions for Medicare patients in concierge medicine affiliated practices, compared with those in traditional practices.

Direct Primary Care

Direct primary care (DPC) can also be defined as a B2C model. DPC practices have a direct financial relationship with patients and provide comprehensive care and preventive services. This is a mass-market variant of concierge medicine, with the biggest difference being that the DPC model charges a flat rate fee that often includes most or all physician services. The monthly fee typically includes basic checkups, same-day or next-day appointments, and the ability to obtain medications and lab tests at or near wholesale prices. The DPC model does not rely on insurance co-pays, deductibles or co-insurance fees. All DPC providers recommended patients have some form of insurance, or take part in a healthcare sharing plan that functions like insurance, as a patient is not protected financially if they have a health issue outside the scope of primary care.

mHealth

United States

In 2017, 68.4% of the U.S. population used a smartphone. The number of U.S. smartphone users is estimated to grow to more than 230 million in 2018. Consequently, the number of mobile apps has increased to meet the demand and opportunities presented. The increase in the number of healthcare apps (mHealth apps), available to consumers has grown at an even greater rate given the increased push for patients to become more actively engaged in their own healthcare management. mHealth is defined as “medical and public health practice supported by mobile devices such as mobile phones, patient monitoring devices, personal digital assistants, and other wireless devices.” The use of mobile apps in improving healthcare outcomes is of continued interest across industry stakeholders from patients and healthcare providers to healthcare systems and payers.

The Global mHealth enabled care market was worth $17.2 billion in 2016. The bulk of the global revenues come from services for diagnostic, monitoring, chronic disease management, and ageing applications. The fastest growing segments have been mobile tools and healthcare apps, which have grown with a 26% and 14% CAGR, respectively, between 2013 and 2016.

A survey conducted by Statista in the United States concluded that 21% of Americans are willing to pay for remote patient monitoring services.

China

In China, there has been significant reform and expansion of its healthcare system with aggressive reforms to expand access to care and further improve the quality of care. Since 2016, the Chinese government has formulated a series of policies to boost private healthcare and integrate it with the public healthcare system. The rise of the private healthcare sector, particularly private hospitals, has captured attention from investors, patients, physicians and pharmaceutical and medical device companies.

Both local and foreign companies are investing in the development of specialized and differentiated private hospitals, along with innovative aged care. China is expected to become the second largest mHealth market globally, and experienced growth of 59.6% between 2015 and 2018. mHealth is being driven by a lack of access to quality healthcare-services and limited resources that hinder a physicians’ ability to provide sufficient time beyond treatment and diagnosis. mHealth can also be used in more rural parts of China to help resolve accessibility challenges.

mHealth is also projected to have the highest impact on reducing costs associated with readmissions in hospitals.

Remote monitoring is also projected to have the highest market potential in the next 5 years.

Our technologies and services address the monitoring needs of individuals suffering from a wide range of diseases.

Business Model

Our Strategy

Our strategic objective is to develop and commercialize innovative next generation mobile and e-health solutions and monitoring service platforms. Using our proprietary suite of devices and software solutions we intend to drive multiple and recurring revenue streams, across consumer and professional healthcare verticals and in a variety of geographical territories.

Our current activities are focused on investing in cardiac monitoring service centers in the United States, and the United Kingdom; commercializing the Prizma and VSMS Extended Holter monitoring solution in the United States, China and other markets; completing the development of our Wireless Vital Signs System; and cultivating various channels of distribution. Such channels include hospitals, insurance companies, chronic care management companies, concierge medicine groups, Telcos, specialized MVNOs, distribution houses, ODM handsets and wireless design centers.

●	Hospitals, Clinics and Physician practices:

Our cardiac monitoring services are marketed to healthcare institutions, hospitals, clinics and physician practices. We employ highly educated sales professionals in the United States and United Kingdom who regularly call on these stakeholders and educate them on the clinical value of multi-lead ECG monitoring solutions. We believe our comprehensive range of technologies appeals to many healthcare providers, as they can order the right device for each patient.

We will lease the Vital Signs System to hospitals on a per day fee model. The device can then be prescribed by a physician for monitoring patients in the hospital, and in pre-admission and post discharge programs. Once a patient is discharged, we anticipate that patients may continue monitoring services by using the Prizma.

●	Insurance companies. We propose to sell the Prizma device and lease the monitoring center diagnostic services on a monthly fee per patient. Healthcare insurers typically have high-acuity patients who would benefit from participation in chronic care management programs.

●	Chronic care management. We propose to sell the Prizma device and lease customized back end analytics platforms to these companies who manage high-acuity patients of healthcare insurers, homecare agencies, nursing homes, and skilled nursing facilities (SNFs).

●	Concierge medicine. We will explore purchase and lease programs of the Prizma solution to concierge medicine practices. This model may resemble those provided to healthcare insurers or chronic care management companies.

●

Telcos. We intend to sell the Prizma, or license the Prizma technology directly for use with Telcos’ product offerings. The result will be a product offerings that will be a full mHealth ecosystem solution that combines automatic alerts, analysis, human interaction, data sharing and self-sufficient use, which is independent from physician’s response.

In addition, cloud monitoring services from the Prizma are anticipated to be offered based on a two tier program: monitoring over the cloud by sending the data and receiving automatic feedback; and monitoring with access to a professional clinical call center that can provide real time feedback to the customer and ability to triage with a healthcare professional.

●	MVNOs. Our approach for MVNOs is to derive revenue on a two-tiered basis: business to customer by selling hardware directly to customers and providing cloud monitoring services; and business to business by selling hardware directly to mass merchants and national chains and providing cloud monitoring services, such that we utilize the big merchants as distributers by promoting the devices to the end customers.

●	ODM Design Centers. We aim to be in a position to work with design houses to integrate the Prizma technology within the ODM’s smartphone models. We anticipate that this approach will allow us to penetrate a higher number of distribution channels and markets with a relatively low overhead. As hardware sales grow, we anticipate that the monitoring services will continue to grow thereby increasing monthly recurring revenues payable to us.

●	Big Data. Our services will result create a data base of anonymized information with potentially high value. To secure the anonymized information we implement two layers of security measures: separating patient information from medical information and utilizing encryption tools. This data will be logged and may be on-sold to pharmaceutical organizations and insurance companies who can use the information to improve performance and provide better services to patients and potential customers.

Implementation of Our Strategy in the United States

Our monitoring center strategy is to be the go-to provider of innovative cardiac monitoring services in the United States. We plan to further expand by targeting all healthcare providers who can benefit from our comprehensive service offerings, which include our Extended Holter Patch System, mobile cardiac telemetry, event and traditional Holter devices. Our customers demand a wider range of offerings as one device type does not fit all needs.

To penetrate this market and drive growth, we will:

●	educate stakeholders in the healthcare environment on the benefits of multi-lead technologies that deliver more comprehensive clinical results and high-patient compliance;
●	provide in-house clinical evidence of diagnostic results generated from our service platform;
●	contract with more commercial payors in order to increase patient access. We currently have contracts with CMS, some Blue Cross Blue Shield entities, a key veterans affairs medical center, and other commercial payors across the country;
●	offer our clinical expertise and patient-centric services 24/7;
●	expand our sales force to drive growth in targeted territories; and
●	utilize our platform to introduce innovative solutions such as the Prizma, Extended Holter Patch System and VSMS vital signs monitoring solutions.

In addition to the 2017 acquisition of CardioStaff, in November 2018 we executed on our acquisition strategy with the purchase of Tennessee-based Telerhythmics, in the amount of $1.95 million. Founded in 1996, Telerhythmics provides on-site and remote arrhythmia-monitoring services to doctors and physicians. These services include mobile cardiac telemetry, event and Holter monitoring. The acquisition brings additional payer contracts, clinical and logistical scalability, access to additional monitoring technologies and an existing platform for launching our proprietary technologies into the important digital health space. We are working on a smooth integration and will disclose these plans in the coming months. For the foreseeable future, Telerhythmics will operate as a separate entity, but with synergistic opportunities that will help us achieve higher profitability.

Implementation of Our Strategy in China

We announced our plan to list our Chinese subsidiary, G Medical China, on the main board of The Stock Exchange of Hong Kong Limited (HKSE) by the second quarter of 2019. Following the proposed listing, we will retain not less than a 50% ownership stake in G Medical China. Under the terms of the agreement with global investment bank UOB Kay Hian (Hong Kong) Limited, UOB Kay Hian (Hong Kong) Limited will obtain an in-principle approval from the HKSE to proceed with the listing application, with the initial market capitalization of G Medical to be at least HK$1,500,000,000 (approximately $190 million) (approximately A$260 million), as required under the HKSE Listing Rules for biotech companies. G Medical will also provide a submission to the ASX to determine the requirements to proceed with the proposed  initial public offering of G Medical China.

We obtained ISO 13485 certification and FDA and CFDA regulatory approvals for our production facility in Guangzhou, China. In October 2018, we successfully completed an independent audit process conducted by SGS and received ISO 13485 certification, which is an internationally-accepted quality management system standard that demonstrates compliance to laws and regulations of the medical device industry. We completed FDA registration and listing in early December 2018. We have met CFDA requirements for the facility and are now preparing the clinical trial results for submitting to CFDA approval for the Prizma product itself.

We have commenced the process of penetrating the Chinese market. To this end, we are:

●	undergoing clinical trials in a few hospitals in Guangzhou for our Prizma products;
●	negotiating commercial agreements with Chinese companies to provide diagnostic services;
●	carrying out marketing activities in China, such as exhibiting at the China International Import Expo in Shanghai; and
●	starting CFDA approval process for the Extended Holter patch System.

Implementation of Our Strategy in Europe and Asia Pacific

We have expanded our footprint to the United Kingdom, and began our operations at G Medical Innovations UK, Ltd. (G Medical UK). Located in South Hampton, G Medical UK will offer our cardiac monitoring service platform and Prizma solution to a wide range of healthcare providers, homecare agencies and other institutions throughout the country.

Driven by the need for accessible healthcare, the Asia Pacific market is expected to be an attractive growth market. Low penetration of medical practitioners and growing rural population in the Asia Pacific region are expected to open avenues for revenue generation.

We have relationships with Telcos and fulfilment houses throughout Europe and Asia. As various milestones are met and as business increases, we will aim to cultivate markets globally in an efficient and economically viable manner. The fulfilment houses that we are in discussions with are companies which are also entrenched in servicing logistics programs of major mass merchants in each country in which they are located.

Intellectual Property

Our intellectual property portfolio consists of fifteen patent applications, which have either the Patent Cooperation Treaty of the World Intellectual Property Organization, or PCT, pending status or have entered national stage and are under examination by national authorities.

Filing Date	Application No.	Title	Country

11/18/2017	2016303577	Device system and method for noninvasively monitoring physiological parameters	Australia

07/25/2017	112017015881 7	Systems and methods for vital signs monitoring with ear piece	Brazil

02/01/2018	BR 11 2018 002219-5	Device system and method for noninvasively monitoring physiological parameters	Brazil

01/30/2018	201790000342-	Jacket for medical module	China

08/08/2017	201680009360.5-	Device system and method for noninvasively monitoring physiological parameters	China

01/30/2018	201820157683.5-	Health monitoring device that includes a compact oximeter	China

08/10/2017	16742887.9	Systems and methods for vital signs monitoring with ear piece	European Patent Office

01/29/2018	16832414.3	Device system and method for noninvasively monitoring physiological parameters	European Patent Office

07/25/2017	2017-557516	Systems and methods for vital signs monitoring with ear piece	Japan

01/29/2018	JP2018-505477	Device system and method for noninvasively monitoring physiological parameters	Japan

07/25/2017	10-2017-7023630	Systems and methods for vital signs monitoring with ear piece	Republic of Korea

03/02/2018	10-2018-7006193	Device system and method for noninvasively monitoring physiological parameters	Republic of Korea

10/12/2017	2017124408	Systems and methods for vital signs monitoring with ear piece	Russian Federation

03/02/2018	2018105962	Device system and method for noninvasively monitoring physiological parameters	Russian Federation

08/02/2016	15/225,849	Device, system and method for noninvasively monitoring physiological parameters	United States

05/01/2018	62/665,173	Robust medical device and method	United States - Provisional

08/22/2017	PCT/IL2017/050939	Jacket for medical module	WIPO-PCT

10/24/2017	PCT/IL2017/051162	Remote monitoring of a person and an automatic distribution of prescription drugs	WIPO-PCT

02/08/2018	PCT/IL2018/050146	Method and system for locating a defibrillator	WIPO-PCT

09/24/2018	PCT/IB2018/057354	Method and system for obtaining physical condition that lead to a defibrillator countershock	WIPO-PCT

11/12/2018	PCT/IB2018/058879	Health monitoring device that includes a compact oximeter	WIPO-PCT

Other Intellectual Property

On August 4, 2016, our subsidiary, G Medical Israel, and Mennen Medical Ltd., or Mennen (a company incorporated in Israel), entered into a software licensing agreement pursuant to which we were granted a worldwide, perpetual, irrevocable (other than in case of breach), royalty-free, non-exclusive license to use the arrhythmia software and high risk detection application (including all existing preprocessing) and respiration module manufactured and developed by Mennen (including subject to certain conditions, any updates, upgrades, modification and customizations, if requested by us, which shall be priced separately) and to incorporate and integrate the arrhythmia software and high risk detection application with our ECG wireless devices. Pursuant to the terms of the software licensing agreement, Mennen was paid $110,000.

Other Intellectual Property Protection

We also rely on trade secrets, know-how, and continuing innovation to develop and maintain our competitive position. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology.

Our success depends, in part, on an intellectual property portfolio that supports future revenue streams and erects barriers to our competitors. We are maintaining and building our patent portfolio through filing new patent applications, prosecuting existing applications, and licensing and acquiring new patents and patent applications.

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see “Risk Factors—Risks Related to our Intellectual Property.”

Competition

The monitoring services industry in the United States is very competitive. Characterized by rapidly advancing technologies with a strong emphasis on proprietary products and software, our arrhythmia monitoring service competitors include BioTelemetry, Inc. (Nasdaq: BEAT), iRhythm Technologies, Inc. (Nasdaq: IRTC), and Preventice Solutions, Inc. (formerly eCardio Diagnostics, LLC). These companies have either developed or acquired patch-based mobile cardiac monitors. iRhythmTechnologies became a public company in late 2016 with their proprietary ZIO patch, a single lead ECG wearable that is worn for up to 14 days. BioTelemetry, the largest IDTF operator in the US, offers a range of proprietary technologies, including a patch-based mobile cardiac telemetry monitor. Preventice Solutions (formerly eCardio Diagnostics, LLC), offers a range of services similar to BioTelemetry. Several small start-ups are also trying to compete in the cardiac monitoring space, either with a mobile cardiac telemetry device or a patch based service. We believe the principal competitive factors in our market include range of monitoring modalities to meet a variety of patients’ needs; multi-lead ECG configurations that provide greater diagnostic yields; quality of our clinical staff to accurately detect and identify arrhythmias; clear and comprehensive reports for physician interpretation; contracted rates with third-party payors; government reimbursement for our products and services; experience, knowledge and availability of our account representatives and customer support services; flexible workflow protocols to address account methodologies; our relationships with physicians, hospitals, insurers, and other third-party payors

Other competitors are companies that sell standard Holter monitors and analysis systems including GE Healthcare, Philips Healthcare, Mortara Instrument, Inc., and Welch Allyn Holdings, Inc. (now part of Hill-Rom Holdings, Inc.).  We recognize that our competitive success will depend upon constant investments in innovative, pioneering technological solutions. Many of our competitors only offer one narrow scope of capabilities and are not perceived as convenient for all monitoring scenarios, or have not received regulatory approvals for product enhancements.

In the mHealth space, we believe our Prizma clinical grade solution with multiple measurements on one app (ECG, temperature, Sp02, stress analysis, etc.) and on an easy to use platform provides more value to a greater range of markets (consumer, medical clinics, chronic care).

Competitors in the mHealth space include, among others, AliveCor (ECG only), Qardia (more geared to fitness) and Tytocare  (home care device with various attachments for examining ears, throat, heart, lungs, abdomen, skin, and capturing heart rate and temperature data).

Manufacturing

Recently we received ISO 13485 certification for our manufacturing facility in China. Until we have larger volumes of orders, we will continue to use a third-party technology manufacturer in Israel to support our current demand.

Government Regulation

The principal markets that we have targeted for our medical devices are the United States, the EU, Australia, New Zealand and China. The following is an overview of the regulatory regimes in these jurisdictions.

General Overview of United States’ Medical Device Regulation

Under Section 201(h) of the Federal Food, Drug, and Cosmetic Act, or the FDC Act, a medical device is an article, which, among other things, is intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, in man or other animals.

Medical devices sold in the United States are subject to varying levels of regulatory control, the most comprehensive of which requires that a clinical trial may need to be conducted before a device receives clearance for commercial distribution.

Our current devices are classified as medical devices and are subject to regulation by numerous agencies and legislative bodies, including the FDA, and its foreign counterparts.

FDA regulations govern product design and development, pre-clinical and clinical testing, manufacturing, labeling, storage, pre-market clearance or approval, advertising and promotion, sales, distribution, device recalls and other similar matters.

Specifically, the FDA classifies medical devices into one of three classes:

●	Class I devices are relatively simple and can be manufactured and distributed in the United States with general controls;
●	Class II devices are more complex and require greater scrutiny, with most Class II devices requiring regulatory clearance by the FDA before being distributed in the United States; or
●	Class III devices are new and frequently help sustain life or are high-risk devices and usually approved through pre-market approval, or PMA.

Summary of the Medical Device Distribution Process in the United States

Unless an exemption applies, medical devices commercially distributed in the United States require a 510(k) clearance, or a 510(k)+ “de-novo” clearance, or PMA from the FDA. Our current devices fall into the classification of a Class II device.

510(k) Clearance Process.   After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use or indications for use, requires a new 510(k) clearance or could even require a premarket application approval. The FDA requires each manufacturer to assess whether the proposed changes to the medical device are substantial or not; if the change is not substantial, then the manufacturer can issue an internal Letter to File (also called Memo to File) exempting the device from a new 510(k) clearance, however the FDA has the right to review any such assessment. If the FDA disagrees with the determination, then the agency may retroactively require the manufacturer to seek 510(k) clearance. The FDA can also require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket application approval is obtained.

De Novo Classification.   If the FDA denies 510(k) clearance of a device because it is novel and because an adequate predicate device does not exist (resulting in a determination of non- substantial equivalence), then the “de novo classification” procedure can be invoked based upon reasonable assurance that the device is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA approves the “de novo” request, then the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted.

Premarket Application Approval (PMA) Process.   After the FDA approves a Class III medical device via the PMA route, a new premarket application or premarket application supplement is required in the event of a modification to the device, its labeling or its manufacturing process. The premarket application approval pathway is much more costly, lengthy and uncertain; it generally takes from one to three years or longer.

General Overview of European and Non-European Medical Device Regulation

Regulatory approval and sales of medical devices outside the United States are subject to foreign regulatory requirements that may vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls in others. As a result, the processes and time periods required to obtain foreign marketing clearance may be longer or shorter than those necessary to obtain FDA clearance.

Commercialization of medical devices in Europe is regulated by the EU. The EU presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive (MDD), or the Active Implantable Medical Device Directive (AIMD), or the In Vitro Diagnostic Medical Device Directive (IVDD), as audited by an EEA Notified Body and certified by a recognized European Competent Authority, permits the manufacturer to affix the CE mark on its products. If the medical device is classified as a Class I device per the MDD, and is not provided sterile, then the manufacturer can affix the CE mark to its Class I devices by means of a self-declaration only, without the need for approval by the EEA Notified Body.

On October 1, 2016, we obtained ISO 13485 certification for our quality management system; in addition, we received CE mark certification for our Prizma and VSMS Holter devices. CE certification allows for the Prizma and VSMS Holter devices to be marketed and sold in all the member states of the EEA as well as in certain other countries worldwide.

In addition, in November 2017, we obtained regulatory clearance (TGA) to market the Prizma in Australia.

To the extent that in the future we seek to market our products outside of countries in the EEC, we may be required to comply with the applicable regulatory requirements in each such country. Such regulatory requirements vary by country and may be tedious. As a result, no assurance can be given that we will be able to satisfy the regulatory requirements to market or sell our products in any such country.

Registration of Medical Devices in China

Registration of medical devices in China is handled and approved by the CFDA. In order to apply for CFDA registration for a medical device, the a non-Chinese manufacturer is required to appoint a local Chinese agent located in China who will coordinate the CFDA device registration and assist in determining the classification of the medical device in China, using CFDA Order No. 15 and the CFDA’s classification database. Class II and III device manufacturers should also identify predicates and determine the clinical data requirements for their device and how to satisfy them. Our products fall under Class II (non-invasive) devices.

Registration in China may be a longer process than registration in other countries, as the CFDA may not recognize a clinical trial or device testing performed outside of China. As a result, a clinical trial and/or device testing may need to be repeated in China. In addition, currently all regulatory documentation needs to be submitted in Chinese.

In February 2018, our subsidiary Guangzhou Yimei Innovative Medical Science and Technology Co. Ltd was granted acceptance to the Green Channel expedited Guangdong Provincial CFDA regulatory approval process for the Prizma medial smartphone case. The special review and approval procedures for innovative medical devices ensures the safety and effectiveness of products and services for the Chinese market.

Clinical Studies in the United States

Even when a clinical study has an approved Investigational Device Exemption (IDE) from the FDA under significant risk (SR) determination, has been approved by an Institutional Review Board (IRB) under non-significant risk (NSR) determination and/or has been approved by a local or regional Ethics Committee, the study is subject to factors beyond a manufacturer’s control, including, but not limited to the fact that the institutional review board at a given clinical site might not approve the study, might decline to renew approval which is required annually, or might suspend or terminate the study before the study has been completed. There is no assurance that a clinical study at any given site will progress as anticipated; the interim results of a study may not be satisfactory leading the sponsor or others to terminate the study, there may be an insufficient number of patients who qualify for the study or who agree to participate in the study, or the investigator at the site may have priorities other than the study. Also, there can be no assurance that the clinical study will provide sufficient evidence to assure the FDA that the product is safe, effective and performs as intended as a prerequisite for granting market clearance.

Post-Clearance Matters

Even if the FDA or other similar non-U.S. regulatory agencies approve or clear a device, they may limit its intended uses in such a way that manufacturing and distributing the device may not be commercially feasible. After clearance or approval to market is given, the FDA and similar foreign regulatory agencies, upon the occurrence of certain events, are authorized under various circumstances to withdraw the clearance or approval or require changes to a device, its manufacturing process or its labeling or additional proof that regulatory requirements have been met.

In the United States, a manufacturer of a device approved through the premarket approval application process is not permitted to make changes to the device which affects its safety or effectiveness without first submitting a supplement application to its premarket approval application and obtaining FDA clearance for that supplement. In some instances, the FDA may require a clinical trial to support a supplement application.

A manufacturer of a device cleared through a 510(k) submission or a 510(k)+ “de-novo” submission must submit another premarket notification if it intends to make a change or modification in the device that could significantly affect the safety or effectiveness of the device, such as a significant change or modification in design, material, chemical composition, energy source or manufacturing process.

Any change in the intended uses of a premarket approval application device or a 510(k) device requires an approval supplement or cleared premarket notification. Exported devices are subject to the regulatory requirements of each country to which the device is exported, as well as certain FDA export requirements.

Mobile Medical Applications Guidance in the United States

On February 9, 2015, the FDA issued final guidance for developers of mobile medical applications, or apps, which are software programs that run on mobile communication devices and perform the same functions as traditional medical devices. The guidance outlines the FDA’s tailored approach to mobile apps. The FDA plans to exercise enforcement discretion (meaning it may choose not to enforce all requirements under the FDC Act) for the majority of mobile apps, as they pose minimal risk to consumers. The FDA currently plans to focus its regulatory oversight on a subset of mobile medical apps that present a greater risk to patients if they do not work as intended, such as mobile medical apps that:

●	are intended to be used as an accessory to a regulated medical device – for example, an application that allows a health care professional to make a specific diagnosis by viewing a medical image from a picture archiving and communication system (PACS) on a smart mobile device or a mobile tablet; or
●	transform a mobile platform into a regulated medical device – for example, an application that turns a smart mobile device into an ECG machine to detect abnormal heart rhythms or determine if a patient is experiencing a heart attack.

While some features of the Prizma are classified by the FDA as medical functions and require regulatory clearance by the FDA, other features may be classified as wellness functions following the guidelines set out in FDA Guidance document, “Multiple Function Products,” dated April 27, 2018 (draft guidance at this stage).

Ongoing Regulation by the FDA

Even after a device receives clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

●	establishment registration and device listing;
●	quality system regulation, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the product life-cycle;

●	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses, and other requirements related to promotional activities;
●	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;
●	corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a health risk posed by the device or to remedy a violation of the FDC Act that may present a health risk; and
●	post-market surveillance regulations, which apply when necessary to protect the health of the general public or to provide additional safety and effectiveness data for the device.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: fines, injunctions, civil or criminal penalties, recall or seizure of our current or future products, operating restrictions, partial suspension or total shutdown of production, refusing our request for 510(k) clearance or PMA approval of new products, rescinding previously granted 510(k) clearances or withdrawing previously granted PMA approvals.

We may be subject to announced and unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of our subcontractors. If, as a result of these inspections, the FDA determines that our or our subcontractors’ equipment, facilities, laboratories or processes do not comply with applicable FDA regulations and conditions of product clearance, the FDA may seek civil, criminal or administrative sanctions and/or remedies against us, including the suspension of our manufacturing and selling operations.

Ongoing Regulation by International Regulators

International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country.

In order to maintain the right to affix the CE mark to market medical devices in the EEA, the notified body needs to perform an annual surveillance audit of a company’s premises and, if needed, also of the premises of critical subcontractors of the manufacturer.

Additionally, the EU Directives dictate the following requirements:

●	vigilance system, which requires the manufacturer to immediately notify the relevant competent authority when a company product has been involved in an incident that (i) led to death, a serious injury, or serious deterioration in the state of health of a patient, user or other, third-party; or (ii) may have led to death, serious injury or serious deterioration in the state of health of a patient, user or other, third-party; and
●	post-market surveillance including a documented procedure to review experience gained from medical devices on the market and to implement any necessary corrective action that would commensurate with the nature and risks involved with the given product.

Failure to comply with applicable regulatory requirements can result in enforcement action by the regulatory agency, which may include any of the following sanctions: fines, injunctions, civil or criminal penalties, recall or seizure of our current or future products, shutting down all or certain of our services, operating restrictions, partial suspension or total shutdown of production, refusing our request for renewing clearance and/or registration of our products or granting clearance/registration for new products.

State Licensure Requirements

Several states require that Durable Medical Equipment (DME) providers be licensed in order to sell products to patients in that state. Certain of these states require that DME providers maintain an in-state location. If these rules are determined to be applicable to us and if we were found to be noncompliant, we could lose our licensure in that state, which could prohibit us from selling our current or future products to patients in that state.

Federal Anti-Kickback and Self-Referral Laws

The U.S. Federal Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce the:

●	referral of a person;
●	furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs; or
●	purchase, lease, or order of, or the arrangement or recommendation of the purchasing, leasing, or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs.

To the extent we are required to comply with these regulations, it is possible that regulatory agencies could allege that we have not complied, which could subject us to certain sanctions. Noncompliance with the federal anti-kickback legislation can result in exclusion from Medicare, Medicaid or other governmental programs, restrictions on our ability to operate in certain jurisdictions, as well as civil and criminal penalties, any of which could have an adverse effect on our business and results of operations.

Federal law also includes a provision commonly known as the “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” including a company that furnishes durable medical equipment, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs.

Federal False Claims Act

The FCA provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the FCA have made it easier for private parties to bring “qui tam” whistleblower lawsuits against companies. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person.

Civil Monetary Penalties Law

The U.S. Federal Civil Monetary Penalties Law prohibits the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Noncompliance can result in civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the Federal healthcare programs.

State Fraud and Abuse Provisions

Many states have also adopted some form of anti-kickback and anti-referral laws and false claims acts. A determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Administrative Simplification of the Health Insurance Portability and Accountability Act of 1996

HIPAA mandated the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry. Ensuring privacy and security of patient information is one of the key factors driving the legislation.

Clinical Trials

Clinical trials are generally required to support a premarket approval application and are sometimes required for 510(k) clearance, CE marking and CFDA approval.

We have undertaken clinical trials and performance tests in Israel and China in order to validate the accuracy, quality of measurements and usability of our products and services. The results from the trials and performance tests have already been used to support the regulatory submissions for CE marking for the Prizma, and will be submitted also for CE marking for the Vital Signs System and for CFDA approval in relation to the Prizma and Vital Signs System. Results from the clinical trials are not required by us to obtain FDA clearance through the 510(k) process.

Israel Clinical Trial

We completed clinical evaluation and performance tests in Israel, which consisted of measuring temperature, electrocardiography, oxygen saturation, stress level and heart rate using the Prizma and Vital Signs System.

A total of 32 patients were recruited for the trial during their hospitalization period at the Assaf Harofeh University Medical Center in Israel. During the trial, measurements were taken three times a day from each participant throughout the duration of hospitalization (10 days). These measurements were taken using our devices, and in parallel were taken with the hospital’s approved equipment as a benchmark.

The results of the trial demonstrate that the measurements taken with our Prizma and Vital Signs System fall within CFDA approval and CE “pass” criteria, meaning that the results taken from our devices fell within the acceptance criteria set out by the relevant technical standards for both safety and accuracy in each of the measurement parameters.

China Clinical Trial

We completed a clinical trial at a CFDA and FDA certified laboratory in China measuring oxygen saturation (Spo2). The purpose of the trial was to compare the quality and accuracy of the Prizma to the laboratory’s approved equipment as a benchmark.

A total of 16 patients were recruited for the trial who fell within the testing criteria, which required healthy subjects capable of undergoing controlled hypoxemia (low oxygen saturation). During the trial, participants were subjected to controlled decreases of oxygen saturation in their blood, with 24 separate samples taken from each participant to measure the oxygen saturation using the Prizma. The trial was conducted by taking a blood test from patients to measure their oxygen saturation, while also taking measurements of oxygen saturation using the Prizma and a reference gold standard device approved by the CFDA and FDA that is currently used in hospitals to measure oxygen saturation.

The results of the trial demonstrate that the Prizma oxygen saturation measurements falls within the standards “pass” criteria in relation to the measurement taken from the laboratory’s standard oxygen saturation measurement devices, meaning that the mean deviation from the reference device did not exceed 1.3%. The results from this trial were part of our application for CFDA approval.

Future Clinical Trial

We are starting a clinical trial in Israel to test the adhesive quality and signal absorption performance of the VSMS Extended Holter Patch. The trial is being conducted by a well-known dermatologist and a team of investigators and will involve 30 recruits.

Organizational Structure

We have eight wholly-owned subsidiaries: G Medical Innovations Ltd., G Medical Innovations MK Ltd., G Medical Innovations USA Inc., and G Medical Innovations Asia Limited. G Medical Innovations USA Inc. wholly-owns G Medical Diagnostic Services, Inc., Telerhythmics, LLC, and G Medical Mobile Health Solutions, Inc., while G Medical Innovations Asia Limited wholly-owns G Medical Innovations UK Ltd and 70% of Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd.

G Medical Innovations Ltd. (Israel) is our wholly-owned subsidiary incorporated in Israel. G Medical Israel operates a research and development center in Israel, and the lead developer of our technologies and will be primarily responsible for the architecture of our products and services.

G Medical Innovations MK Ltd. (Macedonia) is our wholly-owned subsidiary incorporated in Macedonia. G Medical Innovations MK Ltd. operates an additional research and development center that focuses on software engineering QA.

G Medical Innovations USA Inc. is our wholly-owned subsidiary incorporated in Delaware. G Medical Innovations USA Inc. operates as a holding company.

G Medical Diagnostic Services, Inc. is a wholly-owned subsidiary of G Medical Innovations USA Inc. incorporated in the State of Texas. G Medical Diagnostic Services Inc. is an IDTF based in Austin, Texas which provides patient monitoring services.

Telerhythmics LLC is a wholly-owned subsidiary of G Medical Innovations USA Inc., incorporated in the State of Tennessee. Telerhythmics, is an IDTF based in Memphis, Tennessee, which provides patient monitoring services.

G Medical Mobile Health Solutions, Inc. is a wholly-owned subsidiary of G Medical Innovations USA Inc., incorporated in the State of Illinois. We intend to distribute our products across the United States through G Medical Mobile Health Solutions, Inc.

G Medical Innovations Asia Limited (Hong Kong) is our wholly-owned subsidiary incorporated in Hong Kong. G Medical Asia operate as a business center for distribution of products globally (excluding China, Hong Kong and Macau), acting as the trading entity of the group and entering into sub-licenses with third parties for distribution rights of our products.

Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd. (G Medical China) is a subsidiary incorporated in China of which we own 70% of its share capital through our wholly-owned subsidiary G Medical Asia, incorporated under the laws of the People’s Republic of China. G Medical China will be responsible for our operations in China, Hong Kong and Macau only. G Medical China will also operate an additional research and development center for the Chinese market. We expect G Medical China will be the manufacturer of devices for China and the rest of the world. G Medical China was incorporated pursuant to a joint venture agreement that we entered into with GIBF. The purpose of the joint venture agreement is to provide our products and services into the Chinese market, and the agreement dictates that all of our operations within the People’s Republic of China, Hong Kong and Macau, or the Chinese Territory, will be directed exclusively through G Medical China. Pursuant to the Agreement, G Medical China was granted an exclusive license for our intellectual property and products in the Chinese Territory, GIBF invested $5 million in G Medical China for a 30% fully diluted equity interest, and we retained a 70% interest. In addition, pursuant to the agreement, the board of G Medical China will be comprised of up to seven members, three of which will be appointed by GIBF and four of which will be appointed by us, and we will appoint the general manager.

G Medical Innovations UK Ltd. is a wholly-owned subsidiary of G Medical Asia incorporated under the laws of England and Wales. G Medical UK provides patient monitoring services.

Property and Facilities

Our main business activities are conducted in the United States, China and Israel.

In the United States, we have three facilities:

●	12708 Riata Vista Circle, Suite A-103, Austin, TX 78727, where we currently occupy approximately 3,202 square feet. We lease our facilities and our lease ends on April 1, 2023. Our current monthly rent payment is $5,470 and increasing up to $6,341 for the final month;
●	1500 S Lakeside Drive, Suite 115 and 130 Bannockburn, IL 60015, where we currently occupy approximately 8,020 square feet. We lease our facilities and our lease ends on January 1, 2022. Our current monthly rent payment is $11,361.67 and increasing up to $12,364.71 for the duration of the last 9 months; and
●	60 Market Center Dr. Suite 101, Collierville, TN 38017, where we currently occupy approximately 8,078 square feet. We lease our facilities and our lease ends on March 13, 2021. Our current monthly rent payment is approximately $15,900 and increasing up to $17,047 for the duration of the last 12 months.

In China we are located on Nanyun 2nd Road, Science City, Guangzhou, where we currently occupy approximately 11,105 square feet. We lease our facilities and our lease ends on April 30, 2020. Our current monthly rent payment is RMB 46,584 (approximately $6,800) and will increase by 5% year-over-year. On January 1, 2018, we entered into an additional lease agreement for an extra floor, where we currently occupy approximately 3,520 square feet. Our lease ends on April 30, 2020. Our current monthly rent payment is RMB 14,104 (approximately $2,050).

In Israel, we are located at 5 Oppenheimer St., Rehovot 7670105, where we currently occupy approximately 3,229 square feet. We lease our facilities and the option period exercised on our lease ends on September 17, 2019. Our current monthly rent payment is NIS 19,477 (approximately $5,200).  In addition, we lease an additional space in the same location, where we currently occupy approximately 1,560 square feet. We lease our facilities and our lease ends on May 31, 2020, and we have an option to extend the lease for an additional two years. Our current monthly rent payment is NIS 9,886, as linked to the consumer price index (approximately $2,600).

In Macedonia, we are located at 107 Orce Nikolov St., Skopje, where we currently occupy approximately 1,012 square feet. We lease our facilities and our lease ends on February 2, 2019. Our current monthly rent payment is Euro 650 (approximately $570).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Employees

As of February 25, 2019, we have six members of senior management (including our Chief Executive Officer), of which five are full-time employees, and one is an independent contractor. In addition, we have 75 full-time employees located in the United States, 14 full-time employees located in Israel, and an aggregate of 13 full time employees located in China, Macedonia and the United Kingdom. None of our employees is represented by labor unions or covered by collective bargaining agreements. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli and Industry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Legal Proceedings

We are not currently subject to any material legal proceedings.

MANAGEMENT

Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of February 25, 2019:

Name	Age	Position

Dr. Kenneth R. Melani (1)	65	Chairman of the Board of Directors

Dr. Yacov Geva	68	President and Chief Executive Officer, Director

Kobi Ben-Efraim	62	Chief Financial Officer

Rafi Heumann	49	Chief Operating Officer

Nir Geva	45	Chief Technology Officer

Benny Tal	49	Vice President Research and Development

Oded Shahar	58	Senior Vice President Mergers and Acquisitions

Dr. Yehoshua (Shuki) Gleitman	68	Director

Dr. Brendan de Kauwe (2)	41	Director

Prof. Zeev Rotstein	69	Director

Urs Wettstein (1)(2)	63	Director

(1)	Member of the Nomination and Remuneration Committee
(2)	Member of the Audit and Risk Committee
(3)	Independent Director (as defined under Nasdaq Stock Market Rules)

Dr. Kenneth R. Melani, Chairman of the Board of Directors

Dr. Kenneth R. Melani has served on our board of directors as Chairman since August 2014. Dr. Melani has over 30 years of experience in the U.S. healthcare industry, providing service as a provider, supplier and insurer. In April 2016, Dr. Melani founded Velocity Fund Partners LP and has since served as its managing partner. Dr. Melani has been the president and principal owner of KRM Group since 2012. From 2013 to 2014, he was the chairman of the board of directors of LifeWatch AG (previously, SIX: LIFE) (formerly Card Guard AG and Card Guard Scientific Survival Ltd.). Prior to that, he spent 23 years at Highmark Inc. (formerly Blue Cross of Western Pennsylvania), where he served in various capacities, including president and chief executive officer for nine years. He serves on the board of directors of numerous companies, including EdLogics (since 2014), Omega healthcare Services (since 2016) and Gen 1 Media (since August 2018). In addition, since 2016, he has served as the chairman of the board of directors of each of DermalBiomics, Periovance, and SkinJect. Dr. Melani holds a B.A. in Chemistry from Washington and Jefferson College (summa cum laude) and an M.D. from Wake Forest University School of Medicine. Dr. Melani is board certified in internal medicine (ABIM).

Dr. Yacov Geva, President and Chief Executive Officer, Director

Dr. Yacov Geva President and CEO. A well-known pioneer in the industry of medical technologies and remote patient monitoring services. As the founder of LifeWatch AG (former Card Guard AG and Card Guard Scientific Survival Ltd.) he successfully led the company to an IPO. Up until 2014, Dr. Geva was a member and the Chairman of the Board of Directors and Corporate CEO of LifeWatch AG. During 1979 to 1989, Dr. Geva served as a Chief Mechanical Engineer with Vishay Israel – a subsidiary of Vishay Intertechnology, USA. Dr. Geva holds a B.Sc in Mechanical and Nuclear Engineering, a Ph.D. (with honors) in Business Administration from the International School of Management, Paris and an honorary doctorate from Oxford Brookes University. Dr. Geva is also a senior member of the royal society of medicine in the UK (RSM).

Kobi Ben-Efraim, Chief Financial Officer

Mr. Kobi Ben-Efraim has served as our Chief Financial Officer since January 2015. From 2003 to 2014, Mr. Ben-Efraim served as the chief financial officer at LifeWatch AG (previously, SIX: LIFE). Prior to that, from 1996 until 2000, Mr. Ben-Efraim served in various capacities at DSPC Group (previously, Nasdaq: DSPC), including chief accountant. Mr. Ben-Efraim is a Certified Public Accountant in Israel. Mr. Ben-Efraim holds a B.A. in Economics and Accounting from Tel Aviv University.

Rafi Heumann, Chief Operating Officer

Mr. Rafi Heumann has served as our Chief Operating Officer since January 2015. Mr. Heumann has over 20 years of experience in the high-tech, mobile health, and operations and services industries, building high-performance teams and managing multi-billion dollar budgets. From 2009 to 2014, Mr. Heumann served in various capacities at LifeWatch AG (previously, SIX: LIFE), including chief operating officer. Mr. Heumann holds a B.A. in Business Management from Bar-Ilan University.

Nir Geva, Chief Technology Officer

Mr. Nir Geva has served as our Chief Technology Officer since March 2018, and prior to that served as our Vice President Research & Development from August 2016. Mr. Geva has over 17 years of experience in the high-tech and medical devices industry. Since 2013, Mr. Geva has served as vice president, engineering at WallSensor, a company he co-founded. Prior to that, from 2005 to 2012, Mr. Geva served in various capacities at LifeWatch AG (previously, SIX: LIFE), including vice president, wireless application technologies. He has written over 15 patents related to medical devices, remote patient monitoring and the Internet-of-Things. Mr. Geva holds a B.Sc. in Mechanical Engineering from the Technion-Israeli Institute of Technology and an Executive M.B.A. from the Kellogg School of Management at Northwestern University.

Benny Tal, Vice President Research and Development

Mr. Benny Tal has served as our Senior Vice President Research and Development since December 2017. From 2014 to 2017, Mr. Tal was the research and development manager of Spectronix Ltd. Prior to that, from 2000 to 2014, Mr. Tal served in several electronics engineering and operations positions in LifeWatch Services, Inc. Mr. Tal has is an experienced research and development manager with a demonstrated history of working in the research industry. Mr. Tal holds a B.Sc. in electrical engineering and M.B.A from Ben-Gurion University, Israel.

Oded Shahar, Senior Vice President Mergers and Acquisitions

Mr. Oded Shahar has served as our Senior Vice President Mergers and Acquisitions since July, 2017. From August 2004 to November 2007, Mr. Shahar served as the head of the Israeli branch of Crédit Agricole Corporate and Investment Bank.  Since 2007, Mr. Shahar has managed his own law firm, specializing in banking and international investments, mergers & acquisitions and international contracts. Mr. Shahar holds an LL.B. from Tel Aviv University, is qualified as a Notary and is a member of the Israel Bar Association.

Dr. Shuki Gleitman, Director

Dr. Shuki Gleitman has served on our board of directors since February 2017. Dr. Gleitman has served as the chairman of the Guangzhuo Israel Biotech Fund since 2016, chairman of the board of directors of Capital Point Group since 2006, a board member and chairman of the audit and financial committees of Elbit Systems (Nasdaq, TASE: ESLT) since 2010, chairman of the YoYa Group since 2014, senior advisor to the World Bank (national policy for innovation) since 2001 and senior strategy advisor to Serbia Innovation Fund since 2014. Prior to holding those positions, from 1992 to 1997, Dr. Gleitman was the Chief Scientist and Director General of Israel’s Ministry of Industry and Trade, where he managed all of the Israeli Government technological program and was responsible for allocating over $1.5 billion in grants in the framework of promoting research and development activities in the Israeli high-tech industry. Dr. Gleitman also served as the chief executive officer of Ampal Investment Group (Nasdaq: AMPL), in which he led a $330 million joint venture with Motorola Israel, founding Mirs Communications Ltd., Israel’s fourth largest cellular operator. Dr. Gleitman holds a Ph.D. (with distinction), M.Sc. (with distinction) and B.Sc. in Physical Chemistry, from the Hebrew University of Jerusalem.

Dr. Brendan de Kauwe, Director

Dr. Brendan de Kauwe has served on our board of directors since February 2017. Since 2012, Dr. de Kauwe has been with Otsana Pty Ltd., or Otsana, a corporate advisory firm, initially serving as a corporate advisor and currently as a director. Dr. de Kauwe has held numerous ASX listed roles, particularly in the life sciences and technology sectors, including his current service as a director of Ookami Ltd. (ASX: OOK) since 2016 and 2015, respectively. Dr. de Kauwe holds a B.Sc. in Pharmacology and Physiology and Bachelor of Dental Surgery from the University of Western Australia. He also holds a Post Graduate Diploma in Applied Finance, majoring in Corporate Finance, and is an Australian Securities and Investments Commission complaint (RG146) Securities Advisor.

Prof. Zeev Rotstein, Director

Prof. Zeev Rotstein has served on our board of directors since February 2019. Prof. Rotstein has served as the director general of Hadassah Medical Organization since February 2016, and as an Associate Clinical Professor at the Hebrew University of Jerusalem and the Sackler School of Medicine Tel Aviv University. Professor Rostein has acted as an expert consultant in the construction of several medical facilities throughout the world including Centro Medico La Paz, Equatorial Guinea (major referral hospital in Equatorial Guinea), the Lagoon Hospital, Accra, Ghana and currently the Moscow Medical Cluster Oncological Centre and Polyclinic of Skolkovo, Moscowץ During his extensive career, Prof. Rotstein served as treasurer at the State’s Physician Organization, chairman of the World Fellowship of the Israel Medical Association (I.M.A.), and member of the Editorial Board of Associations des Médécins Israelites de France. Prof. Rotstein served as a committee member of the I.M.A. Scientific Committee. Prof. Rotstein holds a Ph.D. in Cardiology from the Sackler School of Medicine at the Tel-Aviv University, and an M.B.A (cum laude) from the Leon Recanati Graduate School of Business Administration at the Tel-Aviv University, and has held fellowships at the New York Department of Health, Tufts University, and Johns Hopkins Medical Centre School of Hygiene and Public Health.

Urs Wettstein, Director

Mr. Urs Wettstein has served on our board of directors since February 2017. Mr. Wettstein has been an advisor and investor in numerous pre-IPO investments since. From 2001 to 2014, he served as non-executive vice chairman of the board of directors of LifeWatch AG (previously, SIX: LIFE). From 1983 to 2007, he managed and operated his own accounting, auditing and tax consultancy firm that he founded in Zurich, Switzerland. Mr. Wettstein is a Swiss Certified Public Accountant.

Family Relationships

Dr. Yacov Geva, our President, Chief Executive Officer, and a member of our board of directors is the father of Nir Geva, our Chief Technology Officer. See “Related Party Transactions” for additional information.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

Compensation

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2017. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to us, in thousands of U.S. dollars, for the year ended December 31, 2017.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(*)
All directors and senior management as a group, consisting of 14 persons	$1,187	$179	$14,994

(*) Including a former senior manager and a former director. The amount includes their salary, bonuses and related benefits in the amount of $120 and their share-based compensation in the amount of $2.

Employment Agreements with Executive Officers

We, and through certain of our subsidiaries, have entered into written employment or consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, in accordance with our Amended and Restated Memorandum and Articles of Association, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance. See “Related Party Transactions” for additional information.

Under the ASX Listing Rules, none of our directors (or any of our subsidiary’ directors) may be entitled to a termination benefit if a change occurs in the shareholding or in our control (or any of our child entities). The ASX Listing Rules also require prior shareholder approval be sought if any of our officers (or any of our child entities’ officers) will be or may be entitled to termination benefits, if the value of those benefits and the benefits that are or may become payable to all officers together exceed 5% of our equity interests as set out in the latest accounts given to ASX under the ASX Listing Rules.

For a description of the terms of our options and option plan, see “Management—Equity Incentive Plan” below.

Directors’ Service Contracts

The terms of the appointment of our executive and non-executive directors are agreed upon and set out in writing at the time of their respective appointment in Director Appointment Letters.  Dr. Yacov Geva, an executive director, is not a party to a Director Appointment Letter and receives no compensation for his service as a director. The Director Appointment Letters set out the key terms and conditions of the director’s appointment, including their duties, rights and responsibilities, time commitment and the board of directors’ expectations regarding involvement with committees of the board of directors. The Director Appointment Letters do not provide for benefits upon the conclusion of their respective service. After the election of our directors at our 2017 annual general meeting of shareholders, held in February 2017, the Director Appointment Letters provided that the Chairman of the board of directors and each of our other directors shall receive annual base compensation of A$100,000 (approximately $72,000) and A$40,000 (approximately $29,000), respectively. In May 2018, our board of directors approved the deferral of the compensation owed under the Director Appointment Letters. See “Related Party Transactions” for additional information.

Non-Executive Director Remuneration

Our Amended and Restated Memorandum and Articles of Association and the ASX Listing Rules specify that the maximum aggregate remuneration of Non-Executive Directors shall be A$350,000 (approximately $252,000). The ASX Listing Rules require that any increase to the fees payable to Non-Executive Directors must be approved by shareholders. With the exception of Dr. Yacov Geva and Mr. Louis Antoniou, all of our directors are Non-Executive Directors whose compensation is within the limits of our Amended and Restated Memorandum and Articles of Association and the ASX Listing Rules.

Differences between the Cayman Islands Companies Law and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the ADSs on the Nasdaq Capital Market will be required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Cayman Islands Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Cayman law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, we have elected to follow the provisions of the Cayman Islands Companies Law rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Independent directors. Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present, as defined under Nasdaq Listing Rule 5605(b)(1). Also, although ASX Listing Rules do not serve as an alternative to complying with Nasdaq Stock Market Rules. The ASX Listing Rules do not require that a board of directors have a majority of independent directors, however the ASX Corporate Governance Principles and Recommendations do recommend that the board be comprised of a majority of independent directors;
●	Compensation committee comprising independent directors. Cayman Islands law does require that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation, as opposed to the requirements of Nasdaq Listing Rule 5605(d);
●	Nomination of our directors. Cayman Islands law does require that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors, as opposed to the requirements of Nasdaq Listing Rule 5605(e);
●	Quorum. While the Nasdaq Stock Market Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s issued and outstanding common voting stock, under Cayman Islands Companies Law there is no minimum attendance threshold for general meetings of shareholders to be quorate. Our Amended and Restated Memorandum and Articles of Association provide that two shareholders present, in person or by proxy or a duly appointed representative, who are entitled to vote on the business to be transacted, shall constitute a quorum for a general meeting, as described below under “Description Of Share Capital and Governing Documents—Material Differences in Corporate Law;”
●	Shareholder approval. While the Nasdaq Stock Market Rules require that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans, under the Cayman Islands Companies Law, there is no requirement for shareholder approval of share issuances (or the terms on which shares may be issued) and no statutory pre-emption rights apply. In addition, the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates, including under an employee incentive plan.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit and risk committee and the nomination and remuneration committee.

Audit and Risk Committee

Under the ASX Listing Rules, an entity which was included in the S&P All Ordinaries Index at the beginning of its financial year must have an audit committee during that year. The ASX Listing Rules also require that if an entity was included in the S&P/ASX 300 Index at the beginning of its financial year, it must comply with the recommendations set by the ASX Corporate Governance Council in relation to the composition and operation of the audit committee for the whole of that financial year, unless it has been included in that index for the first time less than three months before the beginning of that financial year. An entity that is included in the S&P/ASX 300 Index for the first time less than three months before the first day of its financial year but did not comply with the recommendations set by the ASX Corporate Governance Council in relation to composition and operation of the audit committee at that date must take steps so that it complies with those requirements within three months of the beginning of the financial year.

 We are not presently and have not previously been included in the S&P/ASX 300 Index or the S&P All Ordinaries Index.

However, our board of directors has appointed an audit and risk committee, which assists our board of directors in monitoring and reviewing any matters of significance affecting financial reporting and compliance. Our audit and risk committee, acting pursuant to a written charter, is comprised of Mr. Urs Wettstein (chair), Dr. Brendan de Kauwe and Mr. Sam Skontos. Our board of directors is primarily responsible for the oversight of our risk management and internal compliance and control framework.

Our board of directors has adopted an audit and risk committee charter, which sets forth, among others, the responsibilities of the audit and risk committee.  Our board of directors intends to adopt an audit (and risk) committee charter to be effective upon the listing of the ADSs on Nasdaq setting forth, among others, the responsibilities of the audit (and risk) committee consistent with the rules of the SEC and Nasdaq Listings Rules, including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors;
●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and
●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market Rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

The members of our audit and risk committee include Mr. Urs Wettstein (chair), Dr. Brendan de Kauwe and Mr. Sam Skontos each of whom is “independent,” as such term is defined in under Nasdaq Stock Market Rules. All members of our audit and risk committee meet the requirements for financial literacy under the Nasdaq Stock Market Rules. Our board of directors has determined that           is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market Rules.

Nomination and Remuneration Committee

Cayman Islands law does not impose specific requirements on the establishment of a nomination and remuneration committee or nominating process. In addition, we are not required under the ASX Listing Rules to have a remuneration committee comprised since we are not included in the S&P/ASX 300 Index.

However, our board of directors has appointed a nomination and remuneration committee, which assists our board of directors in monitoring and reviewing any matters of significance affecting the remuneration of our board of directors and our employees and any matters of significance affecting the composition of our board of directors and our management. Our nomination and remuneration committee, acting pursuant to written charters, and as a single committee, is comprised of Mr. Urs Wettstein (Chair), Mr. Louis Antoniou and Mr. Ken Melani. Our board of directors has yet to appoint the chairperson our nomination and remuneration committee. Our nomination and remuneration committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements and the director nomination requirements prescribed under the Nasdaq Stock Market Rules Although we maintain this nomination and remuneration committee, it has yet to meet, and its functions have thus far been undertaken by our board of directors.

The charters adopted by our board of directors set forth the responsibilities of the nomination and remuneration committee in its capacity in nomination and remuneration oversight duties, respectively.

The responsibilities of the nomination and remuneration committee include, with respect to nomination oversight, among others, the following:

●	maintaining our board of directors’ appropriate mix of skills and experience to be an effective decision-making body; and
●	ensuring that our board of directors is comprised of directors who contribute to our successful management and discharge their duties having regards for the law and the highest standards of corporate governance.

The responsibilities of the nomination and remuneration committee include, with respect to compensation oversight, among others, the following:

●	review the on-going appropriateness and relevant of the executive remuneration policy and other executive benefit programs;
●	ensure that remuneration policies fairly and responsibly reward executives having regards to our performance, our performance as a company, the performance of the executive and prevailing remuneration expectations in the market.
●	oversee and advise on remuneration of executive directors;
●	review and approve the design of any executive incentive plans;
●	review the impact of any proposed changes in accounting policies on the financial statements; and
●	review our quarterly, half yearly and annual results.

Fiduciary Duties of Office Holders

As a matter of Cayman Islands law, the duties of a director primarily derive from common law, the Cayman Islands Companies Law, and our Amended and Restated Memorandum and Articles of Association. Under common law principles that will be applied by the Cayman Islands courts, directors have fiduciary duties to a company including: (i) the duty to act honestly and in good faith in what he or she considers are the best interests of the company (generally meaning the interests of the shareholders as a whole); (ii) the duty of loyalty and to avoid actual or potential conflicts of interest arising between his or her duties to the company and his or her personal interest; (iii) a duty to exercise his or her powers as a director under the Cayman Islands Companies Law and the articles of association of the company only for the purposes for which they are conferred and not for a collateral or improper purpose; (iv) a duty not to fetter his or her discretion as a director; and (v) a duty of care, diligence and skill.

The Cayman Islands Companies Law contains certain statutory duties, including: (i) the duty not to pay or make any distribution to shareholders out of capital or share premium unless a company is able to pay its debts as they fall due following such payment; and (ii) the duty to maintain certain statutory registers (register of members, register of directors, register of mortgages and charges) and maintain proper books and records; and (iii) the duty to ensure that certain returns and filings are made to the Registrar of Companies of the Cayman Islands (including any changes in directors, any changes in the authorized share capital of a company or the memorandum and articles of association of a company, and any special resolutions passed by the shareholders of a company).

A director must also act in accordance with any specific duties set forth in the articles of association from time to time.

Appointment and Removal of Directors

Appointment and removal by shareholders

Subject to any requirements as to minimum or maximum number of directors then applying to a company under its articles of association, a company may by ordinary resolution:

●	remove any director before the expiration of his or her period of office (but without prejudice to any claim for damages that such director may have for breach of any contract of service between him or her and the company); and
●

appoint one or more additional persons as directors, either to fill vacancies or as additional directors (provided that no person other than a director seeking re-election following retirement by rotation (as described below) shall be capable of appointment by ordinary resolution unless, at least 30 business days before the general meeting at which such person’s appointment is to be considered, notice in writing duly signed by the nominee giving his or her consent to the nomination shall have been left at the registered office of the company).

Appointment by Directors

Under our Amended and Restated Memorandum and Articles of Association, our board of directors has the power to appoint at any time any person who is willing to act as a director, either to fill a vacancy or as an additional director (subject to any requirements as to minimum or maximum number of directors then applying to us). Any director so appointed is required to (unless such director has been designated as the “managing director”) retire at the next annual general meeting after such appointment and shall be eligible to stand for re-election as a director at such meeting.

Rotational Retirement of Directors

Under our Amended and Restated Memorandum and Articles of Association, at each annual general meeting, one-third of our directors who are subject to retirement by rotation are required to retire from office (or if their number is not a multiple of three, the number nearest to but not exceeding one-third). If there are fewer than three directors who are subject to retirement by rotation, one of them shall retire from office at the annual general meeting of shareholders. For these purposes, any director that has been designated as the “managing director” and any director required to retire by virtue of being appointed by the directors since the previous annual general meeting are not counted as directors who are subject to retirement by rotation. The directors to retire by rotation at each annual general meeting shall be, so far as necessary to obtain the number required, first, any director who wishes to retire and not offer himself or herself for re-election, and secondly, those directors who have been longest in office since their last appointment or re-appointment. A director who retires by rotation at an annual general meeting may, if willing, be reappointed by ordinary resolution.

In addition to the above, in accordance with the ASX Listing Rules, a director must not hold office (without re-election) past the third annual general meeting following the director’s appointment or three years, whichever is longer. This rule does not apply to the “managing director.”

Size of the Board and Board Vacancies

Our Amended and Restated Memorandum and Articles of Association provide that, unless determined otherwise by ordinary resolution, there shall be a minimum of two directors, and no maximum.

Conflicts of Interest

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the articles of association which provide a mechanism to alleviate possible conflicts of interest. Under our Amended and Restated Memorandum and Articles of Association, a director must disclose the nature and extent of his or her interest in any matter, transaction or arrangement, and following such disclosure the interested director may vote in respect of any matter, transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Amended and Restated Memorandum and Articles of Association provide that, to the maximum extent permitted by law, every current and former director and officer (excluding an auditor) is entitled to be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, which such indemnified person may incur in that capacity unless such liability arose as a result of the actual fraud or willful default.

A Cayman Islands company may also purchase insurance for directors and certain other officers against liability incurred as a result of any negligence, default, breach of duty or breach of trust in relation to the company. We expect to maintain director’s and officer’s liability insurance covering our (and G Medical China’s) directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such. We have entered into indemnification agreements with all of our directors and officers and our corporate secretary. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Approval of Related Party Transactions under Cayman Law and the ASX Listing Rules

The ASX Listing Rules prohibit companies from acquiring a substantial asset (an asset the value or consideration for which is 5% or more of a company’s equity interests) from, or disposing of a substantial asset to, certain related parties of the company, unless it obtains the prior approval of its shareholders. The related parties for these purposes include, amongst others, a director, a person who has or has had in the prior six-month period an interest in 10% or more of the shares in the company and, in each case, any of their associates. The provisions apply even where the transaction may be on arm’s-length terms.

The ASX Listing Rules also prohibit a company from issuing or agreeing to issue equity securities to a director or other related party unless it obtains the prior approval of its shareholders or the issue is exempt. Exempt issues include, amongst others, issues made pro-rata to all shareholders, under an underwriting agreement or under a dividend or distribution plan.

Cayman Islands law has no comparable statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors is required to comply with fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, only such transactions entered into are in good faith in the best interests of the company are entered into for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders. In addition, in the event that any payment obligation, transfer of property or grant of charge thereon is made to a related party that is also a creditor at a time when the company is insolvent, the Cayman Islands Companies Law provides that such transfer is deemed to be a preference and therefore is invalid if it occurred within six months immediately preceding the commencement of a liquidation.

Under our Amended and Restated Memorandum and Articles of Association, in any vote of directors regarding the approval of any matter, contract or transaction in which a director is directly or indirectly interested, the interested director may count towards the quorum and vote on such matter, contract or transaction provided that the nature and extent of his or her interest has been disclosed to the other directors.

Equity Incentive Plan

We maintain one equity incentive plan – the Global Equity Incentive Plan. As of February 25, 2019, the number of Ordinary Shares reserved for the exercise of options granted under the Global Plan was 27,260,000.

Our Global Plan was adopted by our board of directors in December 2016, and became effective immediately thereafter, and will expire in December 2026. Our and our subsidiaries’ employees, directors, officers, and service providers, including those who are our controlling shareholder are eligible to participate in this plan and receive awards of options, share appreciation rights, or SARs, restricted shares, restricted share units, or RSUs, and any other share-based grant, referred to as, individually or collectively, the Awards.

Our Global Plan is administered by our board of directors and the terms of grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of the Global Plan. As a default, our Global Plan provides that upon termination of employment for any reason, other than in the event of death, retirement, disability or cause, all unvested options and SARs will expire and all vested options and SARS will generally be exercisable for 90 days following such termination, subject to the terms of the Global Equity Plan and the governing option agreement. Notwithstanding the foregoing, in the event that employment is terminated for misconduct or if an option or SAR holder engaged in misconduct after the date of the termination of their employment with us, all options and SARs granted to such person, whether vested or unvested, shall immediately expire.

Upon termination of employment due to death or disability, all the vested options and SARs at the time of termination of employment, will generally be exercisable for either six or 12 months, respectively, or such shorter or longer period as determined by the plan administrator, our board of directors, subject to the terms of the Global Equity Plan. Unless otherwise set forth in an Award agreement, or in an applicable sub-plan, upon termination of employment due to retirement, all the vested options and SARs at the time of termination of employment, will be exercisable.

Our Global Equity Plan provides that upon termination of employment for any reason, other than in the event of death, all RSUs vested in accordance with an RSU agreement, shall entitle the holder of such vested RSUs to payment (whether in Ordinary Shares, cash, or otherwise, as determined by our board of directors). Upon termination of employment due to death, we shall, upon request and payment of the aggregate purchase price therefor, issue or transfer the Ordinary Shares related to the RSUs, which have vested at the time of the termination of employment due to death, within six months following the termination of employment due to death.

We also have two sub-plans to the Global Plan, one for Israeli residents, or the Israeli Sub-Plan, and the other for U.S. citizens or residents, or the U.S. Sub-Plan.

Under the Israeli Sub-Plan, Awards issued under the Global Equity Plan to eligible Israeli employees, officers, directors, and service providers would qualify for provisions of Section 102(b)(2) or (3) of the Israeli Income Tax Ordinance of 1961 (New Version), or the Tax Ordinance. Pursuant to such Section 102(b)(2) or (3), as the case may be, qualifying Awards issued under the Global Equity Plan and shares issued upon exercise of such Awards are, in accordance with the Israeli Plan, held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Global Equity Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2) or (3).

Under the U.S. Sub-Plan, Awards issued under the Global Equity Plan to eligible U.S. employees, officers, directors, and service providers shall be treated as either nonqualified share options or incentive share options (which may be issued only to our employees and only after the U.S. Sub-Plan is approved in accordance with Section 422(b)(1) of the Internal Revenue Code of 1986, or the Code). In December 2016, our board of directors adopted the U.S. Sub-Plan for U.S. persons. The U.S. Sub-Plan has not been approved by our shareholders and certain grants under the Sub-Plan may not be made until such time that our shareholders approve the U.S. Sub-Plan.

Performance Rights

Since our initial public offering on ASX we have granted three classes of Performance Rights, which were approved by our shareholders, to certain of our officers, directors, employees and service providers as incentive securities. Such Performance Rights are granted pursuant to the 2016 Plan, subject to entering into a Performance Rights agreement. The Performance Rights convert into Ordinary Shares on a 1:1 basis, upon the occurrence of the following defined for each class of Performance Rights, or the Milestones:

●	70,000,000 Class A Performance Rights have vested and been converted into Ordinary Shares, after we obtained FDA clearance for our G Medical Jacket in September 2017;
●	60,000,000 Class B Performance Rights will vest and convert into Ordinary Shares when we earn revenue of at least $30 million during any continuous period of 12 months within 24 months from listing on ASX, and if we do not meet this revenue milestone, these Class B Performance Rights will automatically terminate thereafter; and
●	60,000,000 Class C Performance Rights will vest and convert into Ordinary Shares when our cumulative earnings before interest, tax, depreciation and amortization (EBITDA) during the period of 36 months following the date of listing on ASX is $25 million, and if we do not meet this EBITDA milestone, these Class C Performance Rights will automatically terminate thereafter.

In general, when we achieve a Milestone, we must notify the holder of the Performance Rights, in writing, that the relevant Milestone has been satisfied. Thereafter, at the election of the holder of such Performance Rights, within a period of three months following the satisfaction of the Milestone, each Performance Right shall vest and convert into one of our Ordinary Shares for no consideration.

All shares issued upon the vesting of the Performance Rights will, upon their conversion, rank pari passu in all respects with the other Ordinary Shares. The Performance Rights are not listed on the ASX. However, upon conversion of the Performance Rights into Ordinary Shares, we will apply to list the converted shares within the timeframe required by the ASX. Performance Rights shall be adjusted in the events of the issuance of bonus shares are issued pro-rata to shareholders or in the event that our issued share capital is reorganized. A Performance Right does not confer upon its holder an entitlement to vote or receive dividends.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of February 25, 2019 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our issued and outstanding Ordinary Shares;
●	each of our directors and executive officers; and
●	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after February 25, 2019, are deemed issued and outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed issued and outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 361,871,165 Ordinary Shares issued and outstanding on February 25, 2019. The number of Ordinary Shares deemed issued and outstanding after this offering is based on              Ordinary Shares which includes the Ordinary Shares represented by the ADSs offered hereby but assumes no exercise of the underwriters’ over-allotment option.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o G Medical Innovations Holdings Ltd., P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

	No. of Shares Beneficially Owned Prior to this Offering	Percentage Owned Before this Offering(1)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities :
Dr. Yacov Geva (*)(2)	196,708,154	54.4%	%
Directors and executive officers who are not 5% holders:
Dr. Kenneth R. Melani (*)(3)	3,309,438	0.9%	%
Kobi Ben-Efraim (4)	3,301,553	0.9%
Rafi Heumann (5)	5,006,462	1.4%
Nir Geva (6)	3,301,560	0.9%
Benny Tal (7)	55,147	0.0%
Oded Shachar	-	0.0%
Dr. Shuki Gleitman (*)	-	0.0%
Dr. Brendan de Kauwe (*)(8)	2,670,455	0.7%
Prof. Zeev Rotstein (*)(9)	232,488	0.1%
Urs Wettstein (*)(10)	650,000	0.2%
All directors and executive officers as a group (11 persons)	215,235,257	59.4%	%

(*)	Indicates director of the Company.
(1)	The percentages shown are based on 361,871,165 Ordinary Shares issued and outstanding as of February 25, 2019.
(2)	Includes 135,000,000 Ordinary Shares and 58,036,154 Class A Performance Rights that converted into Ordinary Shares, all of which are to be held in escrow until May 10, 2019, and 3,672,000 Ordinary Shares purchased by Dr. Geva. Bank Julius and HSBC Custody Nominees Australia Limited hold the Ordinary Shares on behalf of Dr. Geva.

(3)	Includes 1,859,880 Ordinary Shares, 799,558 Class A Performance Rights that converted into Ordinary Shares, all of which are to be held in escrow until May 10, 2019, and 650,000 Ordinary Shares purchased by Dr. Melani.
(4)	Includes 2,270,378 Ordinary Shares and 976,028 Class A Performance Rights that converted into Ordinary Shares, all of which are to be held in escrow until May 10, 2019, and options to purchase 55,147 Ordinary Shares that are exercisable within 60 days of February 25, 2019, at an exercise price of $0.242 per share.
(5)	Includes 3,456,279 Ordinary Shares and 1,485,845 Class A Performance Rights that converted into Ordinary Shares, all of which are to be held in escrow until May 10, 2019, and options to purchase 64,338 Ordinary Shares that are exercisable within 60 days of February 25, 2019, at an exercise price of $0.242 per share.
(6)	Includes 2,270,382 Ordinary Shares issued and 976,031 Class A Performance Rights that converted into Ordinary Shares, all of which are to be held in escrow until May 10, 2019, and options to purchase 55,147 Ordinary Shares that are exercisable within 60 days of February 25, 2019, at an exercise price of $0.242 per share.
(7)	Includes options to purchase 55,147 Ordinary Shares that are exercisable within 60 days of February 25, 2019, at an exercise price of $0.242 per share.
(8)	Includes 1,875,000 Ordinary Shares and 795,455 Class A Performance Rights that converted into Ordinary Shares, all of which are to be held in escrow until May 10, 2019. Attollo Investments Pty Ltd., a company held by Dr. De Kauwe, holds the Ordinary Shares on behalf of Dr. De Kauwe.
(9)	Includes options to purchase 232,488 Ordinary Shares that are exercisable within 60 days of February 25, 2019, at an exercise price of $0.00001 per share.
(10)	Includes 650,000 Ordinary Shares purchased by Mr. Wettstein. HIO Foundation, a family fund, in which Mr. Wettstein is a beneficiary, holds the Ordinary Shares on behalf of the beneficiaries. The Ordinary Shares have been deposited with JP Morgan Nominees Australia Limited.

Changes in Percentage Ownership by Major Shareholders

In May 2017, we consummated an initial public offering of A$13.5 million (approximately $9 million) on the ASX. Prior to the offering, our President and Chief Executive Officer, Mr. Geva, held approximately 91% of our issued and outstanding share capital, and following the public offering, Mr. Geva held approximately 57% of our issued and outstanding share capital.

In addition, in November 2017, we conducted a private placement of approximately $10.2 million of our Ordinary Shares. Prior to the private placement, Mr. Geva, held approximately 63% of our issued and outstanding share capital, and following the public offering, Mr. Geva held approximately 58% of our issued and outstanding share capital.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 25, 2019, there were a total of 1,723 holders of record of our shares, of which 15 record holder holding 12,605,732 shares, or approximately 3.5% of our issued and outstanding share capital had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

RELATED PARTY TRANSACTIONS

Employment Agreements

We have entered into written employment and service agreements with each of our executive officers and have executed Director Appointment Letters with each member of our board of directors, with the exception of Dr. Yacov Geva. All employment or consulting agreements with our executive officers contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer. Our Director Appointment Letters contain confidentiality clauses and entitle each director to annual cash compensation. See “Management—Employment Agreements with Executive Officers” and “—Directors’ Service Contracts.”

Employment Agreement with Nir Geva

In July 2016, effective as of August 1, 2016, we entered into an employment agreement with Nir Geva, our Chief Technology Officer. Nir Geva is the son of Dr. Yacov Geva, our President, Chief Executive Officer, a member of our board of directors, and our controlling shareholder. Pursuant to the terms of his employment agreement, we pay Nir Geva a monthly based salary of NIS 47,381 (approximately $12,500). Pursuant to the employment agreement, we may terminate the employment agreement by providing 180 days’ prior written notice.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. We describe our option plans under “Management—Equity Incentive Plan.”

Performance Rights

Since our initial public offering on ASX, we have granted Performance Rights to certain of our officers and directors and certain consultants whereupon achievement of certain Milestones, the holder of the Performance Rights may exercise their rights to receive such number of our Ordinary Shares represented by the Performance Rights. We describe our Performance Rights under “Management—Equity Incentive Plan—Performance Rights.”

Shareholder Loans

Dr. Yacov Geva, our President, Chief Executive Officer, director, and our controlling shareholder has provided certain interest and non-interest bearing loans to us, as disclosed below.

On December 6, 2016, effective as of January 2015, we executed a non-interest bearing credit line agreement, providing us with a line of credit in the aggregate amount of up to $1.5 million, or the Initial Loan. The credit installments bear no interest and will be repaid only upon our liquidation. As of February 25, 2019, we have borrowed an aggregate amount of approximately $1.5 million and have not made any repayments. The Initial Loan is treated as a promissory note for accounting purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows Used in Financing Activities.”

On December 19, 2016, effective as of August 1, 2016, and as amended on February 26, 2017, we executed a credit line providing us with a line of credit in the aggregate amount of up to $600,000, or the 2016 Credit Line. The 2016 Credit Line bears interest at the rate of Libor plus 3% per year and will be repaid, in accordance with the amendment executed in February 2017, in two equal installments at three and six months, respectively, following the commencement of sales of our products. As of November 30, 2018, we have borrowed an aggregate amount of approximately $507,000, or $531,000 including interest. We have not commenced sales of our products, and accordingly have not made any repayments.

We entered into the 2018 Credit Line on May 16, 2018, which was amended in its entirety, effective as of October 1, 2018, such that the aggregate amount available to us is $10 million. The 2018 Credit Line bears multiple fixed interest rates, each calculated on a linear basis from the disbursement date of each installment of the principal amounts: (i) 10% per annum for all amounts drawn until October 1, 2018 and (ii) 12% per annum for all amounts drawn as of October 1, 2018. Under the 2018 Credit Line, we are required to use the amounts drawn from the 2018 Credit Line to fund inventory and medical device purchases and for working capital purposes. We are required to repay the aggregate loan amount borrowed under the 2018 Loan and any accrued interest by April 30, 2019; provided, however, that Dr. Geva may extend the repayment date to December 31, 2019, at his sole discretion, in which event the aggregate drawn loan amounts shall bear interest at a fixed rate of 15% calculated as of April 30, 2019. As of December 31, 2018, we have borrowed an aggregate amount of approximately $5.57 million, or $5.81 million including interest. As of February 25, 2019, we have yet to repay any portion of the 2018 Credit Line. Furthermore, Dr. Geva has undertaken to finance all of our financial needs until March 1, 2020.

Pursuant to the Convertible Securities Agreement, we may not repay more than $1.5 million owed under the Initial Loan, 2016 Credit Line or the 2018 Credit Line, or, collectively, the Shareholder Loans, and may not repay any additional amounts owed under the Shareholder Loans until we generate revenues of at least $10 million during any continuous period of 12 months, or at our discretion if the Convertible Securities are fully converted or redeemed.

Transactions with Otsana Pty Ltd.

Dr. Brendan De Kauwe, a member of our board of directors since February 2017, has been a director at Otsana since 2014, and previously served in other capacities dating back to 2012.

In connection with our listing on the ASX, on February 7, 2017, we engaged Otsana as lead manager of our initial public offering, or the ASX Engagement Letter, which closed on March 17, 2017. Under the terms of the ASX Engagement Letter, we paid Otsana a capital raising fee of 6% of the total capital raised in the initial public offering on ASX, or A$720,000 (approximately $532,000), a success fee of A$250,000 (approximately $185,000), and granted to certain nominees selected by Otsana warrants to purchase an aggregate of 20,000,000 Ordinary Shares with an exercise price of A$0.30.

On May 9, 2017, we executed an agreement to receive corporate advisory services for a term of six months, which has since been extended, pursuant to which, we pay Otstana a monthly fee of A$5,000 (approximately $3,600) for such services and, if we require any capital raising during the term of the agreement, we are required to pay Otsana up to 6% of the total capital raised from Otsana or holders that Otsana directly introduces to us. We may terminate the agreement by providing 30 days’ prior written notice.

Lease Agreement

We have entered into a lease agreement, through our Israeli subsidiary, with Ad Marom Assets and Initiation Ltd., or Ad Marom, a company controlled by our controlling shareholder, Mr. Yacov Geva. This lease agreement will come into effect no later than January 2022, since the facility remains under construction. According to the agreement, we will pay Ad Marom a monthly payment of NIS 61,560 (approximately $17,000) in consideration for approximately 11,044 square feet, for a period of 60 months from time of commencement of the lease.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

As of February 25, 2019, our authorized share capital consisted of 1,000,000,000 Ordinary Shares, par value $0.001 per share, of which 361,871,165 shares were issued and outstanding as of such date. All of our issued and outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Ordinary Shares

In the last three years, we have issued an aggregate of 111,887,875 Ordinary Shares in several private placements and public offerings for aggregate net proceeds of $28,247,628 (in each case based on the exchange rate of the $A and U.S. dollar applicable on the day of the closing of the respective transaction). In addition, in February 2017, we issued an aggregate of 134,984,117 bonus shares  in anticipation of an initial public offering in Australia and listing on the ASX, in order to keep the existing shareholders whole, we issued bonus shares (on a pro-rata basis) prior to the public offering.

Warrants and Options

In addition to Ordinary Shares, in the last three years, we have issued warrants to purchase an aggregate of 33,557,354 Ordinary Shares to advisors, consultants and investors, with exercise prices ranging from A$0.30 (approximately $0.23) to A$0.52 (approximately $0.39) per share, of which no warrants have been exercised, and granted options to purchase an aggregate of 8,695,810 Ordinary Shares to directors, officers, employees and service providers with exercise prices ranging from $0.00001 to $0.242 per share, of which, 4,114,407 options were exercised.

Performance Rights

In the last three years, we have granted our officers and directors Performance Rights whereupon achievement of certain Milestones, the holder of the Performance Rights may exercise their rights to receive such number of our Ordinary Shares represented by the Performance Rights. In September 2017, 70,000,000 Class A Performance Rights vested and converted into Ordinary Shares. 60,000,000 Class B Performance Rights and 60,000,000 Class C Performance Rights remain outstanding.

Convertible Securities

In October and November 2018, we issued to the Convertible Securities Holders 4,050,000 Convertible Securities, convertible into an aggregate 18,838,556 Ordinary Shares. Each Convertible Security is convertible into such number of Ordinary Shares equal to the product of the number of Convertible Securities converted and the face value of $1.10 per Convertible Security, divided by the exchange rate of $0.7034 and divided by the fixed conversion price of A$0.3362 (approximately $0.2365). The Convertible Securities mature 18 months after the issuance date.

In February 2019, we issued 815,649 Ordinary Shares upon the conversion of certain Convertible Securities.

Controlled Placement Agreement/ Equity Line

On September 5, 2018, we entered into a Controlled Placement Agreement with Acuity Capital Investment Management Pty Ltd which provides us with up to A$10,000,000 (approximately $7,200,000) of standby equity over a period of 28 months. Pursuant to the Controlled Placement Agreement, we issued to Acuity an option to require us to issue and allot, subject to our prior notice,  Ordinary Shares at an exercise price per Ordinary Share equal to the greater of (i) 90% of the VWAP of our Ordinary Shares traded by Acuity on ASX during a valuation period and (ii) a floor price for such valuation period, to be determined by us from time to time. Subject to the terms of the Controlled Placement Agreement, we may, at any time, terminate the Controlled Placement Agreement, following which Acuity may not require us to issue or allot any additional Ordinary Shares. As part of the agreement with Acuity, we issued to Acuity 17,000,000 Ordinary Shares to be held in collateral for no consideration. Upon the termination of the Controlled Placement Agreement, we may buy back the 17,000,000 collateral shares for no consideration.

As of February 25, 2019, Acuity has exercised its option to purchase 3,325,000 Ordinary Shares, for aggregate net proceeds of A$1,085,000 (approximately $782,285).

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Cayman Islands Companies Law insofar as they relate to the material terms of our share capital. This discussion does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Memorandum and Articles of Association. The form of our Amended and Restated Memorandum and Articles of Association is filed as an exhibit to this registration statement of which this prospectus forms a part.

Share Capital

Our Amended and Restated Memorandum and Articles of Association permit us to increase our authorized share capital by the creation of additional authorized but unissued shares, or to reduce our authorized share capital by the cancellation of authorized but unissued shares, by way of ordinary resolution (see “Voting Rights and Thresholds” below) to consolidate the shares forming our then authorized share capital into a lower number of shares of a proportionally greater par value, or subdivide the shares forming our share capital into a larger number of shares of a proportionally lesser par value, by way of ordinary resolution; and to reduce our share capital in any way, including by reducing the par value of our issued share capital, cancelling any paid-up share capital which is lost or unrepresented by available assets, and extinguishing or reducing the liability of any of our shares, by way of special resolution (see “Voting Rights and Thresholds” below) and by order from the Grand Court of the Cayman Islands confirming such reduction.

Share Repurchase

Subject to the ASX Listing Rules, Nasdaq Stock Market Rules, the Cayman Islands Companies Law, our Amended and Restated Memorandum and Articles of Association and any rights conferred on the holders of any Ordinary Shares or attached to any class of shares, our board of directors may cause us to repurchase or otherwise acquire shares in such manner, upon such terms and subject to such conditions as they think fit. Pursuant to the Cayman Islands Companies Law, the repurchase of any share may be paid out of our profits, out of the share premium account or out of the proceeds of a fresh issuance of shares made for the purpose of such repurchase, or, out of capital if we are able to pay our debts, if any, as they fall due in the ordinary course of our business.

Voting Rights and Thresholds

At any general meeting of our shareholders, a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded. On a show of hands, each shareholder present in person or represented by proxy or (in the case of a shareholder that is a non-natural person) by authorized representative shall have one vote for each share held by that shareholder.

A poll may instead be demanded:

●	before the show of hands on that resolution is taken;
●	before the result of the show of hands on that resolution is declared; and
●	immediately after the result of the show of hands on that resolution is declared.

In the event that a poll is demanded, each shareholder present in person or represented by proxy or (in the case of a shareholder that is a non-natural person) by authorized representative has one vote for each share held by that shareholder.

To be passed at a general meeting of shareholders, ordinary resolutions require the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, attend and vote at the general meeting of shareholders in person, by proxy, or (in the case of a shareholder that is a non-natural person) by authorized representative; and special resolutions require the affirmative vote of a two-thirds majority of the votes cast by such shareholders as, being entitled to do so, attend and vote at the general meeting in person, by proxy, or (in the case of a shareholder that is a non-natural person) by authorized representative.

Generally, all matters to be transacted at a general meeting of shareholders are passed as ordinary resolutions, save for certain matters specified under our Amended and Restated Memorandum and Articles of Association or the Cayman Islands Companies Law as requiring a special resolution such as appointing a voluntary liquidator, changing our name, amending our Amended and Restated Memorandum and Articles of Association and for other matters such as transferring treasury shares at a discount to employees or subordinate companies.

Special resolutions and ordinary resolutions may also be passed by a unanimous written resolution of all the shareholders having the right to attend and vote at the general meeting.

Dividends

Under the Cayman Islands Companies Law and our Amended and Restated Memorandum and Articles of Association, our board of directors may declare and authorize the payment of dividends and distributions out of our realized or unrealized profits, out of the share premium account (provided that we will, immediately following that dividend or distribution, be able to pay any our debts, if any, which we may have undertaken in the ordinary course of our business), or as otherwise permitted by the Cayman Islands Companies Law.

Except as provided by our Amended and Restated Memorandum and Articles of Association or the rights attached to any of our Ordinary Shares, dividends shall be declared and paid according to the amounts paid up on the nominal value of the Ordinary Shares on which the dividend is paid. Dividends may be declared and paid in cash or in kind (including paid up share capital or securities in another corporate body). Any dividend unclaimed after a period of three years from the date the dividend became due for payment shall be forfeited and shall revert to us.

Any dividends will be paid to the custodian of the ADSs being issued in this offering and shall be subject to further distribution to you as a beneficial owner of the underlying Ordinary Shares by the custodian. See “Description of American Depositary Shares—Dividends and Other Distributions.”

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the entirety of the paid-up capital at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the entirety of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them.

If we are wound up, the liquidator may, with the sanction of an ordinary resolution, and any other sanction required by the Cayman Islands Companies Law, divide among our shareholders in specie the entirety or any part of our assets and may, for such purpose, value any assets and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of an ordinary resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Transfer of Shares

Subject to the restrictions of our Amended and Restated Memorandum and Articles of Association, certificated shares may be transferred, by an instrument of transfer in writing in any usual form or in another form approved by the board of directors or prescribed by the ASX or Nasdaq, which must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee. Uncertificated shares may be transferred, without a written instrument in accordance with the rules or regulations of any electronic trading systems permitted by ASX or Nasdaq.

Our board of directors may decline to register any transfer of an uncertificated share or depositary interest (i) if the transfer is in favor of more than four persons jointly (in the case of an uncertificated share); and (ii) in any other circumstance permitted by the rules or regulations of any electronic trading systems permitted by ASX Limited or Nasdaq in which the shares are held.

If the directors refuse to register a transfer of a share, they shall, within two months after the date on which the transfer was delivered to us, send notice of the refusal to the transferee.

Variation of Rights of Shares

Under our Amended and Restated Memorandum and Articles, if at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied in such manner as those rights may provide or, if no such provision is made, either:

●	with the consent in writing of holders of not less than two-thirds of the issued shares of that class; or
●	with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by not less than a two-thirds majority of the holders of the shares of that class present and voting at such meeting (whether in person or by proxy).

For these purposes, our directors may treat two or more or all of the classes of shares as forming one class of shares if we consider that such classes of shares would be affected by the proposed variation in the same way. Rights attaching to a class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares with rights that are equal to the rights of such existing class of shares, by the reduction of capital paid up on such shares or by the repurchase, redemption or surrender of any shares in accordance with the Cayman Islands Companies Law and our Amended and Restated Memorandum and Articles.

Inspection of Books and Records

Holders of shares will have no general right to inspect or obtain copies of our register of members or corporate records, except as conferred by the Cayman Islands Companies Law, by order of the court, authorized by the board of directors, or by ordinary resolution of the shareholders.

Borrowing Powers

Under our Amended and Restated Memorandum and Articles, our board of directors may exercise all of our powers to borrow money and to mortgage or charge all, or any part, of our undertaking and property and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation incurred by us or by any third-party.

Material Differences in Corporate Law

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

	Delaware	Cayman Islands Companies Law / our Amended and Restated Memorandum and Articles / ASX Listing Rules

Dividends	The Delaware General Corporation Law, or the DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.

Under the Cayman Islands Companies Law, dividends may (subject to anything to the contrary in a company’s articles of association) be declared and paid to shareholders out of (a) “profits” (which is not defined by the Cayman Islands law, but under applicable common law may include both retained earnings and realized and unrealized gains) and (b) “share premium” (which represents the excess of the aggregate price paid to the us for our total issued share capital over the aggregate par or nominal value of our total issued share capital). Under the Cayman Islands Companies Law, distributions out of “share premium” may only be made if, immediately following the date on which the dividend is proposed to be paid, we are able to pay our debts, if any, as they fall due in the ordinary course of our business (the “statutory solvency test”).

Repurchases and redemptions of shares	A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Under the Cayman Islands Companies Law, shares may be redeemed or repurchased out of (a) profits, (b) share premium (subject to the statutory solvency test), (c) the proceeds of a fresh issuance of shares made for that purpose, or (d) capital, provided that payments out of capital are subject to the statutory solvency test and must be specifically authorized by a company’s articles of association.

Ordinary Shares are not redeemable, but under our Amended and Restated Memorandum and Articles of Association, our board of directors may determine to repurchase shares on such terms as the board of directors determines. The repurchase of any share may be paid out of our profits, out of the share premium account or out of the proceeds of a fresh issuance of shares made for the purpose of such repurchase, or out of capital if we are able to, immediately following such repurchase, pay our debts, if any, as they fall due in the ordinary course of our business. No shareholder approval is required under the Cayman Islands Companies Law or our Amended and Restated Memorandum and Articles of Association for any repurchases.

Shares that have been repurchased or redeemed may either be cancelled or held by a company as treasury shares. Shares held in treasury shall not have voting rights or dividend rights, and may be sold or otherwise transferred on such terms and conditions as our board of directors determine.

General meetings of shareholders	Under the DGCL, a corporation must hold an annual meeting of stockholders in a place designated by the certificate of incorporation or bylaws, whether inside or outside of Delaware, or, if not so designated, as determined by the board of directors and on a date and at a time designated in the bylaws, except as otherwise provided by law. Written notice of every meeting of stockholders must be given to each stockholder of record not less than ten or more than 60 days before the date of the meeting.

Under Cayman Islands Companies Law, we are not required to hold annual general meetings, but our Amended and Restated Memorandum and Articles of Association, provide that we shall in each calendar year hold an annual general meeting, and that the maximum period between annual general meetings shall not exceed 15 months. General meetings may be held at such place within or outside the Cayman Islands as our board of directors shall consider appropriate.

Annual general meetings of shareholders may be held at such place as the board of directors determines, whether within or outside the Cayman Islands.

In the absence of specific provision in a company’s articles of association, the Cayman Islands Companies Law provides shareholders with only limited rights to requisition a general meeting. Our Amended and Restated Memorandum and Articles of Association provide that shareholders holding not less than one-tenth of the paid-up share capital of our issued voting shares have the right, by written requisition to us, to require a general meeting of the shareholders to be called by the board of directors. If this right is exercised, the board of directors is required to call a general meeting within 21 days of the receipt of such requisition.

The Cayman Islands Companies Law does not specify a minimum attendance threshold for general meetings of shareholders to be quorate. Our Amended and Restated Memorandum and Articles of Association provide that a quorum for a general meeting is two shareholders present in person, by proxy or (in the case of a shareholder that is a non-natural person) by a duly authorized representative and entitled to vote on the business to be transacted.

Matters to be decided by supermajority shareholder resolution	Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

Under the Cayman Islands Companies Law and our Amended and Restated Memorandum and Articles of Association, certain matters are required to be approved by a “special resolution,” which is a supermajority resolution passed by either (a) not less than a two-thirds majority of votes cast (in person or by proxy) at a quorate general meeting of shareholders or (b) by unanimous written resolution.

Under the Cayman Islands Companies Law, the principal matters relevant to us that require a special resolution are as follows: (a) amendments to the memorandum and articles of association; (b) change our name; (c) appointment of inspectors for the purpose of examining our affairs; (d) placing us into voluntary or court-supervised liquidation; (e) authorizing our statutory merger with one or more other companies in accordance with the Cayman Islands Companies Law; and (f) approving a reduction of share capital.

Appointment and removal of directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

In addition, the office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes any arrangement or composition with his or her creditors, (3) dies or is in the opinion of all his or her co-directors, incapable by reason of mental disorder of discharging his or her duties as director (4) resigns his or her office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Neither the Cayman Islands Companies Law nor the ASX Listing Rules provide shareholders with any statutory rights to appoint or remove directors. Any such rights will be as prescribed in the articles of association of a Cayman Islands company.

The provisions under the Cayman Islands Companies Law and the ASX Listing Rules regarding election/re-election and removal of our directors by shareholders (and the maximum and minimum number of directors) are as described above. See “Management—Appointment and Retirement of Directors.”

Director’s duties

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

As a matter of Cayman Islands law, the duties of a director primarily derive from common law, the Cayman Islands Companies Law, and the articles of association of a company.

Under common law principles that will be applied by the Cayman Islands courts, directors have fiduciary duties, including: (a) the duty to act honestly and in good faith in what he or she considers are the best interests of the company (generally meaning the interests of the shareholders as a whole); (b) the duty of loyalty and to avoid actual or potential conflicts of interest arising between his or her duties to the company and his or her personal interest (subject to the caveat that the articles of association may authorize conflicts that have been disclosed to the other directors); (c) a duty to exercise his or her powers as a director under the Cayman Islands Companies Law and the articles of association of the company only for the purposes for which they are conferred and not for a collateral or improper purpose; and (d) a duty not to fetter his or her exercise of future discretion as a director.

Directors also have a common law duty to act with care, diligence and skill in the performance of his or her role. The duties of care, diligence and skill of a director of a Cayman Islands company are generally determined by both reference to the knowledge and experience actually possessed by the director and by reference to the skill, care and diligence as would be displayed by a reasonable director in those circumstances.

The Cayman Islands Companies Law contains certain statutory duties, including: (a) the duty not to pay or make any distribution to shareholders out of capital or share premium unless a company is able to pay its debts as they fall due following such payment; and (b) the duty to maintain certain statutory registers (register of members, register of directors, register of mortgages and charges) and proper books and records.

A director must also act in accordance with any specific duties set forth in the articles of association from time to time.

A director who fails to perform their Cayman Islands common law duties may be personally liable for financial compensation to the aggrieved party, the restoration of the company’s property, or for the payment to the company of any profits made in breach of the director’s duty.

In addition, a director who fails to perform their duties under the Cayman Islands Companies Law may be personally liable to a statutory fine and/or imprisonment of varying severity depending on the nature of the duty breached. This liability is in addition to any liability the company itself may be subject to.

A Cayman Islands company may, however, include a provision in its articles of association (and may in addition enter into a separate contractual arrangement with a director) indemnifying a director against all losses and costs suffered by such director as a consequence of performance of his or her role as such, and exculpating a director from any liability to the company itself, including in circumstances where such director is in breach of his or her duties (provided that there has been no willful neglect, willful default, fraud, dishonesty or criminal act on the part of the director). A Cayman Islands company may also purchase insurance for directors and certain other officers against liability incurred as a result of any negligence, default, breach of duty or breach of trust in relation to the company. Our Amended and Restated Memorandum and Articles of Association are consistent with the existing articles providing us the ability to extend indemnities to directors.

Conflicts of interest

Under Delaware law, a transaction in which a director who has an interest is not void or voidable solely because such interested director is present at or participates in the meeting that authorizes the transaction if: (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

As a matter of Cayman Islands law, a director is under a general fiduciary duty to avoid conflicts of interest. However, the articles of association of a Cayman Islands company may provide that directors may continue to participate and vote in respect of matters on which they are conflicted provided that the nature and extent of such conflict has been disclosed to the other directors.

Under our Amended and Restated Memorandum and Articles of Association, a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Business combinations

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Cayman Islands Companies Law makes specific provision for the acquisition of a Cayman Islands company by way of a court-approved scheme of arrangement, by way of mandatory squeeze-out following a tender offer, and by way of merger.

A court-approved scheme of arrangement under the Cayman Islands Companies Law requires the approval of a majority in number of the registered holders of each participating class or series of shares voting on the scheme of arrangement, representing 75% or more in value of the shares of each participating classes or series voted on such proposal at the relevant meeting (excluding any shares held by the acquiring party on the basis that they will be considered a separate “class”). If a scheme of arrangement receives the requisite shareholder approval and is subsequently sanctioned by the Cayman Islands courts, all holders of all classes or series of shares to which the series relates will be bound by the terms of the scheme of arrangement.

The Cayman Islands Companies Law also provides that, where an offer is made to acquire all of a class of shares and the holders of 90% or more in value of the shares of such class (excluding shares already held by the offeror) have accepted such offer within four months of it being made, the offeror may require the remaining shareholders in that class to transfer their shares on the same terms as set out in the offer by serving notice at any time within two months of the expiry of the four month period (subject to a right of such remaining shareholders to obtain relief from the Cayman Islands courts, as described below in “Appraisal rights”). If the offeror acquires more than 90% of the shares of a class following such an offer but does not exercise its compulsory acquisition right, the remaining shareholders have no right to require the offeror to acquire their shares on the terms of the offer following closure of the offer.

The Cayman Islands Companies Law also provides that business combinations can be effected by way of a merger of a Cayman Islands company with one or more other companies (wherever incorporated, provided that such merger is not prohibited by the laws of the jurisdiction of incorporation of any such other company) with the approval of the shareholders by special resolution. In addition, the consent of each holder of a fixed or floating security of a constituent company in any such merger must be obtained, unless the Cayman Islands courts waive such requirement. Shareholders who register their dissent to the merger in accordance with the provisions of the Cayman Islands Companies Law have the right to receive the “fair value” of their shares in cash, subject to certain exceptions, as further described below in “Appraisal rights”)

Under Cayman Islands law, directors may dispose of all or substantially all of the assets of a Cayman Islands company without the approval of the shareholders, unless the articles of association specifically provide that shareholder consent or approval is required. Our Amended and Restated Memorandum and Articles of Association do not impose shareholder approval rights for disposals of assets by us.

Appraisal rights

Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (iv) any combination of the shares of stock, depository receipts and cash instead of the fractional shares or fractional depository receipts.

The Cayman Islands Companies Law does not specifically provide for any appraisal rights.

However, in connection with the compulsory transfer of shares where a person has acquired at least 90% of the shares of the same class pursuant to an offer for all of the shares of that class and proceeds to serve notice of compulsory for acquisition of the remainder (as described above in “Business combinations”), any shareholder to whom such compulsory acquisition applies may apply to the Cayman Islands court within one month of receiving notice of the compulsory transfer to object to the transfer. In these circumstances, the burden is on the objecting shareholder to show that the court should exercise its discretion to prevent the compulsory transfer. The Cayman Islands courts are unlikely to grant any relief in the absence of bad faith, fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

In addition, in connection with a merger or a consolidation, dissenting shareholders have the right to object to the terms of merger or consolidation approved by special resolution and instead be paid the fair value of their shares in cash (which, if not agreed between the parties, will be determined by the Cayman Islands court).These rights of a dissenting shareholder are not available in certain circumstances, for example, (i) to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or (ii) where the consideration for such shares to be contributed are shares of the surviving or consolidated company (or depositary receipts in respect thereof) or shares of any other company (or depositary receipts in respect thereof) which are listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2,000 holders.

Regulation of takeovers, substantial acquisition rules

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, mergers in which less than 20% of a corporation’s stock outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

Except for specific rules that apply only to companies listed on the Cayman Islands Stock Exchange or companies that are regulated by the Cayman Islands Monetary Authority (which are not applicable to us), there are no rules or restrictions under the Cayman Islands’ Code on Takeovers and Mergers and Rules Governing Substantial Acquisitions of Shares governing the acquisition of all or a specified percentage of direct or indirect voting rights in a Cayman Islands company, or the conduct of the directors of a Cayman Islands company following an actual or potential takeover or merger offer, nor are there any statutory restrictions in respect of defensive mechanisms which the board of directors could employ in respect of actual or potential takeover or merger offers.

As part of the Company’s admission to the official list of ASX, it incorporated into its Amended and Restated Memorandum and Articles provisions similar to that under the Australian Corporations Act in relation to takeovers. The board is therefore responsible for regulating the takeovers provisions as they apply to the Company rather than any regulatory authority.

The provisions included the Company’s Articles seek to protect the interests of shareholders where a person seeks to acquire a substantial interest in, or control of, the Company. The Articles prohibit a person from acquiring an interest in issued voting shares of the Company if any person’s voting power in the Company will increase from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%. Exceptions to the prohibition apply (for example, acquisitions with shareholder approval, 3% creep over 6 months and rights issues that satisfy prescribed conditions). Compulsory acquisitions are permitted by persons who hold 90% or more of securities or voting rights in the Company. The Articles require every person who is a substantial holder (that is, they and their associates hold 5% or more in the voting power of the Company) to notify the Company and ASX that they are a substantial holder and to give prescribed information in relation to their holding if: (i) the person begins to have, or ceases to have, a substantial holding in the Company, (ii) the person has a substantial holding in the Company and there is a movement of at least 1% in their holding; or (iii) the person makes a takeover bid for securities of the Company. A person has a substantial holding if the total votes attached to voting shares in the Company in which they or their associates have relevant interests is 5% or more of the total number of votes attached to voting shares in the Company, or the person has made a takeover bid for voting shares in the Company and the bid period has started and not yet ended.

Related party transactions

The DGCL provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Law does not contain provisions specifically regulating the entry into contracts with related parties such as significant shareholders, directors, or their respective affiliates and other connected parties.

However, in the event that any payment obligation, transfer of property or grant of charge thereon is made to a related party that is also a creditor at a time when a company is insolvent, the Cayman Islands Companies Law provides that such transfer is deemed to be a preference and therefore is invalid if it occurred within six months immediately preceding the commencement of a liquidation.

The ASX Listing Rules prohibit companies from acquiring a substantial asset (an asset the value or consideration for which is 5% or more of a company’s equity interests) from, or disposing of a substantial asset to, certain related parties of the company, unless it obtains the prior approval of its shareholders. The related parties for these purposes include, amongst others, a director, a person who has or has had in the prior six-month period an interest in 10% or more of the shares in the company and, in each case, any of their associates. The provisions apply even where the transaction may be on arm’s-length terms.

The ASX Listing Rules also prohibit a company from issuing or agreeing to issue equity securities to a director or other related party unless it obtains the prior approval of its shareholders or the issue is exempt. Exempt issues include, amongst others, issues made pro-rata to all shareholders, under an underwriting agreement or under a dividend or distribution plan.

Minority protection and derivative actions	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Under common law principles, shareholders in a Cayman Islands company are entitled to have the affairs of a company conducted in accordance with such company’s constitution and applicable law. As such, shareholders may bring personal or representative actions against a company in respect of breaches of their (and other similarly affected shareholders’) rights as shareholders under the constitution of the company and applicable law (for example, in the event that they are prevented from exercising voting rights, or from requisitioning a meeting).

A minority shareholder may also bring a derivative action in the name of a company. While, as a matter of common law (under the general rule known as the rule in Foss v Harbottle), the Cayman Islands courts will generally refuse to interfere with the management of a company at the insistence of a minority shareholder in circumstances where the majority have approved or ratified the matter or act in contention, a minority shareholder may be permitted to commence a derivative action in the name of a company in order to challenge any such matter or act which: (a) is ultra vires the company or illegal; (b) constitutes a fraud on the minority where the wrongdoers control the company; (c) constitutes an infringement of individual rights of shareholders (such as a right to attend and vote at a meeting); and/or (d) has not been properly approved in accordance with any applicable special or extraordinary majority of the shareholders.

The Cayman Islands Companies Law also gives power to the Cayman Islands courts to wind up a company if the courts are of the opinion that it would be just and equitable to do so (and if the courts consider it just and equitable to wind up the company, they may instead make other orders with respect to the company as an alternative to a winding up order). The basis on which the courts may make exercise such powers on application by shareholders in a Cayman Islands company have been held to include the following: (a) the substratum of the company has disappeared; (b) there has been some fraud on the minority or illegality; and (c) there has been mismanagement or misapplication of the company’s funds.

Access to books and records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation, and provided that such inspection is for a proper purpose which is reasonably related to such shareholder’s interest as a shareholder.

Shareholders have no general right under the Cayman Islands Companies Law to inspect or obtain copies of the share register or the business or corporate records of a company, save that the Cayman Islands Companies Law requires that the register of mortgages and charges must be open to inspection by any shareholder or creditor of a company at all reasonable times.

Voluntary winding up and dissolution	Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Cayman Islands Companies Law, a voluntary liquidation may be commenced by the shareholders of a company if a special resolution is passed to that effect. The directors are then required to swear a declaration of the company’s solvency within 28 days of the voluntary liquidation resolution being passed. If the directors are unable to do so, the voluntary liquidator appointed by the voluntary liquidation resolution will apply to the Cayman Islands courts for a supervision order and the liquidation will proceed under the supervision of the Cayman Islands courts.

In addition, any shareholder who has held shares for at least six months (or any lesser period if the shares are held following transmission on death of a former shareholder) is entitled to petition the Cayman Islands courts to make a winding up order. A Cayman Islands court may make a winding up order if it is of the opinion that it is just and equitable that the company should be wound up. However, where a shareholder has contractually agreed not to present a petition for winding up against a company, the Cayman Islands Companies Law provides that the Cayman Islands courts shall dismiss any petition for winding up by that shareholder.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS will represent         Ordinary Shares (or a right to receive         Ordinary Shares) deposited with              , as custodian for the depositary in        . Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depository are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depository will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders, or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depository is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share of other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the State of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.
$.05 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	Cable and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;
●	we appear to be insolvent or enter insolvency proceedings;
●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith and the depository will not be a fiduciary or have any fiduciary duty to holders of ADSs;
●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;
●	are not liable if we or it exercises discretion permitted under the deposit agreement;
●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement, or for any;
●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;
●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and
●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;
●	when you owe money to pay fees, taxes and similar charges; or
●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to the ADSs. DRS is a system administered by a Depository Trust Company, or DTC, that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering our Ordinary Shares were traded only on the ASX. In connection with this offering, we have applied to list the ADSs on the Nasdaq Capital Market, under the symbol “GMVD.” No assurance can be given that our application will be approved. Sales of substantial amounts of our Ordinary Shares and ADSs in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our Ordinary Shares and ADSs. Upon completion of this offering, we will have            Ordinary Shares issued and outstanding (including those represented by ADSs), assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates.

Our Ordinary Shares will be held by our existing shareholders. Because all of these shares were sold outside the United States to persons residing outside the United States at the time, and are currently traded on the ASX, they will continue to be freely tradable on ASX without restriction or further registration, except for the restrictions described below, and except for the lock-up restrictions described under “Underwriting” below. Approximately         % of our issued and outstanding Ordinary Shares will be subject to such lock-up agreements.

ASX-imposed restrictions

We were admitted to the official list of ASX on May 8, 2017, and our Ordinary Shares were admitted to official quotation on May 10, 2017. As part of our admission, a number of its securities were classified by ASX as being subject to the restricted securities provisions of the ASX Listing Rules. These classified securities are required to be held in escrow for up to 24 months from the date of quotation. During this time, the securities are not able to be sold, mortgaged, pledged or transferred without the prior approval of ASX.

The following securities remain subject to escrow until May 10, 2019:

●	233,898,001 Ordinary Shares;
●	warrants to purchase an aggregate of 20,315,170 Ordinary Shares, with an exercise price of $0.30, and expiring May 1, 2020; and
●	120,000,000 Performance Rights (performance rights are zero-strike price options, which vest into Ordinary Shares subject to the satisfaction of certain performance criteria before the specified expiry date).

Lock-up Agreements

We and our executive officers, directors, and certain shareholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any Ordinary Shares and ADSs or any other securities convertible into or exchangeable for Ordinary Shares except for the ADSs offered in this offering without the prior written consent of the representative for a period of 180 days after the consummation of this offering. After the expiration of such day period, the Ordinary Shares held by our directors, executive officers or certain of our other existing shareholders may be sold outside of the United States subject to the restrictions under applicable Australian securities laws or by means of registered public offerings.

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date hereof, beginning 90 days after the date hereof, a person who holds restricted Ordinary Shares or ADSs (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of our Ordinary Shares or ADSs, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date hereof, our affiliates who have beneficially owned our Ordinary Shares or ADSs for at least six months will be entitled to sell within any three month period a number of shares that does not exceed the greater of:

●	1% of the number of Ordinary Shares or ADSs then issued and outstanding; or
●	the average weekly trading volume of our or ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided that current public information about us is available and the affiliate complies with the manner of sale requirements imposed by Rule 144.

Affiliates are also subject to additional restrictions on the manner of sales under Rule 144 and notice filing requirements. We cannot estimate the number of our Ordinary Shares that our existing shareholders will elect to sell on the TASE.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Ordinary Shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF THE ADSS INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares or the ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs or Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ADSs or Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ADSs or Ordinary Shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ADSs or Ordinary Shares. Payments of dividends and capital in respect of the ADSs or Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ADSs or Ordinary Shares, nor will gains derived from the disposal of the ADSs or Ordinary Shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and expect to receive an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ADSs or Ordinary Shares, debentures or other obligations of ours.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA, as defined below), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received, unless such corporate holders hold at least 10% of our shares and are eligible for a dividend received deduction, as described below. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. This deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Ordinary Shares or ADS by certain U.S. Holders who meet certain income thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or
●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares or ADSs.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares or ADSs which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the Ordinary Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares or ADSs and the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA are expected to materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, H.C. Wainwright & Co., LLC, or H.C. Wainwright, have severally agreed to purchase from us on a firm commitment basis the following respective number of ADSs at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of ADSs
H.C. Wainwright & Co., LLC

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the            ADSs being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the            ADSs being offered to the public, other than those covered by the over-allotment option described below, if any of these ADSs are purchased.

The address of H.C. Wainwright is 430 Park Avenue, New York, New York 10022, United States.

Commissions, Discounts, Expenses and Other Compensation

The underwriting discounts and commissions are 7% of the initial public offering price. We have agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option. We have been advised by the representative of the underwriters that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $      per ADS. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per ADS to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs:

	Price Per ADS	Total Without Exercise of Over- Allotment	Total With Full Exercise of Over -Allotment
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to reimburse H.C. Wainwright the non-accountable sum of $40,000 and the other actual expenses of H.C. Wainwright, including its legal fees, up to $120,000 in connection with this offering. We have also agreed to pay H.C. Wainwright a management fee equal to 1% of the aggregate gross proceeds in this offering.

We estimate that expenses payable by us in connection with the offering of the ADSs, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $           .

Over-Allotment Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable not later than 45 days after the effective date of the registration statement, to purchase up to            additional ADSs at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. If any additional ADSs are purchased, the underwriters will offer the additional shares on the same terms as those on which the other ADSs are being offered hereunder.

Representative’s Warrants

We have also agreed to issue to H.C. Wainwright (and/or its designees) representative’s warrants to purchase a number of ADSs up to an aggregate of         ADSs (7% of the ADSs sold in this offering (including any ADSs sold upon exercise of the over-allotment option, if any)). The representative’s warrants will have an exercise price equal to 125% of the public offering price of the ADSs sold in this offering. The representative’s warrants are exercisable commencing on the date of issuance and will be exercisable for five years after the effective date of the registration statement related to this offering. The representative’s warrants and the Ordinary Shares underlying the representative’s warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative’s warrants will provide for adjustment in the number and price of such representative’s warrants (and the Ordinary Shares underlying such representative’s warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution or in the event of a future financing undertaken by us.  Pursuant to FINRA Rule 5110(g), the representative warrants and any ADSs issued upon exercise of the representative warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

(i)	by operation of law or by reason of our reorganization;

(ii)	to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;

(iii)	if the aggregate amount of our securities held by the underwriter or related persons do not exceed 1% of the securities being offered;

(iv)	that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or

(v)	the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period.

Right of First Refusal

Subject to certain terms and exceptions, for a period of 12 months from the commencement of sales in this offering, H.C. Wainwright, as the representative of the underwriters, has a right of first refusal to act as sole underwriter, sole book-running manager or sole placement agent for each of our public offerings or private placements in the United States.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Prior to the completion of this offering, we and each of our officers, directors and holders of issued and outstanding shares of capital stock, as of the effective date of the registration statement of which this prospectus forms a part, equal to 5% or more of our share capital, will agree not to sell, contract to sell, encumber, grant any option for the sale or otherwise dispose of any Ordinary Shares or ADSs or for a period of six months after the date of the closing of the offering of the ADSs without the prior written consent of H.C. Wainwright.

In addition, the underwriting agreement provides that we will not, for a period of six months following the closing of the offering of the ADSs, offer, sell or distribute any of our securities, without the prior written consent of H.C. Wainwright.

Listing

We have applied for the listing of our ADSs on the Nasdaq Capital Market under the symbol “GMVD.” We make no representation that such application will be approved or that the ADSs will trade on such market either now or at any time in the future.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by H.C. Wainwright or by its affiliates. Other than the prospectus in electronic format, the information on H.C. Wainwright’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or H.C. Wainwright in its capacity as an underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
●	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that may be purchased in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. H.C. Wainwright may close out any covered short position by either exercising the over-allotment option and/or purchasing ADSs in the open market.
●	Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, H.C. Wainwright will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which it may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.
●	Penalty bids permit H.C. Wainwright to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our securities. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
●	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
●	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer.

Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
●	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors,” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors,” as defined in the Prospectus Directive, (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Order), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel

This document does not constitute a prospectus under the Securities Law and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the TASE, underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors and up to additional 35 non-qualified investors in a 12 month period. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum and are aware of the meaning of some and agree to it.

Canada

The Ordinary Shares sold in this offering have not been and will not be qualified for distribution under applicable Canadian securities laws. Ordinary Shares may be offered to residents of Canada pursuant to exemptions from the prospectus requirements of such laws.

Other Relationships

The underwriters and their respective affiliates in the future may engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. Except for services provided in connection with this offering, none of the underwriters have provided any financing, investment and/or advisory services to us during the 180 day period preceding the filing of the registration statement related to this offering, and as of the date of this prospectus, we do not have any agreement or arrangement with any of the underwriters to provide any of such services during the 90 day period following the effective date of the registration statement related to this offering.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$
Nasdaq listing fee	$
FINRA filing fee	$
Transfer agent fees and expenses	$
Printer fees and expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, New York, New York. The validity of the Ordinary Shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Carey Olsen Singapore LLP. Certain legal matters related to the offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2017 and 2016 and for the years then ended included in this prospectus have been so included in reliance upon the report of Ziv Haft, a member firm of BDO, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Carey Olsen, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Israel

We have been informed by our legal counsel in Israel, Gornitzky & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;
●	the judgment is final and is not subject to any right of appeal;
●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;
●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;
●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;
●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli CPI plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of the ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. registrants whose securities are registered under the Exchange Act. However, we will be required to file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at https://gmedinnovations.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

G MEDICAL INNOVATIONS HOLDINGS LTD.

INDEX OF FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2018

Unaudited Condensed Consolidated Statements of Financial Position	F-37
Unaudited Condensed Consolidated Statements of Comprehensive Loss	F-38
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (deficit)	F-39
Unaudited Condensed Consolidated Statements of Cash Flows	F-40
Notes to the unaudited Condensed Consolidated Financial Statements	F-43 - F-56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of G Medical Innovations Holdings Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of G Medical Innovations Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

Tel Aviv, Israel	/s/ Ziv Haft
December 24, 2018	Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2017	December 31, 2016
	Note	$ in thousands
CURRENT ASSETS:
Cash and cash equivalents		14,158	752
Restricted cash		57	34
Inventories	4	231	-
Trade receivables		140	-
Other accounts receivable	5	525	77
Intangible assets, net	7	1,779	-

Total current assets		16,890	863

NON-CURRENT ASSETS:
Other assets		60	-
Goodwill	6	2,950	-
Property, plant and equipment, net	8	1,602	111
Total non-current assets		4,612	111

Total assets		21,502	974

CURRENT LIABILITIES:
Short term loan and current portion of long term loans	12	1,669	176
Trade payables		1,377	237
Loan from controlling shareholder	9	492	505
Convertible loan	10	-	1,519
Other accounts payable	11	998	275
Total current liabilities		4,536	2,712

NON-CURRENT LIABILITIES:
Derivative liability – warrants	10	778	-
Deferred taxes		374	-
Long term loans	12	2,606	1,760
Total non-current liabilities		3,758	1,760

SHAREHOLDERS’ EQUITY (DEFICIT):	14
Ordinary shares; $0.001 par value, 1,000,000,000 shares authorized, 339,659,320 and 10,000,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively.		340	10
Other reserve		1,500	1,500
Additional paid in capital		38,723	-
Accumulated deficit		(32,065)	(5,008)
G Medical Innovations Holdings Ltd. shareholders’ equity (deficit)		8,498	(3,498)

Non-controlling interest		4,710	-

Total Equity (Deficit)		13,208	(3,498)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		21,502	974

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31, 2017	Year ended December 31, 2016
	Note	$ in thousands (Except Share and Par Value Data)

Revenues:
Services		109	-
Cost of services		115	-
Gross loss		6	-

Operating Expenses:
Research and development expenses	15	3,984	1,808
Selling, general and administrative expenses	16	422,531	854
Operating loss		26,521	2,662

Financial income		(282)	-
Financial expenses		923	324
Financial expenses, net		641	324

Loss before taxes on income		27,162	2,986

Income tax expense	18	85	30

Net comprehensive loss		27,247	3,016

Net comprehensive loss for the year attributed to:
Non-controlling interests		190	-
G Medical Innovations Holdings Ltd. shareholders		27,057	3,016
Basic loss per share attributable to G Medical Innovations Holdings Ltd. shareholders in USD	17	(0.11)	(0.02)

Weighted average common shares outstanding:		234,216,242	144,984,117

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	G Medical Innovations Holdings Ltd. shareholders’ equity (deficit)
	Share capital	Other reserve	Additional paid in capital	Accumulated deficit	Total	Non-controlling Interest	Total Shareholders’ equity (deficit)
	$ in thousands
Balance at January 1, 2016	10	463	-	(1,992)	(1,519)	-	(1,519)

Promissory note	-	1,037	-	-	1,037	-	1,037
Total comprehensive loss	-	-	-	(3,016)	(3,016)	-	(3,016)
Balance at December 31, 2016	10	1,500	-	(5,008)	(3,498)	-	(3,498)

Changes during the period:
Issuance of shares, net	92	-	18,014	-	18,106	-	18,106
Issuance of bonus shares	134	-	(134)	-	-	-	-
Issuance of shares upon acquisition	3	-	997	-	1,000	-	1,000
Options exercise into shares	5	-	(5)	-	*	-	*
Share based compensation	15	-	18,172	-	18,187	-	18,187
Conversion of convertible loan to shares and warrants	11	-	1,749	-	1,760	-	1,760
Conversion of Class A Performance Rights into shares	70	-	(70)	-	-	-	-
Issuance of shares to non-controlling interest	-	-	-	-	-	4,900	4,900
Total comprehensive loss	-	-	-	(27,057)	(27,057)	(190)	(27,247)
Balance at December 31, 2017	340	1,500	38,723	(32,065)	8,498	4,710	13,208

* Represents an amount lower than $1 thousand

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2017	Year ended December 31, 2016
	$ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(27,247)	(3,016)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	222	17
Change in fair value of derivative	778	-
Revaluation of restricted cash	(4)	-
Share based compensation	18,187	-
Accrued interest of long term loans	32	3
Changes in deferred taxes	(305)	-
Change in fair value of convertible loan	62	244
Increase in trade receivable	(88)	-
Increase in other accounts receivable	(508)	(41)
Increase in inventories	(231)	-
Increase in trade payables	278	123
Increase in other accounts payable	586	167
Accrued interest loan from controlling shareholder	21	-
Exchange rate differences	(72)	-
Net cash used in operating activities	(8,289)	(2,503)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,492)	(89)
Investment in newly-consolidated subsidiary, net (See appendix B)	8	-
Restricted cash	(19)	(34)
Net cash used in investing activities	(1,503)	(123)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net	18,106	-
Repayment of short term loan from controlling shareholder	(34)	498
Receipts of promissory note	-	1,037
Receipts of long term loans	615	550
Receipts of convertible loan	179	1,275
Share issuance in subsidiary, net	4,900	-
Repayment of loans	(640)	(29)
Net cash provided by financing activities	23,126	3,331

Increase in cash and cash equivalents	13,334	705
Effects of exchange rate changes on cash and cash equivalents	72	-
Cash and cash equivalents at beginning of the year	752	47
Cash and cash equivalents at the end of the year	14,158	752

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A – Amount paid during the year for:

	Year ended December 31, 2017	Year ended December 31, 2016
	$ in thousands

Interest	89	60
Tax	63	-

APPENDIX B – Investment in newly-consolidated subsidiary:

	Year ended December 31, 2017	Year ended December 31, 2016
	$ in thousands

Working capital other than cash	888	-
Deferred liability tax	679	-
Loans	2,332	-
Issuance of shares	1,000	-
Goodwill	(2,950)	-
Insurance agreements	(1,941)	-
	8	-

APPENDIX C – NON-CASH ACTIVITIES:

	Year ended December 31, 2017	Year ended December 31, 2016
	$ in thousands

Conversion of convertible loan into shares and warrants	1,760	-
Conversion of Class A Performance Rights into shares	70	-
Purchase of property, plant and equipment	(59)	-

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 1 – DESCRIPTION OF BUSINESS:

A.	Overview:

G Medical Innovations Holdings Ltd. (“G Medical,” and together with its subsidiaries, the “Company”) was incorporated in October 2014 under Cayman Island law.

The Company is ushering in a new era of healthcare and wellness by utilizing its patent-pending wireless technologies, and proprietary information technology and service platforms, to empower a new generation of consumers, patients and providers to improve quality of life. The Company develops the next generation of mobile technologies that will empower consumers and providers to better monitor, manage, and improve clinical and personal health outcomes.

The Company offers a suite of both consumer and clinical grade products and platforms which are positioned to reduce inefficiencies in healthcare delivery, improve access, reduce costs, increase quality of care, and make healthcare more personalized and precise.

The Company has incurred negative cash from operation and net losses for current and recent years. The company financed its operation up do date by using bank credit line, issuance of shares, and loan from its major shareholder. The company’s major shareholder committed to continue and support the company’s ongoing operation for the foreseeable future.

B.	Subsidiary in USA:

In November, 2017, the Company through its wholly owned subsidiary, G Medical Innovations USA Inc, had entered into an agreement to acquire 100% of the issue capital of CardioStaff Diagnostic Services Inc (“CardioStaff”), a United States based Independent Diagnostic Testing Facility (“IDTF”).

CardioStaff (renamed G Medical Diagnostics Services, Inc.) is a Medicare and Medicaid designated IDTF that provides physicians practices and hospitals with 24/7 patient medical monitoring services at the highest clinical accuracy together with state-of-the-art technologies and licensed professional staff. Headquartered in Austin, TX, CardioStaff provides medical customer services nationwide. The call center offers a variety of monitoring services including Cardiac Events Monitoring, Extended Holter Monitoring and Mobile Cardiac Tele-Monitoring.

Going forward with the CardioStaff acquisition, complements G Medical’s strategy to develop a U.S.-IDTF. This allows G Medical to secure its ability to provide national coverage medical call center services and enter the medical reimbursement space industry.

As a result of the CardioStaff acquisition, the Company absorbed $3.22 million in debt and issue $1 million in the Company shares. On December 6, 2017, the Company completed the acquisition.

Upon the closing of the acquisition, the Company issued 3,254,859 ordinary shares to the former CardioStaff shareholders.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 1 – DESCRIPTION OF BUSINESS (CONT.):

B.	Subsidiary in USA (Cont.):

The purchase consideration was allocated between the acquired tangible assets and intangible assets, based on their fair values. The purchase consideration was allocated between the acquired tangible assets and intangible assets, based on their fair values. Fair values were estimated with the assistance of an independent third party. Management is fully responsible for the valuation of the assets. The fair value assigned to identifiable intangible assets acquired has been determined by using valuation methods that accounts for replacement costs, using estimates and assumptions determined by management.

Based on the above, the Company determined that the purchase price exceeded the fair values of assets acquired by approximately $2,950, which is recognized as goodwill. Upon the purchase price allocation, an amount of $1,941 was allocated to insurance coverage agreements to be amortized over one year period.

The table below summarizes the fair value of assets and liabilities acquired at the purchase date:

November 30, 2017

Cash and Cash equivalents	8
Insurance agreements	1,941
Deferred tax liability	(679)
Accounts payable and others	(888)
Loans	(2,332)
Goodwill *	2,950

Total net assets acquired	1,000

* Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The goodwill is attributed to the expected benefits arising from the synergies of the combination of the activities of the Company and acquired company.

The CardioStaff acquisition resulted in the Company incurring consolidated revenues and consolidated loss of $109 and $363 respectively, for the period from December 1 to December 31, 2017. The transaction costs amounted to 100 and were charged to general, and administrative expenses.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 1 – DESCRIPTION OF BUSINESS (CONT.):

B.	Subsidiary in USA (Cont.):

The pro forma financial information presented below is for informational purposes only, is subject to a number of estimates, assumptions and other uncertainties, and is not indicative of the results of operations that would have been achieved if the transaction had taken place at January 1, 2017.

The pro forma financial information is as follows:

Year ended December 31, 2017
Total revenues	1,796
Net loss attribute to the Company	29,108

C.	Subsidiary in China:

On October 30, 2016, the Company signed a term sheet with Guangzhou Sino-Israel Bio-Industry Investment Fund LLP (the “Investor”). Initially, a wholly owned foreign enterprise was established in Guangzhou under the laws of the Republic of China, in which the Company owned 100% of the share capital. At the closing date as set forth in the business plan, the foreign enterprise was transformed into a subsidiary and the Investor paid to the Company’s subsidiary a total amount of $4.9 million, net of issuance costs amounted to $100, that represents 30% of the subsidiary equity rights. The Company has control over foreign enterprise and therefore the transaction was treated as a transaction with non-controlling interest.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed in the preparation of the consolidated financial statements, on a consistent basis, are:

A.	Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out below. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial liabilities which measured at fair value until conversion. The Company has elected to present the statement of comprehensive income using the function of expense method.

B.	Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the company considers all relevant facts and circumstances, including:

●	The size of the Company’s voting rights relative to both the size and dispersion of other parties who hold voting rights.
●	Substantive potential voting rights held by the Company and by other parties.
●	Other contractual arrangements.
●	Historic patterns in voting attendance.

The consolidated financial statements present the results of the Company and its subsidiaries as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

B.	Basis of consolidation (Cont.)

The consolidated financial statements of the Company include the accounts of the Company and the following subsidiaries:

Entity name	State incorporated	Percent ownership
G Medical Innovations Holdings Ltd.	Cayman Islands	Parent Company
G Medical Innovations Ltd.	Israel	100%
G Medical Innovations Asia Ltd.	Hong Kong	100%
G Medical Innovations UK Ltd.	United Kingdom	100% - G Medical Innovations Asia Ltd.
Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd.	China	70% - G Medical Innovations Asia Ltd
G Medical Innovations MK Ltd.	Macedonia	100%
G Medical Innovations USA Inc.	USA	100%
G Medical Diagnostic Services, Inc. (Formerly CardioStaff Diagnostic Services Inc)	USA	100% - G Medical Innovations USA Inc.

The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the statement of financial position, the acquirer’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of comprehensive income from the date on which control is obtained. They are deconsolidated from the date on which control ceases.

The Company recognizes any non-controlling interest in its acquisitions on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquirer’s identifiable net assets.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

C.	Estimates and assumptions

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

D.	Foreign currency

The financial statements are prepared in U.S. dollars (the functional currency).

Transactions and balances in foreign currencies are converted into U.S. dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Monetary assets and liabilities – at the rate of exchange applicable at the consolidated statements of financial position date;

●	Exchange gains and losses from the aforementioned conversion recognized in the statement of comprehensive income.

●	Expense items – at exchange rates applicable as of the date of recognition of those items.

●	Non-monetary items converted at the rate of exchange used to convert the related consolidated statements of financial position items i.e. at the time of the transaction.

E.	Cash and cash equivalents

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks and the maturity of which do not exceed three months at the time of deposit and which are not restricted.

F.	Restricted cash

Restricted cash is considered by the Company to be deposits with banks which are used mainly as a security for guarantees provided against payable payments in advance.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

G.	Research and development

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

●	The product is technically and commercially feasible.

●	The Company intend to complete the product so that it will be available for use or sale.

●	The Company has the ability to use the product or sell it.

●	The Company has the technical, financial and other resources to complete the development and to use or sell the product.

●	The Company can demonstrate the probability that the product will generate future economic benefits.

●	The Company is able to measure reliability the expenditure attributable to the product during the development.

During the years 2017 and 2016 the Company did not meet the following criteria, and therefore all the development costs were recognized as expenses.

H.	Goodwill

Goodwill represents the excess of the costs of a business combination over the interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired. Cost of a business combination comprise the fair values of assets given, liabilities assumed and equity instruments issued. Any costs of acquisition are charged to profit or loss. Goodwill is recognized as an intangible asset with any impairment in carrying value being charged to the income statement. The Goodwill is not systematically amortized and the Company reviews goodwill for impairment once a year, or more frequently if events or changes to circumstances indicated that there is an impairment.

I.	Intangible assets

Acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured on initial recognition at fair value at the acquisition date. Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the assets may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

J.	Issuance costs

The Company allocated the incremental costs that were directly attributable to issuing new shares to equity (net of any income tax benefit) and the costs that were related to the stock market listing or are otherwise not incremental and directly attributable to issuing new shares, were recorded as an expense in the statement of comprehensive income. Costs that were related to both share issuance and listing were allocated between those shares based on the number of shares.

K.	Earnings per share

Basic earnings per share is calculated as net loss attribute to the Company, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

L.	Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

M.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

1. in the principal market for the asset or liability, or

2. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

M.	Fair value measurement (Cont.)

Classification of fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

The following table sets out the Company’s liabilities that are measured and recognized at fair value in the financial statements:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Convertible loan	-	-	(1,519)	(1,519)

The fair value measurement of the convertible loan in the table above, using the Black-Scholes model, is based on significant unobservable inputs a thus represent a level 3 measurement within the fair value hierarchy. The key inputs that were used in measuring the fair value of the convertible loan were: risk free interest rate- 1.7%, expected volatility-45%, expected dividend yield 0% and expected term- 1 year.

Convertible loan
Convertible loan as of December 31, 2015	-
Receipts of convertible loan	(1,275)
Change in fair value of convertible loan	(244)
Convertible loan as of December 31, 2016	(1,519)

Convertible loan
Convertible loan as of December 31, 2016	(1,519)
Receipts of convertible loan	(179)
Change in fair value of convertible loan	(62)
Conversion of convertible loan into shares and warrants	1,760
Convertible loan as of December 31, 2017	-

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

M.	Fair value measurement (Cont.)

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Derivative liability - warrants	-	-	(778)	(778)

The fair value measurement of the warrants in the table above, using the Black-Scholes model. The key inputs that were used in measuring the fair value of the warrants were: risk free interest rate - 2.43%, expected volatility - 60%, expected term - 1.838 year and Expected dividend yield - 0.

Derivative liability
Derivative liability - warrants as of December 31, 2016	-
Change in fair value of derivative liability	(778)
Derivative liability - warrants as of December 31, 2017	778

N.	Financial assets

The Company’s accounting is as follows:

Loans and receivables: Loans and receivables are initially recognized at fair value plus any transaction cost directly attributable to the issue of the instrument.

O.	Financial Liabilities

The Company classifies its financial liabilities as follows:

Other financial liabilities: including the following items:

●	Bank borrowings, trade payables, loans from bank, loan from controlling shareholder and other short-term liabilities are initially recognized at fair value less any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortized cost using the effective interest method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs, as well as any interest or coupon payable while the liability is outstanding.

Fair value through profit and loss: certain liabilities are measured at fair value through profit or loss. Transaction costs are recognized in profit or loss.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

P.	Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried at amortized cost.

Q.	Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

R.	Leases

Leases are classified at their inception as either operating or finance leases based on economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating Leases-

The minimum lease payments made under operating leases are charged against profits in equal installments over the accounting periods covered by the lease term where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item. The cost of improvements to or on leased property is capitalized, disclosed as leasehold improvements and amortized over the shorter between the leasehold improvements economic life and the operating lease period.

S.	Deferred taxes

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. In addition, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability is probable.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

T.	Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight line method, based on the estimated useful lives of the assets, as follows:

Estimated useful lives

Computers and electronic equipment	3
Furniture and equipment	7
Vehicles	6.67
Leasehold Improvement	see note 2R

U.	Changes in accounting policies and disclosures continued

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative:

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses).

The Company has provided the information in note 12.

V.	New IFRSs in the period prior to their adoption

IFRS 15 Revenue from Contracts with Customers

IFRS 15 shall replace other IFRS provisions relating to revenue recognition.

The core principle of IFRS 15 is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

IFRS 15 sets out a single revenue recognition model, according to which the entity shall recognize revenue in accordance with the said core principle by implementing a five-step model framework:

1) Identify the contract(s) with a customer.

2) Identify the performance obligations in the contract.

3) Determine the transaction price.

4) Allocate the transaction price to the performance obligations in the contract.

5) Recognize revenue when the entity satisfies a performance obligation.

IFRS 15 provides guidance about various issues related to the application of the said model, including: recognition of revenue from variable consideration set in the contract, adjustment of the price of transaction set in the contract in order to reflect the effect of the time value of money and costs to obtain or fulfill a contract.

IFRS 15 extends the disclosure requirements regarding revenue and requires, among other things, that entities disclose qualitative and quantitative information about significant judgments made by management in determining the amount and timing of the revenue.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

V.	New IFRSs in the period prior to their adoption (Cont.)

IFRS 15 Revenue from Contracts with Customers (Cont.)

The standard shall be applied retrospectively for annual reporting periods starting on January 1, 2018 or thereafter, IFRS 15 will not have a material impact on the financial statements, as the company just started to generate revenues.

IFRS 9 Financial Instruments:

IFRS 9 replaces the multiple classification and measurement models in IAS 39 Financial instruments: Recognition and measurement with a single model that has initially only two classification categories: amortized cost and fair value.

Classification of debt assets will be driven by the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. A debt instrument is measured at amortised cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest.

All other debt and equity instruments, including investments in complex debt instruments and equity investments, must be recognized at fair value.

All fair value movements on financial assets are taken through the statement of profit or loss, except for equity investments that are not held for trading, which may be recorded in the statement of profit or loss or in reserves (without subsequent recycling to profit or loss).

For financial liabilities that are measured under the fair value option entities will need to recognize the part of the fair value change that is due to changes in the their own credit risk in other comprehensive income rather than profit or loss. The new hedge accounting rules (released in December 2013) align hedge accounting more closely with common risk management practices.

As a general rule, it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation.

In December 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. With these amendments, IFRS 9 is now complete. The changes introduce:

–	a third measurement category (FVOCI) for certain financial assets that are debt instruments a new expected credit loss (ECL) model which involves a three-stage approach whereby financial assets move through the three stages as their credit quality changes. The stage dictates how an entity measures impairment losses and applies the effective interest rate method. A simplified approach is permitted for financial assets that do not have a significant financing component (e.g. trade receivables). On initial recognition, entities will record a day-1 loss equal to the 12 month ECL (or lifetime ECL for trade receivables), unless the assets are considered credit impaired.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

V.	New IFRSs in the period prior to their adoption (Cont.)

IFRS 9 Financial Instruments (Cont.)

IFRS 9 is to be applied for annual periods beginning on January 1, 2018.

The Company doesn’t expect to have a material influence on the consolidated financial statements.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

Share based compensation

The consolidated entity has a share based remuneration scheme for employees. The fair value of share options is estimated by using the a Monte-Carlo simulation, which was derived to model the value of the firm’s equity over time The simulation model was designed to take into account the unique terms and conditions of the performance shares and share options, as well as the capital structure of the firm and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are described in the share based compensation note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest (see also note 14).

Business Combination

The purchase price consideration was allocated by an independent third party in accordance with the valuation policy set out in the note between the acquired tangible assets and intangible assets, based on their estimated fair values. The estimated fair value assigned to identifiable intangible assets acquired has been determined by using valuation methods that accounts for replacement costs, using estimates and assumptions determined by management. Based on the above, the Company determined that the purchase price exceeded the estimated fair values of assets acquired by approximately $2.9 million, which is recognized as goodwill.

A valuation process by nature requires significant judgment due to the impact that changes in assumptions can have on the valuations; in particular, the forecast cash flows, capitalization rates and discount rates.

NOTE 4 – INVENTORIES:

	December 31, 2017	December 31, 2016

Raw materials	49	-
Finish goods	182	-
	231	-

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 5 – OTHER ACCOUNTS RECEIVABLE:

	December 31, 2017	December 31, 2016

Prepaid expenses	191	5
Advances to suppliers	180	-
Institutions	122	37
Others	32	35
	525	77

NOTE 6 – GOODWILL:

December 31, 2017

Balance at the beginning of the year	-
Acquisition during the year	2,950
Impairment	-

Balance at the end of the year	2,950

NOTE 7 – INTANGIBLE ASSETS, NET:

Insurance agreements
Cost:

As of January 1, 2017	-
Acquisition of a subsidiary	1,941

As of December 31, 2017	1,941

Accumulated amortization:

As of January 1, 2017	-
Amortization	162

As of December 31, 2017	162

Net book value:

As of December 31, 2017	1,779

The significant intangibles recognized by the Company, their useful economic lives and the methods used to determine the cost of intangibles acquired in a business combination are as follows:

Intangible asset	Useful life

Insurance agreements	1 year

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT, NET:

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvement	Total

Cost

As of January 1, 2017	92	35	-	10	137
Additions	1,292	62	115	82	1,551
As of December 31, 2017	1,384	97	115	92	1,688

Accumulated depreciation

As of January 1, 2017	22	3	-	1	26
Additions	35	4	16	5	60
As of December 31, 2017	57	7	16	6	86

Net Book Value:
As of December 31, 2017	1,327	90	99	86	1,602

As of December 31, 2016	70	32	-	9	111

NOTE 9 – LOAN FROM CONTROLLING SHAREHOLDER:

The Company signed an agreement to receive a short-term loan up to $600 from its major shareholder. The loan bears an interest at the rate of libor+3% and will be repaid in two equal installments on June 1, 2017 and on September 1, 2017.

In February 2017, the Company signed an amendment to the loan agreement, according to which the loan will be repaid in two equal installments, three and six months following the commencement of sales of the Company’s products.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 10 – CONVERTIBLE LOAN:

On November 29, 2016, the Company signed a Convertible Loan Agreement with a number of investors (the “Lenders”), in which the Company borrowed a total amount of AUD 2 million ($1.4 million), out of which $1.2 million was borrowed in 2016. Upon certain terms as set forth in the agreement, the Lenders will be repaid or entitled to convert the loan into the Company’s shares at a price per share representing a discount of 10% to the initial public offering price in addition to one warrant for two shares at a price of 150% of the public offering price, in case of a public offering. If the Company will not complete the public offering by July 1, 2017, the Company will pay the Lenders the total principle amount plus10% premium. The Lenders do not have any right to elect to redeem the loan. The Company designated upon initial recognition that the convertible loan will be measured at fair value through profit or loss.

As of December 31, 2016, the convertible loan’s fair value amounted to $1,519. Upon the initial public offering that took place in May, 2017 the loan fair value amounted to $1,760 was converted into 11,111,111 shares along with 5,555,556 warrants.

The warrants were classified as a derivative financial liability and are re-measured each reporting date according to Black-Scholes model, with changes in fair value recognized in finance expense (income), net, since the exercise price of the warrants is denominated in AUD and the functional currency of the Company is the USD. The key assumptions used in the Black-Scholes model:

Risk free rate:	2.11%
Volatility of assets:	60%
Expected Term:	1-3 years.
Expected dividend yield:	0%

NOTE 11 – OTHER ACCOUNTS PAYABLE:

	December 31, 2017	December 31, 2016

Employees and authorities	538	217
Tax authorities	360	58
Others	100	-
	998	275

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 12 – LONG TERM LOANS:

			December 31,	December 31,
	Linked to	Interest rate	2017	2016

Long term loans	U.S. dollar	2.5%-12%	4,086	1,936
Less- Current portion			(1,480)	(176)
			2,606	1,760

A.	During the years 2015 through 2017, the Company received several loans from Bank Mizrahi Tfahot. As of December 31, 2017, the total amount of these loans is: $2,334. The loans bear interest of between 2.5%-3% per annum.

B.	The Company’s major shareholder provides a guarantee for the loans payments described above.

C.	Upon CardioStaff acquisition, additional long- term loans were added to the Company balance, As of December 31, 2017, the total amount of these loans is $1,752. The loans bear interest of between 4%-12% per annum.

D.	Reconciliation of the changes in liabilities for which cash flows have been, or will be classified as financing activities in the statement of cash flows:

Bank loans
As of January 1, 2017	1,936
Changes from financing cash flows
Receipts of long term loans from bank	615
Repayment of loans	(640)
Total changes from financing cash flows	(25)
Accrued interest of long term loans	32
Loans upon acquisition	2,332

As of December 31, 2017	4,275

Convertible loan
As of January 1, 2017	1,519
Changes from financing cash flows
Receipts of convertible loan	179
Total changes from financing cash flows	179
Change in fair value of convertible loan	62
Conversion of convertible loan into shares and warrants	(1,760)
As of December 31, 2017	-

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 13 – COMMITMENTS AND CONTINGENCIES:

A.	The Israeli subsidiary’s entire assets and rights were pledged as a floating charge to secure bank borrowings.

B.	On November 20, 2017, a certain advisor made a demand in relation to a capital raising and advisory mandate for a corporate fee payment and other costs amounted to AUD 566,186 (approximately, $400).

No provision was recognized due to this claim as the Company’s management, based on its legal advisor opinion, does not consider there will be any probable cash outflow regarding this claim.

C.	The Company leases its office facilities and motor vehicles under various operating leases. Total rent expense under these operating leases was $147 and $53 for the years ended December 31, 2017 and 2016, respectively. Future minimum lease commitments under operating leases as of December 31, 2017 are as follows:

Year ended December 31:	$ in thousands

2018	412
2019	443
2020	313

1,168

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 14 – SHAREHOLDERS’ EQUITY (DEFICIT):

A.	The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

	Number of shares
	December 31, 2017		December 31, 2016
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares of $0.001 par value	1,000,000,000	339,659,320	11,000,000	10,000,000

B.

As of December 2016, the Company issued a promissory note with a face value of $1,500 to its controlling shareholder (hereinafter, the “loan”), for proceeds in the same amount. The loan bears no interest and will be repaid only upon liquidation (as defined in the agreement) of the Company.

Since the definition of liquidation in the agreement includes also uncertain future events (such as bankruptcy, insolvency, etc.) that are beyond the control of both the issuer and the controlling shareholder, the loan was classified as a liability. As a transaction with a controlling party of the Company, the Company considered whether the transaction was conducted under arm’s length, as the liability should be recorded on initial recognition at fair value in accordance with IAS 39 and IFRS 9.

As of December 2016, the fair value of the promissory note and the subsequent interest expenses for the years 2017 were found to be immaterial. As a result, the Company recorded the entire amount as a contribution from its controlling shareholder in other reserve in the equity.

In order to analyze the fair value of the promissory note, the Company applied a Monte-Carlo based risk neutral valuation model, which simulates the value of the Company’s assets value over time and maps the value of the note, given that it has been triggered. The key inputs used for the sake of applying our model are: the expected time (10 years), the expected volatility of assets (45% per annum) and the 10 years risk free rate (2.45%).

C.	Bonus Shares: In February 2017, the Company allocated 134,984,117 bonus shares in anticipation of an initial public offering in Australia and listing on the Australian Securities Exchange. In order to keep the existing shareholders whole, in connection with the amount of shares expected to be issued upon the public offering, the Company issued bonus shares (on a pro-rata basis) to its existing shareholders prior to the public offering. In order to issue the bonus shares, the Company issued 125,240,000 shares to the Company’s controlling shareholder, and other existing shareholders (mostly Israeli individuals) received, due to tax reasons, 9,744,117 options exercisable into shares with an exercise price of $0.00001 (negligible), so that the economic effect of the grant was equivalent to bonus issuance of shares (stock dividend) to its existing shareholders. All options were exercised the same day they were granted.

D.

In May, 2017 the Company completed a public offering, the Company issued 60,000,000 shares at a price per share of $0.15 (AUD 0.2). In addition, the Company issued 11,111,111 shares and 5,555,556 warrants, according to the Agreement.

The warrants were classified as a derivative financial liability and are re-measured each reporting date according to Black-Scholes model, with changes in fair value recognized in finance expense (income), net, since the exercise price of the warrants is denominated in AUD and the functional currency of the Company is the USD.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 14 – SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.):

D.	The key assumptions used in the Black-Scholes model:

Risk free rate:	1.53%
Volatility of assets:	70%
Expected Term:	1-2 years
Expected dividend yield:	0%

E.	On November 15, 2017, the Company completed placement of AUD 13.5 million ($10.2 million), On November 21, 2017 the Company issued 31,395,349 shares (the “Placement Shares”) at a price per share of $0.325 (AUD 0.43).

In addition, the Company issued 2 million unlisted options to Hunter Capital in consideration for lead manager services provided in relation to the Placement.

F.	On December 6, 2017, the Company has issued 3,254,859 fully paid ordinary shares to the shareholders of CardioStaff, representing $1 million which was calculated using an AUD: USD conversion rate of 0.7586 and the closing price of the Company shares as at November 29, 2017 being AUD 0.405.

G.	Options and shares granted to employees and service providers:

1.	In January, 2017, the Board of Directors approved a Global Equity Incentive Plan (the “Plan”). Under the Plan, 4,928,685 options for ordinary shares with $0.00001 exercise price per share, were granted to employees, directors, consultants and sub-contractors of the Company. During February, 2017, 3,913,884 fully vested options were converted into shares of the Company on 1:1 basis. The fair value of the options were measured according to share price in the initial public offering in Australia.

Upon the May 2017 public offering, the Company granted 15,000,000 shares and 20,000,000 fully vested options with AUD0.3 exercise price per share to its service provider, the options will be expired upon 3 years from issuance. In 2017, the Company recorded an expense at the amount of $2,299.

2.	A summary of the status of the Company’s option plan granted to employees as of December 31, 2017 and changes during the relevant period ended on that date is presented below:

	Year ended December 31, 2017
	Number of options	Weighted average Exercise price

Outstanding at beginning of year	-	-
Granted	4,928,685	$0.00001
Exercised	(3,913,884)
Forfeited and cancelled	-	-

Outstanding at end of year	1,014,801	$0.00001

Exercisable options	281,312	$0.00001

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 14 – SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.):

G.	Options and shares granted to employees and service providers (Cont.):

3.	The options outstanding as of December 31, 2017 are comprised, as follows:

Exercise price	Outstanding as of December 31, 2017	Weighted average exercise price	Weighted average remaining contractual term	Exercisable as of December 31, 2017	Weighted average exercise price	Weighted average remaining contractual term
			(years)			(years)

$0.00001	1,014,801	$0.00001	4.1	281,312	$0.00001	4.1

H.	Performance rights:

Upon the May 2017 public offering, three classes of Performance Rights (“Performance Rights”) were approved by shareholders at an Extraordinary General Meeting. The Performance Rights convert to ordinary shares on 1:1 basis, when the attaching milestone is met:

70,000,000 Class A Performance Right milestone requires an FDA approval within 12 months from grant date, the Performance Rights will be expired in one year. In September, 2017, the Company received clearance from the FDA and met the first milestone, following this 70,000,000 Class A Performance Rights were converted into shares of the Company on 1:1 basis.

60,000,000 Class B Performance Right milestone requires rolling 12 months revenues of at least $30,000, the Performance Rights will be expired in 2 years.

60,000,000 Class C Performance Rights require cumulative EBITDA of at least $25,000, the Performance Rights will be expired in 3 years.

The total fair value of performance shares at the amount of $15,888 was expensed through profit and loss.

The key parameters used in the Monte Carlo simulation model:

Risk free rate:	1.7%
Volatility of assets:	45%
Expected terms:	1-3 years.
Expected dividend yield:	0%

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 15 – RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended	Year ended
	December 31, 2017	December 31, 2016

Payroll and related	2,236	1,037
Share based compensation	464	-
Subcontractors and materials	1,040	706
Travel expenses	58	6
Patents	49	36
Others	137	23
Total	3,984	1,808

NOTE 16 – SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended	Year ended
	December 31, 2017	December 31, 2016

Professional services	1,883	332
Payroll and related	1,699	261
Share based compensation	17,723	-
Travel expenses	379	113
Rent and office maintenance	315	130
Depreciation and amortization	176	6
Others	356	12
Total	22,531	854

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 17 – EARNINGS PER SHARE:

Earnings per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year ended December 31, 2017	Year ended December 31, 2016

Loss for the year attributable to shareholders	(27,057)	(3,016)
Weighted average number of ordinary shares	234,216,242	144,984,117 (*)
Basic loss per share in USD	(0.11)	(0.02)

* Restated due to issuance of bonus shares.

NOTE 18 – TAXES ON INCOME:

A.	Taxes on income:

Cayman Islands:

The Company has incorporated in the Cayman Islands and under the local current laws; the Company is not subject to corporate income tax.

Israel:

The Israeli corporate tax rate was 25% in 2016 and 24% in 2017.

The Law for the Amendment to the Income Tax Ordinance, New Version, 1961 (Amendment 216) was published in the official gazette in January 2016; the said law stipulated the reduction of the rate of corporate tax from 26.5% to 25% commencing January 1, 2016. On December 2016, the Israeli government published the Economic Efficiency Law (2016) (legislative amendments to accomplish budget goals for the years 2017 and 2018) According to which, in 2017 the tax rate will decrease by 1% and starting 2018 by 2%; so that the tax rate will be 24% in 2017 and 23% in 2018 and onwards. Since the Company has carry forward losses and there is no deferred tax assets or liability there is no impact of the tax rate change.

United States of America:

The U.S. subsidiary was incorporated in 2017 and is subject to local corporate tax in the United States. As of December 31, 2017, the U.S. subsidiary has not received a final tax assessment.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Jobs Act”), which significantly changed U.S. tax law. The Jobs Act lowered the Company’s U.S subsidiaries. Statutory federal income tax rate from 35% to 21% effective January 1, 2018. During 2017, the Company recognized a provision for income taxes of $249 to the impact of remeasuring the Company’s deferred tax balances to reflect the new tax rate.

B.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense:

	Year ended December 31, 2017	Year ended December 31, 2016
Loss before income tax	(27,162)	(2,986)
Statutory tax rate	0%	0%
Income tax at the statutory tax rate	-	-
Changes in tax rate	248	0
Expenses not recognized for tax purposes	(390)	(30)
Recognition of deferred tax assets which were not recognized on prior periods	57
Income tax expenses	(85)	(30)

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 18 – TAXES ON INCOME (CONT.):

C.	Income tax expenses:

	Year ended	Year ended
	December 31, 2017	December 31, 2016

Current	390	30

Deferred taxes, net	(305)	-

	85	30

D.	Deferred tax liabilities:

Deferred tax assets, net reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company’s deferred tax asset, net resulting from:

December 31, 2017
Deferred tax liabilities:
Intangible assets	374
Total	374

NOTE 19 – RELATED PARTIES AND SHAREHOLDERS:

●	The following transactions arose with related parties:

Transaction	Year ended December 31, 2017	Year ended December 31, 2016
Short term employee benefits	1,073	196
Post-employment benefits	113	50
Share based compensation	14,993	-

Liabilities to related parties:

Name	December 31, 2017	December 31, 2016
key management personnel	135	27
Loan from controlling shareholder	492	505

●	In 2016 the Company signed an agreement to receive a short-term loan up to $600 from its major shareholder (See also note 9).

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 20 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position. The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

A.	Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31, 2017	December 31, 2016

Cash and Cash Equivalents	14,158	752
Restricted Cash	57	34
Trade receivables	140	-
Other Accounts Receivable	155	71

Total	14,510	857

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 20 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

B.	Currency risk:

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the New Israeli Shekel and the AUD. The Company’s policy is not to enter into any currency hedging transactions.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

Assets	December 31, 2017
	NIS	AUD	RMB	Total
Cash and cash equivalents	140	5,605	4,101	9,846
Restricted cash	47	-	-	47
Other accounts receivable	65	-	75	140
	252	5,605	4,176	10,033

Liabilities
	NIS	AUD	RMB	Total
Trade and other payables	838	98	11	947
Long term loan	105	-	-	105
Derivative liability	-	778	-	778
	943	876	11	1,830

Net	(691)	4,729	4,165	8,203

Assets	December 31, 2016
	NIS	AUD	Total
Cash and cash equivalents	207	541	748
Restricted cash	34	-	34
Other accounts receivable	37	10	47
	278	551	829

Liabilities
	NIS	AUD	Total
Trade and other payables	512	-	512
Convertible loan	-	1,519	1,519
	512	1,519	2,031

Net	(234)	(968)	(1,202)

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 20 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

C.	Sensitivity analysis:

A 10% strengthening of the United States Dollar against the following currencies would have increased (decreased) equity and the income statement by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. For a 10% weakening of the United States Dollar against the relevant currency, there would be an equal and opposite impact on the profit and other equity.

	December 31, 2017	December 31, 2016
Linked to NIS	(691)	(234)
	10%	10%
	(69)	(23)

Linked to AUD	4,729	(968)
	10%	10%
	473	(97)

Linked to RMB	4,165	-
	10%	-
	416	-

D.	Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities.

The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

	December 31, 2017	December 31, 2016
Trade and other payables	1,191	512
Bank loans	4,086	2,281
Loan from shareholder	492	509
Convertible Loan	-	1,403
	5,769	4,705

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 21 – Subsequent Events:

A.	In May 2018, the Company signed an agreement (the “2018 Credit Line”) to receive a short-term loan up to $3 million from its major shareholder. The loan bears an interest of 10% per annum with a repayment date of April 30, 2019. The Company has the option to fully repay the loan at its own discretion during the 12 months period. The 2018 Credit Line was amended in October 2018, such that the aggregate amount available to the Company is $ 10 million. The 2018 Credit Line is unsecured, and bears multiple fixed interest rates, calculated on a linear basis from the disbursement date of each installment of the principal amounts: (i) 10% per annum for all amounts drawn until October 1, 2018 and (ii) 12% per annum for all amounts drawn as of October 1, 2018.

B.	On September 5, 2018, the Company entered into a Controlled Placement Agreement with Acuity Capital Investment Management Pty Ltd which provides us with up to AUD 10,000 thousand (approximately $7,200) of standby equity over a period of 28 months. Pursuant to the Controlled Placement Agreement, the Company issued to Acuity an option to require the Company to issue and allot, subject to prior notice, Ordinary Shares at an exercise price per Ordinary Share equal to the greater of (i) 90% of the VWAP of our Ordinary Shares traded by Acuity on ASX during a valuation period and (ii) a floor price for such valuation period, to be determined by the Company from time to time. Subject to the terms of the Controlled Placement Agreement, the Company may, at any time, terminate the Controlled Placement Agreement, following which Acuity may not require the Company to issue or allot any additional Ordinary Shares. As part of the agreement with Acuity, the Company issued to Acuity 17,000,000 Ordinary Shares to be held in collateral for no consideration. Upon the termination of the Controlled Placement Agreement, the Company may buy back the 17,000,000 collateral shares for no consideration.

As of December 11, 2018, Acuity has exercised its option to purchase 3,325,000 Ordinary Shares, for aggregate net proceeds of AUD 1,085 thousand (approximately $782).

C.	In October and November 2018, The Company entered into a convertible securities agreement (the “Convertible Securities”) with investors (the “Noteholders”), the Company issued 4,050,000 Notes (face value of $ 1.1 per Note) to the Noteholders for an aggregate principal amount of $4,050. The Convertible Securities mature 18 months after the issuance date and are convertible into an aggregate of 18,838,556 Ordinary Shares. Each Convertible Security is convertible into such number of Ordinary Shares equal to the product of the number of Convertible Securities converted and the face value of $1.10 per Convertible Security, divided by the exchange rate of $0.7034 and divided by the fixed conversion price of AUD 0.3362 (approximately $0.2365). In addition, we issued to the Noteholders of the Convertible Securities 870,673 Ordinary Shares and warrants to purchase an aggregate of 4,657,002 Ordinary Shares with an exercise price of AUD 0.391 (approximately $0.28), which expire on October 31, 2023. For lead manager services, we granted a warrant to purchase an aggregate of 1,218,311 Ordinary Shares with an exercise price of AUD 0.391 (approximately $0.28), which expire on October 31, 2023.

D.	On November 2, 2018, the Company announced that its wholly owned subsidiary, G Medical Innovations USA Inc, had entered into an agreement to acquire all of the membership interests in Telerhythmics LLC, a United States based Independent Diagnostic Testing Facility.

In return the Company has assumed up to a maximum of $1.95 million in debt.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30, 2018	December 31, 2017
	Note	Unaudited
		$ in thousands
CURRENT ASSETS:
Cash and cash equivalents		3,204	14,158
Restricted cash		715	57
Inventories	4	1,284	231
Trade receivables, net		547	140
Advance to suppliers		487	180
Other accounts receivable		402	345
Intangible assets, net		809	1,779
Total current assets		7,448	16,890

NON-CURRENT ASSETS:
Other assets		94	60
Goodwill		2,950	2,950
Property, plant and equipment, net	5	3,354	1,602
Total non-current assets		6,398	4,612
Total assets		13,846	21,502

CURRENT LIABILITIES:
Short term bank credit and current portion of long term bank loans		1,453	1,669
Trade payables		2,260	1,377
Loan from shareholder		2,011	492
Other accounts payable		1,084	998
Total current liabilities		6,808	4,536

NON-CURRENT LIABILITIES:
Derivative liability - warrants	3	241	778
Deferred taxes, net		170	374
Long term loans		2,052	2,606
Total non-current liabilities		2,463	3,758

SHAREHOLDERS’ EQUITY:	6
Ordinary shares; $0.001 par value, 1,000,000,000 shares authorized, 339,762,777 and 339,659,320 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively.		340	340
Other reserve		1,500	1,500
Additional paid in capital		38,861	38,723
Accumulated losses		(40,574)	(32,065)
G Medical Innovations Holdings Ltd. Shareholders’ equity		127	8,498

Non-controlling interest		4,448	4,710

Total Equity		4,575	13,208

TOTAL LIABILITIES AND EQUITy		13,846	21,502

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Six month period ended
		June 30, 2018	June 30, 2017
		Unaudited
	Note	$ in thousands (Except Share and Par Value Data)

Revenues:
Services		985	-
Products		16	-
Total sales of products		1,001	-

Cost of services		1,018	-
Cost of sales of products		86	-
Total cost of revenues		1,104	-

Gross loss		103	-
Operating Expenses:
Research and development expenses		2,528	1,946
Selling, general and administrative expenses		6,677	19,340

Operating loss		9,308	21,286

Finance income		(537)	(112)
Finance expenses		155	240
		(382)	128

Loss before taxes on income		8,926	21,414
Income tax expense (benefit)		(155)	329

Net comprehensive loss		8,771	21,743

Net comprehensive loss for the six months period attributed to:
Non-controlling interests		262	3

G Medical Innovations Holdings Ltd. shareholders		8,509	21,740

Basic loss per share attributable to G Medical Innovations Holdings Ltd. shareholders in USD	7	$(0.03)	$(0.12)

Weighted average common shares outstanding:		339,713,315	179,234,793

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six month period ended June 30, 2018:

	G Medical Innovations Holdings Ltd. shareholders’ equity
	Share capital		Other reserve	Additional paid in capital		Accumulated deficit	Total	Non-controlling Interest	Total Shareholders’ equity
	Unaudited
	$ In thousands

Balance at January 1, 2018	340		1,500	38,723		(32,065)	8,498	4,710	13,208

Changes during the period:
Options exercise into shares	(*	)	-	(*	)	-	-	-	(*	)
Share based compensation	-		-	138		-	138	-	138
Total comprehensive loss	-		-	-		(8,509)	(8,509)	(262)	(8,771)
Balance at June 30, 2018 (Unaudited)	340		1,500	38,861		(40,574)	127	4,448	4,575

For the six month period ended June 30, 2017:

	G Medical Innovations Holdings Ltd. shareholders’ equity
	Share capital	Other reserve	Additional paid in capital	Accumulated deficit	Total	Non-controlling Interest	Total Shareholders’ equity
	Unaudited
	$ In thousands

Balance at January 1, 2017	10	1,500	-	(5,008)	(3,498)	-	(3,498)

Changes during the period:
Issuance of shares, net	60	-	8,550	-	8,610	-	8,610
Issuance of bonus shares	134	-	(134)	-	-	-	-
Options exercise into shares	5	-	(5)	-	(* )	-	(* )
Share based compensation	15	-	18,135	-	18,150	-	18,150
Conversion of convertible loan to shares and warrants	11	-	1,749	-	1,760	-	1,760
Issuance of shares to non-controlling interest	-	-	-	-	-	4,900	4,900
Total comprehensive loss	-	-	-	(21,740)	(21,740)	(3)	(21,743)
Balance at June 30, 2017 (Unaudited)	235	1,500	28,295	(26,748)	3,282	4,897	8,179

* Represents an amount lower than $1 thousand.

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month period ended
	June 30, 2018	June 30, 2017
	Unaudited
	$ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(8,771)	(21,743)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,131	25
Share based compensation	138	18,150
Change in fair value of derivative	(537)	-
Accrued interest of long term loans	(30)	-
Changes in deferred taxes	(204)	-
Change in fair value of convertible loan	-	62
Capital loss from sale of fixed assets	5	-
Increase in trade receivable, net	(407)	-
Increase in other accounts receivable and advance to suppliers	(407)	(23)
Increase in inventories	(1,053)	-
Increase in trade payables	948	251
Increase in other accounts payable	61	318
Accrued interest loan from controlling shareholder	52	-
Exchange rate differences	(33)	-
Change in restricted cash	2	(3)
Net cash used in operating activities	(9,105)	(2,963)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(2,073)	(174)
Proceeds from sale of fixed assets	91	-
Restricted cash	(660)	-
Net cash used in investing activities	(2,642)	(174)

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

	Six month period ended
	June 30, 2018	June 30, 2017
	Unaudited
	$ in thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net	-	8,625
Options exercise into shares	*	*
Receipts of short term loan, net	-	500
Share issuance in subsidiary	-	5,000
Loan from shareholder	1,500	-
Receipts of long term loans from bank	59	115
Receipts of convertible loan	-	179
Repayment of loans from shareholder	-	(10)
Repayment of long -term loans	(613)	(31)
Repayment of short -term loans	(186)	-

Net cash provided by financing activities	760	14,378

Increase (decrease) in cash and cash equivalents	(10,987)	11,241
Effects of exchange rate changes on cash and cash equivalents	33	-
Cash and cash equivalents at beginning of the period	14,158	752

Cash and cash equivalents at the end of the period	3,204	11,993

* Represents an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

APPENDIX A – Amount paid during the period for:

	Six months period ended
	June 30, 2018	June 30, 2017
	Unaudited
	$ in thousands

Interest	131	41
Tax	26	48

APPENDIX B – NON-CASH ACTIVITIES:

	Six months period ended
	June 30, 2018	June 30, 2017
	Unaudited
	$ in thousands

Conversion of convertible loan into shares and warrants	-	1,760
Purchase of property, plant and equipment	64	-
Issuance costs from non-controlling interest transaction	-	100

The accompanying notes are an integral part of the financial statements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 1 – DESCRIPTION OF BUSINESS:

A.	Overview:

G Medical Innovations Holdings Ltd. was incorporated in October 2014 under the Cayman Island law.

The Company is ushering a new era of healthcare and wellness by utilizing its patent-pending wireless technologies, and proprietary information technology and service platforms, to empower a new generation of consumers, patients and providers to improve quality of life.

The Company develops the next generation of mobile technologies that will empower consumers and providers to better monitor, manage, and improve clinical and personal health outcomes.

The Company offers a suite of both consumer and clinical grade products and platforms which are positioned to reduce inefficiencies in healthcare delivery, improve access, reduce costs, increase quality of care, and make healthcare more personalized and precise.

The Company has incurred negative cash from operation and net losses for current and recent years. The Company financed its operation up to date by using bank credit line, issuance of shares, and loan from its major shareholder. The Company’s major shareholder committed to continue and support the Company’s ongoing operation for the foreseeable future.

B.	Subsidiary in USA:

On October 30, 2017, the Company announced that its wholly owned subsidiary, G Medical Innovations USA Inc., had entered into an agreement to acquire 100% of the issue capital of CardioStaff Diagnostic Services Inc. (“CardioStaff”), a United States based Independent Diagnostic Testing Facility.

In return the Company will assume up to a maximum of $3.22 million in debt and issue $1 million in the Company shares. On December 6, 2017, the Company completed the acquisition.

Upon the closing of the acquisition, the Company issued 3,254,859 ordinary shares to the former CardioStaff shareholders.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These condensed consolidated financial statements of the Company are for the six months ended June 30, 2018 and are represented in US dollar, which is the presentation and functional currency of the Company.

The general purpose condensed consolidated condensed financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting.” They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2017.

The condensed consolidated condensed financial statements have been prepared in accordance with the same accounting policies adopted in the last annual consolidated condensed financial statements of the Company for the year ended December 31, 2017.

Functional and presentation currency

These condensed consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Use of Estimates

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of Consolidation

The condensed consolidated financial statements comprise the results and position of the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its operating activities. In assessing control, legal and contractual rights, are taken into account. The condensed consolidated financial statements of subsidiaries are included in the condensed consolidated financial statements from the date that control is achieved until the date that control is lost. Intercompany transactions and balances are eliminated upon consolidation.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Goodwill

Goodwill represents the excess of the costs of a business combination over the interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired. Cost of a business combination comprise the fair values of assets given, liabilities assumed and equity instruments issued. Any costs of acquisition are charged to profit or loss. Goodwill is recognized as an intangible asset with any impairment in carrying value being charged to the income statement. The Goodwill is not systematically amortized and the Company reviews goodwill for impairment once a year, or more frequently if events or changes to circumstances indicated that there is an impairment.

Intangible assets

Acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured on initial recognition at fair value at the acquisition date. Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the assets may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Earnings per share

Basic earnings per share is calculated as net loss attribute to the Company, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

New standards, interpretations and amendments effective from January 1, 2018

IFRS 9 Financial Instruments:

The Company applies IFRS 9, “Financial Instruments,” as of January 1, 2018. IFRS 9 replaces IAS 39, “Financial Instruments: Recognition and Measurement.”

According to IFRS 9, the provisions of IAS 39 will continue to apply to de-recognition and to financial liabilities for which the fair value option has not been elected. According to IFRS 9, changes in the fair value of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

New standards, interpretations and amendments effective from 1 January 2018 (Cont.)

IFRS 9 Financial Instruments (cont.)

Expected credit losses (“ECL”) and their measurement

In order to manage the credit risks associated with customer receivables, the Company aims to secure certain financial guarantees prior to entering into business relationship with its customers. To this end the Company has developed a three-level matrix, which is based on past experience and historical data along with projections of the future into consideration, in order to group the ECL:

1.	Receivable from sale of products – prepayment by credit card on the company’s website.

2.	Receivables from Medicare and Medicaid Services (“CMS”) – which the Company receives reimbursement per the relevant Current Procedural Terminology (“CPT”) code rate for the services rendered to the patient covered by CMS.

3.	Receivables from Contracted third-party payors – Company has negotiated amounts for its monitoring services provided to patients covered by commercial healthcare insurance carriers.

4.	Receivables from Non-Contracted Payors - Non-contracted commercial and government insurance carriers often reimburse out of network rates provided for under the relevant CPT codes on a case rate basis. The transaction price is based on an average of the Company’s historical collection experience and it is reviewed quarterly.

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of June 30, 2018 and December 31, 2017, ECL for trade and other account receivables were $27 and $0, and as such are not disclosed in the financial assets measurement categories in accordance with IAS 39 and IFRS 9. These figures are not presented in separate measurement category on the loss allowance at that date, in accordance with IFRS 7.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

New standards, interpretations and amendments effective from 1 January 2018 (Cont.)

Definition of default, including reasons for selecting the definition

For the contracted and CMS portfolios, the Company has historical experience of collecting substantially all of the negotiated contractual rates and determined at contract inception that these customers, and or their related third-party payor that pays the Company on their behalf, have the intention and ability to pay the promised consideration. As such, the Company is not providing an implicit price concession but, rather, have chosen to accept the risk of default, and adjustments to the transaction price are recorded.

For non-contracted portfolios, the Company is providing an implicit price concession because the Company does not have a contract with the underlying payor, the result of which requires us to estimate transaction price based on historical cash collections utilizing the expected value method. Subsequent adjustments to the transaction price are recorded as an adjustment to revenue and not as an expense.

Write-off policy

The Company writes off its financial assets if any of the following occur:

Inability to locate the debtor.

Discharge of the debt in a bankruptcy.

It is determined that the efforts to collect the debt are no longer cost effective given the size of receivable.

The collections department must comply with the collection efforts outlined in the policy to collect on delinquent customer accounts before any write-offs are made.

Conclusion

The company believes that due to its strong preference to secure financial guarantees on significant transactions before accepting potential credit risk its risk of loss is limited. The three-level matrix described above is used to group the receivables into categories with varying the amount of expected credit risk in order to estimate the ECL.

There was no material impact on the Company’s accounting for financial liabilities’ as the new requirements only effect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company does not have any such liabilities.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

New standards, interpretations and amendments effective from 1 January 2018 (Cont.)

IFRS 15 – “Revenue from Contracts with Customers”

The Company applies IFRS 15 as of January 1, 2018. The standard supersedes other IFRS provisions relating to revenue recognition. The adoption of the standard had no impact on the Company’s financial statements.

Service Revenue

The Company’s revenue is generated primarily from providing cardiac monitoring services. Revenue is recognized when a company satisfies a performance obligation by transferring a promised good or service to a customer, and collectability of the contract consideration is probable. The Company’s revenue is measured based on consideration specified in the contract with each customer.

The Company provides cardiac services using four types of monitors: Mobile Cardiac Telemetry (MCT), Event, extended Holter and Holter. The Company’s services consist of the delivery of reports containing analysis of data captured by the physical device to the prescribing physician and the performance obligations are determined based on the nature of the services provided. With our remote cardiac monitoring services, the patient receives the benefits from the cardiac monitoring service over time, resulting in a time elapsed output method for revenue recognition. Revenue for these services is recognized on a straight-line basis over service period, typically lasting 14 to 30 days. This method provides an accurate depiction of the transfer of value over the term of the performance obligation because the level of effort in providing these services is consistent during the service period. MCT, Event, extended Holter and Holter services are not typically provided to the same patient at the same time.

The Company recognizes revenue on an accrual basis. Billings for services reimbursed by third party payors, including Medicare and Medicaid, are recorded as revenue net of contractual allowances. Contractual allowances are estimated based on historical collections by Current Procedural Terminology (“CPT”) code for specific payors or class of payors and represent the difference between the list price (the billing rate) and the reimbursement rate for each payor.

The Company services are provided through an independent diagnostic testing facility model which allows us to bill Medicare, Medicaid, or one of the third-party healthcare insurers directly for services provided. We also receive reimbursement directly from patients through co-pays and self-pay arrangements.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

New standards, interpretations and amendments effective from 1 January 2018 (Cont.)

A summary of the payment arrangements with payors is as follows:

●	Medicare and Medicaid Services (“CMS”) - we receive reimbursement per the relevant Current Procedural Terminology (“CPT”) code rate for the services rendered to the patient covered by CMS.

●	Contracted third-party payors – Company has negotiated amounts for its monitoring services provided to patients covered by commercial healthcare insurance carriers

●	Non-Contracted Payors - Non-contracted commercial and government insurance carriers often reimburse out of network rates provided for under the relevant CPT codes on a case rate basis. The transaction price is based on an average of the Company’s historical collection experience and it is reviewed quarterly

The Company is utilizing the portfolio approach practical expedient under IFRS 15 for revenue recognition. The Company accounts for the contracts within each portfolio as a collective group, rather than individual contracts. Based on the similar nature and characteristics of the patients within each portfolio, the Company has concluded that the financial statement effects are not materially different than if accounting for revenue on a contract-by-contract basis.

For the contracted and CMS portfolios, the Company has historical experience of collecting substantially all of the negotiated contractual rates and determined at contract inception that these customers, and or their related third-party payor that pays the Company on their behalf, have the intention and ability to pay the promised consideration. As such, the Company is not providing an implicit price concession but, rather, have chosen to accept the risk of default, and adjustments to the transaction price are recorded as bad debt expense.

For non-contracted portfolios, the Company is providing an implicit price concession because the Company does not have a contract with the underlying payor, the result of which requires us to estimate transaction price based on historical cash collections utilizing the expected value method. Subsequent adjustments to the transaction price are recorded as an adjustment to revenue and not as bad debt expense.

Sale of devices

Revenues from sales of devices are recognized when an arrangement (usually in the form of a purchase order) exists, delivery has occurred, title has passed to the customer, the Company’s fee is fixed or determinable and collectability is reasonably assured. Taxes collected from customers, which are subsequently remitted to governmental authorities, are excluded from revenue.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.):

New standards, interpretations and amendments effective from 1 January 2018 (Cont.)

IFRS 16- “Leases”

Adoption of IFRS 16 will result in the Company recognizing right of use assets and lease liabilities for all contracts that are, or contain, a lease. For leases currently classified as operating leases, under current accounting requirements the Company does not recognize related assets or liabilities, and instead spreads the lease payments on a straight-line basis over the lease term, disclosing in its annual financial statements the total commitment.

Instead of recognizing an operating expense for its operating lease payments, the Company will instead recognize interest on its lease liabilities and amortization on its right-of-use assets.

The amendments are effective for reporting periods (interim and annual) beginning after January 1, 2019.

The Company leases its office facilities and motor vehicles under various operating leases.

The Company applying IFRS 16 at the date of initial application.

Present value of future lease liabilities under operating leases as of June 30, 2018 are: 980.

The leases payments discounted using the interest rate of 10% per annum.

Right of use assets as of June 30, 2018 are: 1,114.

NOTE 3 – FAIR VALUE MEASUREMENT:

The following table sets out the Company’s liabilities that are measured and recognized at fair value in the financial statements:

	Fair value measurements using input type
	June 30, 2018 (Unaudited)
	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	-	-	(241)	(241)

	Fair value measurements using input type
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	-	-	(778)	(778)

The fair value measurement of the warrants in the table above, using the Black-Scholes model. The key inputs that were used in measuring the fair value of the warrants were: risk free interest rate - 2.43%, expected volatility - 60%, expected term - 1.838 year and Expected dividend yield - 0.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 4 – INVENTORIES:

	June 30, 2018	December 31, 2017
	Unaudited

Raw materials	1,139	49
Finish goods	145	182
	1,284	231

NOTE 5 –PROPERTY, PLANT AND EQUIPMENT, NET:

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvement	Total

Cost

As of December 31, 2017	1,384	97	115	92	1,688
Additions	1,472	338	148	51	2,009
Disposals	-	-	(115)	-	(115)
As of June 30, 2018	2,856	435	148	143	3,582

Accumulated depreciation

As of December 31, 2017	57	7	16	6	86
Additions	122	23	9	7	161
Disposals	-	-	(19)	-	(19)
As of June 30, 2018	179	30	6	13	228

Net Book Value:
As of June 30, 2018	2,677	405	142	130	3,354

As of December 31, 2017	1,327	90	99	86	1,602

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 6 – SHAREHOLDERS’ EQUITY:

A.	The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

	Number of shares
	June 30, 2018		June 30, 2017		December 31, 2017
	Unaudited
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares of $0.001 par value	1,000,000,000	339,762,777	1,000,000,000	235,009,112	1,000,000,000	339,659,320

B.	Options and shares granted to employees and service providers:

1.	In January 2017, the Board of Directors approved a Global Equity Incentive Plan (the “Plan”). Under the Plan, 4,928,685 options for ordinary shares with $0.00001 exercise price per share, were granted to employees, directors, consultants and sub-contractors of the Company. During February 2017, 3,913,884 fully vested options were converted into shares of the Company on 1:1 basis. The fair value of the options were measured according to share price in the initial public offering in Australia.

Upon initial public offering in Australia, the Company granted 15,000,000 shares and 20,000,000 fully vested options with AUD 0.3 exercise price per share to its service provider, the options will be expired upon 3 years from issuance. In 2017, the Company recorded an expense at the amount of 2,299. For six months ended on June 30, 2017 and June 30, 2018, the Company recorded an expenses at the amount of $2,262 and $138, respectively.

2.	On March 3, 2018 and May 14, 2018, under the Plan, 3,051,470 and 514,707 options for ordinary shares with $0.242 and $0.219 exercise price per share, were granted to employees of the Company, respectively. The fair value of the options which were measured according to Black-Scholes model were $372 and $52, respectively.

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2018 – 60%; risk-free interest rate: 2018 – 2.515%-2.78%; and expected life: 2017- 5 years.

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividends payouts and may be subject to change in the future.

3.	During January and May 2018, 103,457 fully vested options were converted into shares of the Company on 1:1 basis.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 6 – SHAREHOLDERS’ EQUITY (CONT.):

C.	Performance rights:

Upon initial public offering in Australia, three classes of Performance Rights (“Rights”) were approved by shareholders at an Extraordinary General Meeting. The Rights convert to ordinary shares on 1:1 basis, when the attaching milestone is met:

70,000,000 Class A Performance Right milestone requires an FDA approval within 12 months from grant date, the Rights will be expired in one year. In September 2017, the Company received clearance from the FDA and met the first milestone, following this 70,000,000 Class A Performance Rights were converted into shares of the Company on 1:1 basis.

60,000,000 Class B Performance Right milestone requires rolling 12 months revenues of at least $30,000, the Rights will be expired in 2 years.

60,000,000 Class C Performance Rights require cumulative EBITDA of at least $25,000, the Rights will be expired in 3 years.

The total fair value of performance shares at the amount of $15,888 was expensed in 2017 through profit and loss.

The main parameters used in the simulation model:

Risk free rate:             1.7%

Volatility of assets:    45%

NOTE 7 – LOSS PER SHARE:

	Six month period ended
	June 30, 2018	June 30, 2017
	Unaudited	Unaudited
Loss for the period attributable to shareholders	(8,509)	(21,740)
Weighted average number of ordinary shares	339,713,315	179,234,793
Basic loss per share in one USD	(0.03)	(0.12)

* Restated due to issuance of bonus shares.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 8 – RELATED PARTIES AND SHAREHOLDERS:

The following transactions arose with related parties:

Transaction	Period of six months ended June 30, 2018	Period of six months ended June 30, 2017
	Unaudited	Unaudited
Short term employee benefits	867	333
Post-employment benefits	117	52
Share based compensation	27	14,637

Liabilities to related parties:

	June 30, 2018	December 31, 2017
	(Unaudited)
Key management personnel	84	135
Loans from a shareholder	2,011	492

A.	In May 2018, the Company signed an agreement (the “2018 Credit Line”) to receive a short-term loan up to 3 million from its major shareholder. As of June 30, 2018, the total amount of this loan is 1,511.

The loan bears an interest of 10% per annum with a repayment date of April 30, 2019 and is unsecured. The Company has the option to fully repay the loan at its own discretion during the 12 months period.

As of August, 2018, the Company received additional funds from its major shareholder (see also note 11).

NOTE 9 – COMMITMENTS AND CONTINGENCIES:

The Company recorded a lien in the amount of $620 (NIS 2,263,000), as part of a guarantee for loans taken from an Israeli bank.

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 10 – SEGMENT REPORTING:

The Company identified the Company’s COO as its chief operating decision maker (“CODM”).

As the Company’s CODM, the COO receives information on a segregated basis (for review on a regularly basis) of each business unit, i.e. projects (services) and products (components). The financial statements present within statements of comprehensive income the revenues from each segment on a standalone basis as well as cost of sale of each segment – i.e. there are no transactions between segments. The information as presented in the financial statements is essentially the same information provided to the CODM and the same information regarding decisions about allocating resources.

The Company accounts for its segment information in accordance with IFRS 8 “Segment Reporting” which establishes annual and interim reporting standards for operating segments of a Company based on the Company’s internal accounting methods.

Operating segments are based upon its internal organization structure, the manner in which our operations are managed and the availability of separate financial information. The Company has two operating segments: components segment and project- services segment.

●	Products:

Development, manufacture and marketing of trans-telephonic and wireless diagnostic equipment for the medical industry and consumer market.

Mobile medical device platform designed for self-testing of vital signs for the consumer market.

●	Patient Services:

Cardiac monitoring services of MCT, MCT Patch, Event, Holter and Extended Holter.

Summarized financial information by segment, based on the Company’s internal financial reporting system utilized by the Company’s chief operating decision makers, follows:

For the six months ended June 30, 2018 (Unaudited):

	Products:	Patient Services:	Company Total:
Revenues from external customers	16	985	1,001
Segment loss	6,038	3,270	9,308
Finance income			(537)
Finance expenses			155
Loss before provision for income taxes			8,926

G MEDICAL INNOVATIONS HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands)

NOTE 11 – Subsequent Events:

A.	On September 5, 2018, the Company entered into a Controlled Placement Agreement with Acuity Capital Investment Management Pty Ltd which provides us with up to AUD 10,000 thousand (approximately $7,200) of standby equity over a period of 28 months. Pursuant to the Controlled Placement Agreement, the Company issued to Acuity an option to require the Company to issue and allot, subject to prior notice, Ordinary Shares at an exercise price per Ordinary Share equal to the greater of (i) 90% of the VWAP of our Ordinary Shares traded by Acuity on ASX during a valuation period and (ii) a floor price for such valuation period, to be determined by the Company from time to time. Subject to the terms of the Controlled Placement Agreement, the Company may, at any time, terminate the Controlled Placement Agreement, following which Acuity may not require the Company to issue or allot any additional Ordinary Shares. As part of the agreement with Acuity, the Company issued to Acuity 17,000,000 Ordinary Shares to be held in collateral for no consideration. Upon the termination of the Controlled Placement Agreement, the Company may buy back the 17,000,000 collateral shares for no consideration. As of December 11, 2018, Acuity has exercised its option to purchase 3,325,000 Ordinary Shares, for aggregate net proceeds of AUD 1,085 (approximately $782).

B.	The 2018 Credit Line was amended in October 2018, which the aggregate amount available to the Company was increased to $10 million. The 2018 Credit Line is unsecured, and bears multiple fixed interest rates, calculated on a linear basis from the disbursement date of each installment of the principal amounts: (i) 10% per annum for all amounts drawn until October 1, 2018 and (ii) 12% per annum for all amounts drawn as of October 1, 2018. (see also note 8).

C.	In October and November 2018, The Company entered into a convertible securities agreement (the “Convertible Securities”) with investors (the “Noteholders”), the Company issued 4,050,000 Notes (face value of $1.1 per Note) to the Noteholders for an aggregate principal amount of $4,050. The Convertible Securities mature 18 months after the issuance date and are convertible into an aggregate of 18,838,556 Ordinary Shares. Each Convertible Security is convertible into such number of Ordinary Shares equal to the product of the number of Convertible Securities converted and the face value of $1.10 per Convertible Security, divided by the exchange rate of $0.7034 and divided by the fixed conversion price of AUD 0.3362 (approximately $0.2365). In addition, we issued to the Noteholders of the Convertible Securities 870,673 Ordinary Shares and warrants to purchase an aggregate of 4,657,002 Ordinary Shares with an exercise price of AUD 0.391 (approximately $0.28), which expire on October 31, 2023. For lead manager services, we granted a warrant to purchase an aggregate of 1,218,311 Ordinary Shares with an exercise price of AUD 0.391 (approximately $0.28), which expire on October 31, 2023.

D.	On November 2, 2018, the Company announced that its wholly owned subsidiary, G Medical Innovations USA Inc., had entered into an agreement to acquire all of the membership interest in Telerhythmics LLC, a United States based Independent Diagnostic Testing Facility.

In return the Company has assumed up to a maximum of $1.95 million in debt.

American Depositary Shares

Representing                 Ordinary Shares

G Medical Innovations Holdings Ltd.

PROSPECTUS

Sole Book – Running Manager

H.C. Wainwright & Co.

           , 2019

Until and including,              2019 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors, Officers and Employees

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our Amended and Restated Memorandum and Articles of Association provide that, to the maximum extent permitted by law, every current and former director and officer (excluding an auditor) is entitled to be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, which such indemnified person may incur in that capacity unless such liability arose as a result of the actual fraud or willful default.

A Cayman Islands company may also purchase insurance for directors and certain other officers against liability incurred as a result of any negligence, default, breach of duty or breach of trust in relation to the company. We expect to maintain director’s and officer’s liability insurance covering our (and G Medical China’s) directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such. We have entered into indemnification agreements with each of our directors and officers and our corporate secretary. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.   Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since February 2016, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

In February 2017, the Company allocated 134,984,117 bonus shares in anticipation of an initial public offering in Australia and listing on the Australian Securities Exchange. In order to keep the existing shareholders whole, in connection with the amount of shares expected to be issued upon the public offering, the Company issued bonus shares (on a pro-rata basis) to its existing shareholders prior to the public offering. In order to issue the bonus shares, the Company issued 125,240,000 shares to the Company’s controlling shareholder, and other existing shareholders (mostly Israeli individuals) received, due to tax reasons, 9,744,117 options exercisable into shares with an exercise price of $0.00001 (negligible), so that the economic effect of the grant was equivalent to bonus issuance of shares (stock dividend) to its existing shareholders. All options were exercised the same day they were granted.

In May 2017, as part of our initial public offering on the Australian Securities Exchange operated by ASX Ltd. we issued 60,000,000 Ordinary Shares at a price per share of A$0.20 (approximately $0.15). In addition, we issued (i) 11,111,111 Ordinary Shares and warrants to purchase an aggregate of 5,555,556 Ordinary Shares with an exercise price of A$0.30 (approximately $0.23), which expire on May 1, 2020, for the conversion of a convertible loan, (ii) 125,240,000 Ordinary Shares, and (iii) 15,000,000 Ordinary Shares and fully vested warrants to purchase an aggregate of 20,000,000 Ordinary Shares with an exercise price of A$0.30 (approximately $0.23), which expire on May 1, 2020.

On November 21, 2017, as part of a private placement, we issued 31,395,349 Ordinary Shares at a price per share of A$0.43 (approximately $0.325). In addition, we issued to the joint lead manager warrants to purchase an aggregate of 2,000,000 Ordinary Shares with an exercise price of A$0.52 (approximately $0.39), which expire on November 21, 2020.

On December 6, 2017, we issued 3,254,859 Ordinary Shares to the shareholders of CardioStaff Corporation in exchange for their shares in CardioStaff Corporation at a price per share of A$0.405 (approximately $0.307).

On September 5, 2018, as part of a controlled placement agreement, or the Controlled Placement Agreement, we issued 17,000,000 Ordinary Shares to Acuity Capital Investment Management Pty Ltd, for no consideration, as collateral shares, in connection with the A$10,000,000 equity line. On December 11, 2018, pursuant to the Controlled Placement Agreement, we issued to Acuity 3,325,000 Ordinary Shares, at a price per share of A$0.3263 (approximately $0.24).

In October and November 2018, we issued 4,050,000 convertible securities, or the Convertible Securities. The Convertible Securities mature 18 months after the issuance date and are convertible into an aggregate of 18,838,556 Ordinary Shares. In addition, we issued to the holders of the Convertible Securities 870,673 Ordinary Shares and warrants to purchase an aggregate of 4,657,002 Ordinary Shares with an exercise price of A$0.391 (approximately $0.28), which expire on October 31, 2023. For lead manager services, we granted a warrant to purchase an aggregate of 1,218,311 Ordinary Shares with an exercise price of A$0.391 (approximately $0.28), which expire on October 31, 2023.

In February 2019, we issued 815,649 Ordinary Shares upon the conversion of certain Convertible Securities. In addition, we issued 126,485 warrants with an exercise price of A$0.391(approximately $0.28), following some of the Convertible Securities holders election to defer their January amortization payment until maturity.

Since February 2017, we have granted to our directors, officers, employees and service providers options to purchase an aggregate of 8,695,810 Ordinary Shares under our 2016 Global Equity Incentive Plan, with an exercise prices ranging between $0.00001 and $0.242 per share. As of February 25 2019, 4,114,407 options granted to directors, officers, employees, consultants and service providers were exercised, and 1,413,291 options forfeited, such that the total outstanding amount of options to directors, officers, employees, consultants and service providers as of February 25, 2019 is 3,168,112.

Since May 2017, we have granted our officers, directors, employees and service providers three classes of performance rights, or the Performance Rights, whereupon achievement of certain milestones, the holder of the Performance Rights may exercise their rights to receive such number of our Ordinary Shares represented by the Performance Rights. In September 2017, 70,000,000 Class A Performance Rights vested and converted into Ordinary Shares. 60,000,000 Class B Performance Rights and 60,000,000 Class C Performance Rights remain outstanding and have yet to be converted into Ordinary Shares, and may never be converted if the respective milestones are not reached.

Item 8.    Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement by and among G Medical Innovations Holdings Ltd. and the underwriters named therein.
3.1**	Amended and Restated Memorandum and Articles of Association of G Medical Innovations Holdings Ltd.
4.1*	Form of Deposit Agreement.
4.3*	Form of Representative’s Warrant.
5.1*	Opinion of Carey Olsen LLP, counsel to G Medical Innovations Holdings Ltd.
5.2*	Opinion of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, U.S. counsel to G Medical Innovations Holdings Ltd.
10.1**	Form of Indemnification Agreement.
10.2**	G Medical Innovations Holdings Global Equity Plan.
10.2.1**	G Medical Innovations Holdings Ltd. – Israel Sub-Plan.
10.2.2**	G Medical Innovations Holdings Ltd. – U.S. Sub-Plan.
10.3**	Form of Performance Rights Agreement.
10.4**	Credit Line Agreement, dated December 6, 2015, by and between the Company and Dr. Yacov Geva.
10.5**	Loan Agreement, dated December 19, 2016, by and between the Company and Dr. Yacov Geva.
10.6**	Amendment to Loan Agreement, dated February 26, 2017, by and between the Company and Dr. Yacov Geva.
10.7**	Loan Agreement, dated October 1, 2018, by and between the Company and Dr. Yacov Geva.
10.8**	Collateral Agency Agreement, dated October 29, 2018, by and between the Company and MEF I, L.P.
10.9**	General Security Agreement, dated October 29, 2018, by and between the Company and MEF I, L.P.
10.10**	Convertible Securities Agreement, dated October 29, 2018, by and between the Company and MEF I, L.P.
10.11**	Controlled Placement Deed, dated September 5, 2018, by and between the Company and Acuity Capital Investment Management Pty Ltd.
10.12**	Controlled Placement Deed Side Letter, dated September 5, 2018, by and between the Company and Acuity Capital Investment Management Pty Ltd.
10.13**	Stock Purchase Agreement, dated October 27, 2017, by and between the Company and the Selling Stockholders of CardioStaff Corporation.
10.14	Software Licensing Agreement, dated August 4, 2016, by and between the Company and Mennen Medical Ltd. (Exhibit A of this Exhibit 10.14 includes an unofficial English Translation of the Hebrew original).
21.1	List of Subsidiaries.
23.1*	Consent of Ziv Haft, a member firm of BDO.
23.2*	Consent of Carey Olsen LLP (included in Exhibit 5.1).
23.3*	Consent of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP (included in Exhibit 5.2).
24.1*	Power of Attorney.
99.1	Representation Letter — Waiver of Certain Provisions of Item 8.F.4 of Form 20-F.

*	To be filed by an amendment.

**	Previously filed

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9.    Undertakings

(a) The undersigned Registrant hereby undertakes:

(1)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in             on            , 2019.

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:
Dr. Yacov Geva
Chief Executive Officer

Signature	Title	Date

	President and Chief Executive Officer	, 2019
Dr. Yacov Geva	(Principal Executive Officer)

	Chief Financial Officer (Principal Financial	, 2019
Kobi Ben-Efraim	and Accounting Officer)

	Director, Chairman of the Board of Directors	, 2019
Dr. Kenneth R. Melani

	Director	, 2019
Dr. Shuki Gleitman

	Director	, 2019
Dr. Brendan de Kauwe

	Director	, 2019
Prof. Zeev Rotstein

	Director	, 2019
Urs Wettstein

* By:
Dr. Yacov Geva
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned,             , the duly authorized representative in the United States of G Medical Innovations Holdings Ltd., has signed this registration statement on             , 2019.